

2023 ANNUAL REPORT

NYSE: CTO

Dear Fellow Shareholders:

In CTO's four years as a REIT, we have outperformed the RMZ REIT Index every year except for 2023. We hope in 2024 we can get CTO's REIT outperformance back on track as we move to put together a portfolio of strong locations for high-quality, large format open-air shopping centers. In a particularly challenging year, with the Federal Reserve raising rates four times and certain sectors of real estate seeing weakness, we are pleased that we were able to sell several non-core assets and buy a large power center at what we see as favorable pricing. Hopefully, we are on the downward slope of interest rates, which we believe will give us wind to our back.

Last year, we were not as active in investing in retail open-air shopping centers, but we did buy the Plaza at Rockwall in the Rockwall submarket of Dallas, Texas for $61 million. This strong performing power center was purchased at a high going-in yield and below replacement cost – just like we like them. This year, we anticipate being more active as the opportunities are more plentiful as private investors are having difficulty borrowing funds for acquisitions. To start off 2024, in March we bought the Marketplace at Seminole Town Center in Orlando, Florida, for $69 million, making Florida our third largest market behind Georgia and Texas. These markets have enjoyed strong population and job growth, which we believe puts our portfolio in a very favorable position.

On the operational side, leasing was strong in 2023, with almost 500,000 square feet of leases being signed. Over 20% of last year's total has already been signed in the first quarter of 2024.

As we are closer to positioning CTO as a pure play open-air shopping center REIT, I believe more investor attention will migrate our way as the prospects for investing in CTO compared to the other shopping center REITs will be compelling. We believe that the strength of our locations and the quality of our portfolio are reflected in our leasing velocity, but investors are very much the "what have you done for me lately" types, so we will try to keep delivering.

Let's look at some of the highlights from last year:

- Invested $110 million at an average yield of 7.7%
- Purchased an additional 129,271 shares of Alpine Income Property Trust, Inc., bringing our holdings to 2,332,668 shares equivalent
- Sold $87.1 million of noncore properties for a gain of $6.6 million at a weighted average cap rate of 7.5%
- Repurchased 369,300 shares of common stock for $6 million

We expect 2024 to be a year of growth as we are seeing good opportunities with not a lot of buyer competition. We hope to find more attractive acquisitions while we sell remaining non-core assets.

This year we say goodbye to our CFO, Matt Partridge. We wish Matt well in his new opportunity. We thank Matt for all his contributions. As we are searching for a new CFO, we are thankful that we have had Lisa Vorakoun, our Chief Accounting Officer, for the past eleven years. Lisa and her team are the bedrock of all things finance and accounting.

We want to thank our CTO team and our entire board for all the hard work, support, and dedication.

<u>Performance Scorecard:</u>

	Total Return/Dividend Reinvested		
	<u>CTO</u>	<u>Dividend</u>	<u>RMZ</u>
2023	3.6%	1.52	13.7%
2022	(4.0%)	1.49	(24.5%)
2021	56.9%	1.33	43.1%
2020	(6.8%)	.91	(7.5%)
2019	15.7%	.12	25.9%
2018	(17.0%)	.07	(4.5%)
2017	19.3%	.05	5.1%
2016	1.6%	.03	8.6%
2015	(5.4%)	.02	2.5%
2014	54.0%	.02	30.4%
2013	17.2%	.02	2.5%
2012	14.7%	.01	17.9%
Annualized/Dividend Reinvestment	**9.9%**		**7.9%**



John P. Albright
President and
Chief Executive Officer

CTO PROPERTIES



% of Annualized Rent By State

> 15%   10% - 15%   5% - 10%   < 5%

⬤ CTO Property

Atlanta, GA	**35%**
Dallas, TX	**15%**
Richmond, VA	**12%**
Jacksonville, FL	7%
Raleigh, NC	**6%**
Phoenix, AZ	**6%**
Albuquerque, NM	5%
Houston, TX	**5%**
Santa Fe, NM	4%
Daytona Beach, FL	3%
Salt Lake City, UT	**2%**
Orlando, FL	**1%**

Denotes an MSA with over one million people;
Bold denotes a Top 25 ULI Market[1]

Property	Market	Square Feet	Occupancy	Leased Occupancy	% of ABR
The Collection at Forsyth Cumming, GA	Atlanta, GA	560,658	86%	88%	15%
West Broad Village Glen Allen, VA	Richmond, VA	392,092	88%	94%	12%
The Shops at Legacy Plano, TX	Dallas, TX	237,572	63%	67%	7%
Ashford Lane Atlanta, GA	Atlanta, GA	277,192	76%	89%	9%
Beaver Creek Crossings Apex, NC	Raleigh, NC	322,113	94%	97%	6%
Madison Yards Atlanta, GA	Atlanta, GA	162,521	98%	99%	7%
Crossroads Towne Center Chandler, AZ	Phoenix, AZ	221,658	99%	100%	6%
The Strand Jacksonville, FL	Jacksonville, FL	211,197	92%	99%	7%
Fidelity Albuquerque, NM	Albuquerque, NM	210,067	100%	100%	5%
Price Plaza Shopping Center Katy, TX	Houston, TX	200,576	100%	100%	5%
125 Lincoln & 150 Washington Santa Fe, NM	Santa Fe, NM	136,240	80%	82%	4%
The Exchange at Gwinnett Buford, GA	Atlanta, GA	93,366	100%	100%	5%
Jordan Landing West Jordan, UT	Salt Lake City, UT	170,996	100%	100%	2%
Daytona Beach Restaurant Portfolio Daytona Beach, FL	Daytona Beach, FL	41,725	100%	100%	3%
369 N. New York Ave. Winter Park, FL	Orlando, FL	27,948	100%	100%	1%
Plaza at Rockwall Rockwall, TX	Dallas, TX	446,521	96%	97%	8%

Percentages listed based on Annualized Cash Base Rent. Differences are a result of rounding.
1. As ranked by Urban Land Institute & PWC in the '2024 Emerging Trends in Real Estate' publication

As of December 31, 2023

PERFORMANCE SUMMARY

Diluted Per Share Information:

	2023	2022	% Growth
Net Income Attributable to Common Stockholders	$0.03	($0.09)	133%
Core Funds from Operations Attributable to Common Stockholders	$1.77	$1.74	2%
Adjusted Funds from Operations Attributable to Common Stockholders	$1.91	$1.83	4%

Dividends Per Share:

	2023	2022	% Growth
Common Stock Declared and Paid	$1.52	$1.49	2%
Series A Preferred Stock Declared and Paid	$1.59	$1.59	0%

Total Shareholder Return For 2023



S&P 500	Russell 2000	Dow Jones Industrial Average	FTSE NAREIT All Equity Index	Bloomberg Shopping Center Index	CTO
26%	17%	16%	11%	9%	4%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-11350

CTO REALTY GROWTH, INC.
(Exact name of registrant as specified in its charter)

Maryland	**59-0483700**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

369 N. New York Avenue, Suite 201	**32789**
Winter Park, Florida	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code
(407) 904-3324

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, $0.01 par value per share	CTO	NYSE
6.375% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	CTO PrA	NYSE

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

At June 30, 2023, the aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant was $369,477,913 based upon the last reported sale price on the NYSE on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter. The determination of affiliate status is solely for the purpose of this report and shall not be construed as an admission for the purposes of determining affiliate status.

The number of shares of the registrant's Common Stock outstanding on February 15, 2024 was 22,808,592.

Registrant incorporates by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K portions of CTO Realty Growth, Inc.'s definitive Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A. The definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

When we refer to "we," "us," "our," or "the Company," we mean CTO Realty Growth, Inc. and its consolidated subsidiaries. Statements contained in this Annual Report on Form 10-K, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also, when the Company uses any of the words "anticipate," "assume," "believe," "estimate," "expect," "intend," or similar expressions, the Company is making forward-looking statements. Management believes the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions. However, the Company's actual results could differ materially from those set forth in the forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise such forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. The risks and uncertainties that could cause our actual results to differ materially from those presented in our forward-looking statements, include, but are not limited to, the following:

- we are subject to risks related to the ownership of commercial real estate that could affect the performance and value of our properties;

- our business is dependent upon our tenants successfully operating their businesses, and their failure to do so could materially and adversely affect us;

- competition that traditional retail tenants face from e-commerce retail sales, or the integration of brick and mortar stores with e-commerce retail operators, could adversely affect our business;

- we operate in a highly competitive market for the acquisition of income properties and more established entities or other investors may be able to compete more effectively for acquisition opportunities than we can;

- we may be unable to successfully execute on asset acquisitions or dispositions;

- the loss of revenues from our income property portfolio or certain tenants would adversely impact our results of operations and cash flows;

- our revenues include receipt of management fees and potentially incentive fees derived from our provision of management services to Alpine Income Property Trust, Inc. ("PINE") and the loss or failure, or decline in the business or assets, of PINE could substantially reduce our revenues;

- there are various potential conflicts of interest in our relationship with PINE, including our executive officers and/or directors who are also officers and/or directors of PINE, which could result in decisions that are not in the best interest of our stockholders;

- a prolonged downturn in economic conditions could adversely impact our business, particularly with regard to our ability to maintain revenues from our income-producing assets;

- a part of our investment strategy is focused on investing in commercial loans and investments which may involve credit risk or the risk that our borrowers will fail to pay scheduled contractual payments to us when due;

- we may suffer losses when a borrower defaults on a loan and the value of the underlying collateral is less than the amount due;

- the Company's real estate investments are generally illiquid;

- if we are not successful in utilizing the Section 1031 like-kind exchange structure in deploying the proceeds from dispositions of income properties, or our Section 1031 like-kind exchange transactions are disqualified, we could incur significant taxes and our results of operations and cash flows could be adversely impacted;

- the Company may be unable to obtain debt or equity capital on favorable terms, if at all, or additional borrowings may impact our liquidity or ability to monetize any assets securing such borrowings;

- *servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to service or pay our debt;*

- *our operations and properties could be adversely affected in the event of natural disasters, pandemics, or other significant disruptions;*

- *we may encounter environmental problems which require remediation or the incurrence of significant costs to resolve, which could adversely impact our financial condition, results of operations, and cash flows;*

- *failure to remain qualified as real estate investment trust ("REIT") for U.S. federal income tax purposes would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to stockholders;*

- *the risk that the REIT requirements could limit our financial flexibility;*

- *our limited experience operating as a REIT;*

- *our ability to pay dividends consistent with the REIT requirements, and expectations as to timing and amounts of such dividends;*

- *the ability of our board of directors (the "Board") to revoke our REIT status without stockholder approval;*

- *our exposure to changes in U.S. federal and state income tax laws, including changes to the REIT requirements;*

- *general business and economic conditions, including unstable macroeconomic conditions due to, among other things, political unrest and economic uncertainty due to terrorism or war, inflation, rising interest rates and distress in the banking sector; and*

- *an epidemic or pandemic (such as the COVID-19 pandemic), and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it, may precipitate or materially exacerbate one or more of the above-mentioned and/or other risks and may significantly disrupt or prevent us from operating our business in the ordinary course for an extended period.*

The Company describes the risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors" (Part I, Item 1A of this Annual Report on Form 10-K), "Quantitative and Qualitative Disclosures about Market Risk" (Part II, Item 7A), and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" (Part II, Item 7).

ITEM 1.   BUSINESS

DESCRIPTION OF BUSINESS

We are a publicly traded, self-managed equity REIT that focuses on the ownership, management, and repositioning of high-quality retail and mixed-use properties located primarily in what we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies, outsized relative job and population growth, and where retail demand exceeds supply. We have pursued our investment strategy by investing primarily through fee simple ownership of our properties, commercial loans and preferred equity.

As of December 31, 2023, we own and manage, sometimes utilizing third-party property management companies, 20 commercial real estate properties in 8 states in the United States, comprising 3.7 million square feet of gross leasable space. In addition to our income property portfolio, as of December 31, 2023, our business included the following:

Management Services: A fee-based management business that is engaged in managing PINE as well as a portfolio of assets pursuant to the Portfolio Management Agreement, both as further described in Note 5, "Management Services Business" in the notes to the consolidated financial statements in Item 8.

Commercial Loans and Investments: A portfolio of four commercial loan investments and one preferred equity investment which is classified as a commercial loan investment.

Real Estate Operations: A portfolio of subsurface mineral interests associated with approximately 352,000 surface acres in 19 counties in the State of Florida ("Subsurface Interests"); and an inventory of mitigation credits produced by the Company's formerly owned mitigation bank.

On December 10, 2021, the entity that held approximately 1,600 acres of undeveloped land in Daytona Beach, Florida (the "Land JV"), of which the Company previously held a 33.5% retained interest, completed the sale of all of its remaining land holdings for $66.3 million to Timberline Acquisition Partners, LLC an affiliate of Timberline Real Estate Partners (the "Land JV Sale"). Proceeds to the Company after distributions to the other member of the Land JV, and before taxes, were $24.5 million. Prior to the completion of the Land JV Sale, the Company was engaged in managing the Land JV, as further described in Note 5, "Management Services Business" in the notes to the consolidated financial statements in Item 8. As a result of the Land JV Sale and corresponding dissolution of the Land JV, the Company no longer holds a retained interest in the Land JV as of December 31, 2021.

Our business also includes our investment in PINE. As of December 31, 2023, the fair value of our investment totaled $39.4 million, or 15.7% of PINE's outstanding equity, including the units of limited partnership interest ("OP Units") we hold in Alpine Income Property OP, LP (the "PINE Operating Partnership"), which are redeemable for cash, based upon the value of an equivalent number of shares of PINE common stock at the time of the redemption, or shares of PINE common stock on a one-for-one basis, at PINE's election. Our investment in PINE generates investment income through the dividends distributed by PINE. In addition to the dividends we receive from PINE, our investment in PINE may benefit from any appreciation in PINE's stock price, although no assurances can be provided that such appreciation will occur, the amount by which our investment will increase in value, or the timing thereof. Any dividends received from PINE are included in investment and other income (loss) on the accompanying consolidated statements of operations.

The following is a summary of financial information regarding the Company's business segments for the years ended December 31, 2023, 2022 and 2021 (in thousands):

	2023	2022	2021
Revenues:			
Income Properties	$ 96,663	$ 68,857	$ 50,679
Management Services	4,388	3,829	3,305
Interest Income from Commercial Loans and Investments	4,084	4,172	2,861
Real Estate Operations	3,984	5,462	13,427
Total Revenues	$109,119	$ 82,320	$ 70,272
Operating Income:			
Income Properties	$ 68,208	$ 48,493	$ 36,863
Management Fee Income	4,388	3,829	3,305
Commercial Loans and Investments	4,084	4,172	2,861
Real Estate Operations	2,261	2,969	4,813
General and Administrative Expenses	(14,249)	(12,899)	(11,202)
Impairment Charges	(1,556)	—	(17,599)
Depreciation and Amortization	(44,173)	(28,855)	(20,581)
Gain (Loss) on Disposition of Assets	7,543	(7,042)	28,316
Loss on Extinguishment of Debt	—	—	(3,431)
Total Operating Income	$ 26,506	$ 10,667	$ 23,345
Identifiable Assets:			
Income Properties	$887,345	$902,427	$630,747
Management Services	1,395	1,370	1,653
Commercial Loans and Investments	62,099	32,269	39,095

	2023	2022	2021
Real Estate Operations	2,343	4,041	26,512
Corporate and Other[1]	36,486	46,438	35,132
Total Assets	$989,668	$986,545	$733,139

(1) Corporate and other assets consist primarily of cash and restricted cash, property, plant, and equipment related to the other operations, as well as the general and corporate operations.

BUSINESS PLAN

Our business plan is primarily focused on investing in multi-tenanted, retail-based income-producing properties. We believe that focusing on multi-tenant properties will allow us to continue to broaden the credit base of our tenants. We also seek to diversify our income property portfolio geographically, with an emphasis on what we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies, outsized relative job and population growth, and where retail demand exceeds supply. We may also self-develop multi-tenant income properties, as we have done in the past.

Our investments in income-producing properties are typically subject to longer-term leases. For multi-tenant properties, each tenant typically pays its proportionate share of the aforementioned operating expenses of the property, although for such properties we typically incur additional costs for property management services. Single-tenant leases are typically in the form of triple or double net leases and ground leases. Triple-net leases generally require the tenant to pay property operating expenses such as real estate taxes, insurance, assessments and other governmental fees, utilities, repairs and maintenance, and capital expenditures.

In addition to our primary multi-tenanted, retail-based income-producing property investment strategy, our targeted investment classes may include the following:

Primary asset classes

- Multi-tenant properties, with a focus on retail and mixed use, that are typically stabilized; and located in what we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies and outsized relative job and population growth; and

- Single-tenant retail or other commercial, double or triple net leased, properties that are typically stabilized and located in what we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies and outsized relative job and population growth that are compliant with our commitments under the PINE ROFO Agreement.

Other asset classes

- Ground leases, whether purchased or originated by the Company, that are compliant with our commitments under the ROFO Agreement;

- Self-developed retail or other commercial properties;

- Commercial loans and investments, whether purchased or originated by the Company, with loan terms of 1-10 years with strong risk-adjusted yields secured by property types to include hotel, retail, residential, land and industrial;

- Select regional area investments using Company national market knowledge and expertise to earn strong risk-adjusted yields; and

- Real estate-related investment securities, including commercial mortgage-backed securities, preferred or common stock, and corporate bonds.

Our access to capital includes raising equity or debt financing, and our sources of debt financing primarily includes our borrowing capacity under our revolving credit facility (as amended and restated, the "Credit Facility") and term loans. Our strategy is to utilize leverage, when appropriate and necessary, and potentially proceeds from sales of income properties, the disposition or payoffs of our commercial loans and investments, and certain transactions involving our Subsurface Interests or mitigation credits to acquire income properties. As our current properties generally have low tax basis, we may seek to have the sale of the current income property qualify for income tax deferral through the like-kind exchange provisions under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code").

INCOME PROPERTIES

We have pursued a strategy of investing in income-producing properties, when possible, by utilizing the proceeds from real estate transactions, including the disposition of income properties and non-income producing assets, borrowing capacity under the Credit Facility and issuances of equity and debt securities.

Our strategy for investing in income-producing properties is focused on factors including, but not limited to, long-term real estate fundamentals and target markets, including markets we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies, outsized relative job and population growth. We employ a methodology for evaluating targeted investments in income-producing properties which includes an evaluation of: (i) the attributes of the real estate (e.g. location, market demographics, comparable properties in the market, etc.); (ii) an evaluation of the existing tenant(s) (e.g. creditworthiness, property level sales, tenant rent levels compared to the market, etc.); (iii) other market-specific conditions (e.g. tenant industry, job and population growth in the market, local economy, etc.); and (iv) considerations relating to the Company's business and strategy (e.g. strategic fit of the asset type, property management needs, ability to use a Section 1031 like-kind exchange structure, etc.).

During the year ended December 31, 2023, the Company acquired four additional buildings within an existing multi-tenanted retail income property, one multi-tenanted retail income property, and one vacant land parcel adjacent to an existing multi-tenanted retail income property owned by the Company for an aggregate purchase price of $80.0 million, or a total acquisition cost of $80.3 million. Of the aggregate $80.3 million acquisition cost, $21.2 million was allocated to land, $53.6 million was allocated to buildings and improvements, and $8.7 million was allocated to intangible assets pertaining to the in-place lease value, leasing costs, and above market lease value and $3.2 million was allocated to intangible liabilities for the below market lease value. The weighted average amortization period for the intangible assets and liabilities was 5.6 years at acquisition.

During the year ended December 31, 2023, the Company sold nine income properties, including (i) an outparcel of the property known as Eastern Commons, located in Henderson, Nevada, for $2.1 million, (ii) four outparcels of the property known as Crossroads Towne Center, located in Chandler, Arizona, for an aggregate sale price of $11.5 million, (iii) a single tenant office property located in Reston, Virginia leased to a subsidiary of General Dynamics for $18.5 million, (iv) a multi-tenanted retail property known as Westcliff, located in Fort Worth, Texas, for $14.8 million, (v) a multi-tenanted retail property known as Eastern Commons, located in Henderson, Nevada, for $18.2 million, and (vi) a single tenant office property known as Sabal Pavilion located in Tampa, Florida for $22.0 million. The sales of these nine properties reflect a total disposition volume of $87.1 million and resulted in aggregate gains on sales of $6.6 million, which consisted of aggregate gains on disposition of $8.2 million, aggregate losses on disposition of $0.7 million, and an impairment charge prior to sale of $0.9 million.

Our current portfolio of 14 multi-tenant properties generates $69.4 million of revenue from annualized straight-line base lease payments and had a weighted average remaining lease term of 4.3 years as of December 31, 2023. Our current portfolio of 6 single-tenant income properties generates $5.6 million of revenues from annualized straight-line base lease payments and had a weighted average remaining lease term of 6.2 years as of December 31, 2023.

Our focus on acquiring income-producing investments includes a continual review of our existing income property portfolio to identify opportunities to recycle our capital through the sale of income properties based on, among other possible factors, the current or expected performance of the property and favorable market conditions. We sold seven single-tenant income properties, five of which were outparcels to our property known as Crossroads Towne Center and Eastern Commons, and two multi-tenant income properties during the year ended December 31, 2023. As a result of entering the Exclusivity and Right of First Offer Agreement with PINE (the "ROFO Agreement") which generally prevents us from investing in single-tenant net lease income properties, our income property investment strategy will continue to be focused on multi-tenanted, retail-based properties. We may pursue this strategy by monetizing certain of our single-tenant properties, and should we do so, we would seek to utilize the 1031 like-kind exchange structure to preserve the tax-deferred gain on the original transaction(s) that pertains to the replacement asset.

As of December 31, 2023, the Company owned 20 income properties in 8 states. Following is a summary of these properties:

Tenant / Property	City	State	Area (Square Feet)
125 Lincoln & 150 Washington	Santa Fe	NM	136,240
369 N. New York Ave.	Winter Park	FL	27,948
Ashford Lane	Atlanta	GA	277,192
Beaver Creek Crossings	Apex	NC	322,113
Crossroads Towne Center	Chandler	AZ	221,658
Jordan Landing	West Jordan	UT	170,996
Madison Yards	Atlanta	GA	162,521
Plaza at Rockwall	Rockwall	TX	446,521
Price Plaza	Katy	TX	200,576
The Collection at Forsyth	Cumming	GA	560,658
The Exchange at Gwinnett	Buford	GA	93,366
The Shops at Legacy	Plano	TX	237,572
The Strand at St. Johns Town Center	Jacksonville	FL	211,197
West Broad Village	Glen Allen	VA	392,092
14 Multi-Tenant Properties			**3,460,650**
Crabby's Oceanside	Daytona Beach	FL	5,780
Fidelity	Albuquerque	NM	210,067
LandShark Bar & Grill	Daytona Beach	FL	6,264
MainStreet Portfolio[1]	Daytona Beach	FL	29,681
6 Single-Tenant Properties			**251,792**
20 Total Properties			**3,712,442**

(1) The MainStreet Portfolio is comprised of 3 single tenant properties.

The weighted average economic and physical occupancy rates of our income properties at December 31st for each of the last three years on a portfolio basis are as follows:

Year	Single-Tenant Economic / Physical Occupancy	Multi-Tenant Economic / Physical Occupancy
2021	100% / 100%	86% / 85%
2022	100% / 100%	89% / 86%
2023	100% / 100%	90% / 90%

The information on lease expirations of our total income property portfolio for each of the ten years starting with 2024 is as follows:

Year	# of Tenant Leases Expiring	Total Square Feet of Leases Expiring	Annual Rents Expiring[1] ($000's)	Percentage of Gross Annual Rents Expiring[1]
2024	44	232,821	$ 4,152	5.7%
2025	41	211,234	$ 5,951	8.2%
2026	61	464,886	$10,676	14.6%
2027	69	527,485	$ 9,035	12.4%
2028	57	870,040	$17,224	23.6%
2029	34	243,809	$ 4,987	6.8%
2030	33	171,579	$ 4,464	6.1%
2031	30	124,918	$ 3,222	4.4%
2032	31	154,481	$ 3,950	5.4%
2033	24	133,834	$ 4,753	6.5%

(1) Annual Rents consist of the in-place base rent to be received pursuant to each lease agreement (i.e. not on a straight-line basis).

The majority of leases have additional option periods beyond the original term of the lease, which typically are exercisable at the tenant's option.

Provision for Impairment — Income Properties. The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The fair value of long-lived assets required to be assessed for impairment is determined on a non-recurring basis using Level 3 inputs in the fair value hierarchy. These Level 3 inputs may include, but are not limited to, executed purchase and sale agreements on specific properties, third party valuations, discounted cash flow models, and other model-based techniques.

During the year ended December 31, 2023, the Company recorded a $0.9 million impairment charge on the sale of the Westcliff Property. The purchase and sale agreement for the Company's sale of the Westcliff Property was executed on July 28, 2023. The impairment charge of $0.9 million represents the sales price, less the book value of the asset as of September 30, 2023, less costs to sell. The sale of the Westcliff Property closed on October 12, 2023.

There were no impairment charges on the Company's income property portfolio during the years ended December 31, 2022 or 2021.

MANAGEMENT SERVICES BUSINESS

Related Party Management of PINE. Our business plan includes generating revenue from managing PINE. Pursuant to the management agreement with PINE, the Company generates a base management fee equal to 1.5% of PINE's total equity. The Company also has an opportunity to achieve additional cash flows as manager of PINE pursuant to the terms of an annual incentive fee, as further described in Note 5, "Management Services Business" in the notes to the consolidated financial statements in Item 8.

Portfolio Management Agreement. On December 4, 2023, the Company entered into an asset management agreement with a third party to manage a portfolio of multi-tenant and single-tenant assets (the "Portfolio Management Agreement"). Although the Company has no direct relationship with the third party, PINE is a lender to the third-party pursuant to a mortgage note originated by PINE which is secured by the portfolio. The Company is expected to receive asset management fees, disposition management fees, leasing commissions, and other fees related to the Company's management and administration of the portfolio pursuant to the Portfolio Management Agreement. The Company also entered into a revenue sharing agreement with PINE whereby PINE will receive the portion of fees earned by the Company under the

Portfolio Management Agreement which are attributable to the single tenant properties within the portfolio. During the year ended December 31, 2023, the Company recognized less than $0.1 million of revenue pursuant to the Portfolio Management Agreement, which is included in management fee income on the Company's consolidated statement of operations.

Related Party Management of Land JV. During the year ended December 31, 2021, the Company also generated management fees as the Land JV manager. Pursuant to the terms of the operating agreement for the Land JV, the initial amount of the management fee was $20,000 per month. The management fee was evaluated quarterly, and as land sales occurred in the Land JV, the basis for our management fee was reduced as the management fee was based on the value of real property that remained in the Land JV. The monthly management fee as of December 31, 2021, was $10,000 per month. As a result of the Land JV Sale, no management fees pertaining to the Land JV were earned during the years ended December 31, 2023 or 2022.

COMMERCIAL LOANS AND INVESTMENTS

Our investments in commercial loans or similarly structured investments, such as preferred equity, mezzanine loans or other subordinated debt, have been and are expected to continue to be secured by real estate or the borrower's pledge of its ownership interest in the entity that owns the real estate. The investments are associated with commercial real estate located in the United States and its territories, and are current or performing with either a fixed or floating rate. Some of these loans may be syndicated in either a pari-passu or senior/subordinated structure. Commercial first mortgage loans generally provide for a higher recovery rate due to their senior position in the underlying collateral. Commercial mezzanine loans are typically secured by a pledge of the borrower's equity ownership in the underlying commercial real estate. Unlike a mortgage, a mezzanine loan is not secured by a lien on the property. An investor's rights in a mezzanine loan are usually governed by an intercreditor agreement that provides holders with the rights to cure defaults and exercise control on certain decisions of any senior debt secured by the same commercial property.

2023 Commercial Loans and Investments Portfolio. During the year ended December 31, 2023, the Company originated two loans for a total investment of $30.4 million and received cash repayments of principal totaling $1.0 million. As of December 31, 2023, the Company's commercial loans and investments portfolio included four commercial loan investments and one preferred equity investment with a carrying value of $61.8 million.

2022 Commercial Loans and Investments Portfolio. During the year ended December 31, 2022, the Company originated three loans and one preferred equity investment for a total investment of $53.4 million and received cash repayments of principal totaling $22.3 million. As of December 31, 2022, the Company's commercial loans and investments portfolio included three commercial loan investments and one preferred equity investment with a carrying value of $31.9 million.

2021 Commercial Loans and Investments Portfolio. During the year ended December 31, 2021, the Company originated a loan in connection with the sale of a land parcel with an existing structure located in Daytona Beach, Florida. The principal loan amount of $0.4 million bears interest at a fixed rate of 10.00% and has an initial term of 1.5 years. As of December 31, 2021, the Company's commercial loans and investments portfolio included two commercial loan investments and two commercial properties with a carrying value of $39.1 million.

Provision for Impairment — Commercial Loans and Investments. Pursuant to ASC 326, Financial Instruments — Credit Losses, the Company measures and records a provision for current expected credit losses ("CECL") each time a new investment is made or a loan is repaid, as well as if changes to estimates occur during a quarterly measurement period. We are unable to use historical data to estimate expected credit losses, as we have incurred no losses to date. Management utilizes a loss-rate method and considers macroeconomic factors to estimate its CECL allowance, which is calculated based on the amortized cost basis of the commercial loans.

During the year ended December 31, 2023, the Company recorded a $0.6 million impairment charge representing the provision for credit losses related to our commercial loans and investments. There were no such impairment charges during the years ended December 31, 2022 or 2021.

REAL ESTATE OPERATIONS

Mitigation Credits and Mitigation Credit Rights. The Company owned mitigation credits with an aggregate cost basis of $1.0 million as of December 31, 2023. The Company owned mitigation credits and mitigation credit rights with an aggregate cost basis of $2.6 million as of December 31, 2022. On December 29, 2022, the Company completed the sale of the entity that owned the Mitigation Bank for a sales price of $8.1 million resulting in a loss on disposition of assets of $11.9 million. A balance of mitigation credits and mitigation credit rights were retained by the Company as part of the sale agreement. During the year ended December 31, 2023, the remaining mitigation credit rights were released and transferred to mitigation credits as they became available for sale.

Revenues and the cost of sales of mitigation credit sales are reported as revenues from, and direct costs of, real estate operations, respectively, in the consolidated statements of operations. During the year ended December 31, 2023, the Company sold 20 mitigation credits for proceeds of $2.3 million with a cost basis of $1.5 million. During the year ended December 31, 2022, the Company sold 34 mitigation credits for proceeds of $3.5 million with a cost basis of $2.3 million. During the year ended December 31, 2021, the Company sold six mitigation credits for proceeds of $0.7 million with a cost basis of $0.5 million. Additionally, two mitigation credits with a cost basis of $0.1 million were accrued for as an expense during the year ended December 31, 2021, as such credits are to be provided to buyers of land at no cost.

Subsurface Interests. As of December 31, 2023, the Company owns 352,000 acres of Subsurface Interests. The Company leases certain of the Subsurface Interests to mineral exploration firms for exploration. The Company's subsurface operations consist of revenue from the leasing of exploration rights and in some instances, additional revenues from royalties applicable to production from the leased acreage, which revenues are included within real estate operations in the consolidated statements of operations. During the year ended December 31, 2023, the Company sold 3,481 acres of Subsurface Interests for an aggregate sales price of $1.0 million. During the year ended December 31, 2022, the Company sold approximately 14,600 acres of subsurface oil, gas, and mineral rights for a sales price of $1.7 million. During the year ended December 31, 2021, the Company sold approximately 84,900 acres of subsurface oil, gas, and mineral rights for a sales price of $4.6 million.

The Company is not prohibited from selling any or all of its Subsurface Interests. The Company may release surface entry rights or other rights upon request of a surface owner for a negotiated release fee typically based on a percentage of the surface value. Should the Company complete a transaction to sell all or a portion of its Subsurface Interests or complete a release transaction, the Company may utilize the Section 1031 like-kind exchange structure in acquiring one or more replacement investments including income-producing properties. Cash payments for the release of surface entry rights totaled $0.7 million, $0.2 million, and $0.1 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Provision for Impairment — Investments in Joint Ventures. The $17.6 million impairment charge recognized during the year ended December 31, 2021, is related to the Company's previously held retained interest in the Land JV as a result of the estimated proceeds received in connection with the contract entered into with Timberline Acquisition Partners, an affiliate of Timberline Real Estate Partners ("Timberline"), which closed on December 10, 2021.

REIT CONVERSION AND MERGER

On September 3, 2020, the Board unanimously approved a plan for the Company to elect to be subject to tax as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2020. Subsequently, during a special meeting of stockholders held on November 9, 2020, the Company's stockholders approved the merger of CTO Realty Growth, Inc., a Florida corporation ("CTO FL"), with and into CTO NEWCO REIT, Inc. ("CTO MD"), a wholly owned Maryland subsidiary of CTO FL (the "Merger") in order to reincorporate in Maryland and facilitate its ongoing compliance with the REIT requirements by ensuring that certain standard REIT ownership limitations and transfer restrictions apply to CTO's capital stock.

As of December 31, 2020, the Company had completed certain internal reorganization transactions necessary to begin operating in compliance with the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes for the taxable year ended December 31, 2020.

On January 29, 2021, in connection with the REIT conversion, the Company completed the Merger. As a result of the Merger, existing shares of CTO FL common stock were automatically converted, on a one-for-one basis, into shares of common stock of CTO MD. CTO MD is a corporation organized in the state of Maryland and has been renamed "CTO Realty Growth, Inc." CTO MD's charter includes certain standard REIT provisions, including ownership limitations and transfer restrictions applicable to the Company's capital stock. See Note 13, "Equity" for the Company's disclosure related to the equity adjustments recorded during the year ended December 31, 2021 in connection with the Merger.

In connection with the REIT conversion and the Merger, CTO FL applied to list CTO MD's common stock on the New York Stock Exchange (the "NYSE") under CTO FL's ticker symbol, "CTO." This application was approved, and CTO MD's common stock began trading on the NYSE on February 1, 2021 under the ticker symbol "CTO."

COMPETITION

The real estate industry is, in general, a highly competitive industry. Our business plan is focused on investing in commercial real estate that produces income primarily through the leasing of assets to tenants. To identify investment opportunities in income-producing real estate assets and to achieve our investment objectives, we compete with numerous companies and organizations, both public as well as private, of varying sizes, ranging from organizations with local operations to organizations with national scale and reach, and in some cases, we compete with individual real estate investors. In all the markets in which we compete to acquire income properties, price is the principal method of competition, with transaction structure and certainty of execution also being significant considerations for potential sellers. Should we need to re-lease our single-tenant income properties or space(s) in our multi-tenant properties, we would compete with many other property owners in the local market based on, among other elements, price, location of our property, potential tenant improvements, and lease term.

Our business plan may also focus on investing in commercial real estate through the acquisition or origination of mortgage financings secured by commercial real estate. Competition for investing in commercial mortgage loans and similar financial instruments can include financial institutions such as banks, life insurance companies, institutional investors such as pension funds, and other lenders including mortgage REITs, REITs, and high net worth investors. The organizations that we compete with are of varying sizes, ranging from organizations with local operations to organizations with national scale and reach. Competition from these interested parties is based on, amongst other things, pricing or rate, financing structure, and other elements of the typical terms and conditions of a real estate financing.

REGULATION

General. Our properties are subject to various laws, ordinances and regulations, including those relating to fire and safety requirements, and affirmative and negative covenants and, in some instances, common area obligations. Our tenants have primary responsibility for compliance with these requirements pursuant to our leases. We believe that each of our properties has the necessary permits and approvals.

Americans With Disabilities Act. Under Title III of the Americans with Disabilities Act ("ADA"), and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent "readily achievable." In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" standard considers, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

Compliance with the ADA, as well as other federal, state and local laws, may require modifications to properties we currently own or may purchase or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our lease, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

ENVIRONMENTAL MATTERS

Federal, state and local environmental laws and regulations regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up hazardous or toxic substances, hazardous wastes or petroleum product releases or threats of releases at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up and monitoring costs incurred by those parties in connection with the actual or threatened contamination. These laws may impose clean-up responsibility and liability without regard to fault, or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may seek to obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial and can exceed the value of the property. In addition, some environmental laws may create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner or operator of real estate, we also may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using the property as collateral and may adversely impact our investment in that property.

Some of our properties contain, have contained or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. These operations create a potential for the release of petroleum products or other hazardous or toxic substances, and we could potentially be required to pay to clean up any contamination. In addition, environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions, water discharges and exposure to lead-based paint. Such laws may impose fines or penalties for violations and may require permits or other governmental approvals to be obtained for the operation of a business involving such activities. As a result of the foregoing, we could be materially and adversely affected.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACM"). Federal regulations require building owners and those exercising control over a building's management to identify and warn, through signs and labels, of potential hazards posed by workplace exposure to installed ACM in their building. The regulations also have employee training, record keeping and due diligence requirements pertaining to ACM. Significant fines can be assessed for violation of these regulations. As a result of these regulations, building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACM. The regulations may affect the value of a building containing ACM in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs.

We obtain Phase I environmental assessments on properties acquired. Phase I environmental site assessments are limited in scope and therefore may not reveal all environmental conditions affecting a property. However, if recommended in the initial assessments, we may undertake additional assessments such as soil and/or groundwater samplings or other limited subsurface investigations and ACM or mold surveys to test for substances of concern. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. If environmental concerns are not satisfactorily resolved in any initial or additional assessments, we may obtain environmental insurance policies to insure against potential environmental risk or loss depending on the type of property, the availability and cost of the insurance and various other factors we deem relevant. Our ultimate liability for environmental conditions may exceed the policy limits on any environmental insurance policies we obtain, if any.

Generally, our leases require the lessee to comply with environmental law and provide that the lessee will indemnify us for any loss or expense we incur as a result of the lessee's violation of environmental law or the presence, use or release of hazardous materials on our property attributable to the lessee. If our lessees do not comply with environmental law, or we are unable to enforce the indemnification obligations of our lessees, our results of operations would be adversely affected.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on our properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. If we or our tenants were to become subject to significant environmental liabilities, we could be materially and adversely affected.

HUMAN CAPITAL

We believe that our employees are one of our greatest resources. In order to attract and retain high performing individuals, we are committed to partnering with our employees to provide opportunities for their professional development and promote their well-being. To that end, we have undertaken various initiatives, including the following:

- providing opportunities to participate in industry conferences;

- providing regular feedback to assist in employee development and providing opportunities for employees to provide suggestions to management and safely register complaints;

- focusing on creating a workplace that values employee health and safety;

- committing to the full inclusion of all qualified employees and applicants and providing equal employment opportunities to all persons, in accordance with the principles of the Equal Employment Opportunities Commission and the principles of the ADA; and

- appreciating the many contributions of a diverse workforce, understanding that diverse backgrounds bring diverse perspectives, and result in unique insights.

At December 31, 2023, the Company had 33 full-time employees and considers its employee relations to be satisfactory.

AVAILABLE INFORMATION

The Company's executive offices are located at 369 N. New York Avenue, Suite 201 Winter Park, Florida, and its telephone number is (407) 904-3324.

The Company's website is www.ctoreit.com. The Company intends to comply with the requirements of Item 5.05 of Form 8-K regarding amendments to and waivers under the code of business conduct and ethics applicable to its Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer by providing such information on its website within four days after effecting any amendment to, or granting any waiver under, that code, and we will maintain such information on our website for at least twelve months. The information contained on the Company's website does not constitute part of this Annual Report on Form 10-K.

On the Company's website you can also obtain, free of charge, a copy of this Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable, after the Company files such material electronically with, or furnish it to, the Securities and Exchange Commission ("Commission" or "SEC"). The public may read and obtain a copy of any materials the Company files electronically with the Commission at www.sec.gov.

ITEM 1A.   RISK FACTORS

SUMMARY OF RISK FACTORS

Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC, before making an investment decision regarding our securities.

- We are subject to risks related to the ownership of commercial real estate that could affect the performance and value of our properties.

- Adverse changes in U.S., global and local regions or markets that impact our tenants' businesses may materially and adversely affect us generally and the ability of our tenants to make rental payments to us pursuant to our leases.

- Our business is dependent upon our tenants successfully operating their businesses, and their failure to do so could materially and adversely affect us.

- The loss of revenues from our income property portfolio or certain tenants would adversely impact our results of operations and cash flows.

- Retail properties, particularly those with multiple tenants, depend on the presence of and successful operation of an anchor tenant or tenants and the failure of such tenant's business or the loss of the anchor tenant(s) could adversely affect the overall success of our property and thereby could adversely impact our financial condition, results of operations and cash flows.

- We are subject to risks that affect the general retail environment in the United States, such as weakness in the economy, the level of consumer spending, the adverse financial condition of large consumer retail companies and competition from discount and internet retailers, any of which could adversely affect market rents for retail space and the willingness or ability of retail tenants to lease space in our multi-tenant properties.

- A significant portion of the revenue we generate from our income property portfolio is concentrated in specific industry classifications and/or geographic locations and any prolonged dislocation in those industries or downturn in those geographic areas would adversely impact our results of operations and cash flows.

- Our revenues include receipt of management fees and potentially incentive fees derived from our provision of management services to PINE and the loss or failure, or decline in the business or assets, of PINE could substantially reduce our revenues.

- There are various potential conflicts of interest in our relationship with PINE, including our executive officers and/or directors who are also officers and/or directors of PINE, which could result in decisions that are not in the best interest of our stockholders.

- A part of our investment strategy is focused on investing in commercial loans and investments which may involve credit risk or the risk that our borrowers will fail to pay scheduled contractual payments to us when due.

- We may invest in fixed-rate loan investments, and an increase in market interest rates may adversely affect the value of these investments, which could adversely impact our financial condition, results of operations and cash flows.

- The commercial loans or similar financings we may acquire that are secured by commercial real estate typically depend on the ability of the property owner to generate income from operating the property. Failure to do so may result in delinquency and/or foreclosure.

- We may suffer losses when a borrower defaults on a loan and the value of the underlying collateral is less than the amount due.

- The Company's real estate investments are generally illiquid.

- We may experience a decline in the fair value of our real estate assets or investments which could result in impairments and would impact our financial condition and results of operations.

- The Company may from time to time have stockholders that beneficially own more than 5% of the Company's outstanding common stock and exercise the related voting rights of those shares. Actions by these stockholders, including trading activity, could have a material adverse impact on the trading price of our stock.

- The Company may be unable to obtain debt or equity capital on favorable terms, if at all, or additional borrowings may impact our liquidity or ability to monetize any assets securing such borrowings.

- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to service or pay our debt.

- Our operations and properties could be adversely affected in the event of natural disasters, pandemics, or other significant disruptions.

- We may encounter environmental problems which require remediation or the incurrence of significant costs to resolve, which could adversely impact our financial condition, results of operations, and cash flows.

- Failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

- Even if we qualify as a REIT, we may face other tax liabilities that could reduce our cash flows and negatively impact our results of operations and financial condition.

- If we failed to distribute our Pre-REIT Conversion Earnings and Profits, we could fail to qualify as a REIT.

- Failure to make required distributions would subject us to U.S. federal corporate income tax.

- Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

- The prohibited transactions tax may limit our ability to dispose of our properties.

- The ability of the Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

- If we are not successful in utilizing the Section 1031 like-kind exchange structure in deploying the proceeds from dispositions of income properties, or our Section 1031 like-kind exchange transactions are disqualified, we could incur significant taxes and our results of operations and cash flows could be adversely impacted.

- Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

RISK FACTORS

Our business is subject to a number of significant risks. The risks described below may not be the only risks which potentially could impact our business. These additional risks include those which are unknown now or that are currently considered immaterial. If any of the circumstances, events, or developments described below actually occur to a significant degree, our business, financial condition, results of operations, and/or cash flows could be materially adversely affected, and the trading price of our common stock and preferred stock could decline. You should carefully consider the following risks and all the other information set forth in this Annual Report on Form 10-K, including the consolidated financial statements and the notes thereto.

Risks Related to Our Business

Income Property Operations

We are subject to risks related to the ownership of commercial real estate that could affect the performance and value of our properties.

Factors beyond our control can affect the performance and value of our properties. Our core business is the ownership of commercial properties that generate lease revenue from either a single tenant in a stand-alone property or multiple tenants occupying a single structure or multiple structures. Accordingly, our performance is subject to risks incident to the ownership of commercial real estate, including:

- inability to collect rents from tenants due to financial hardship, including bankruptcy;

- changes in local real estate conditions in the markets where our properties are located, including the availability and demand for the properties we own;

- changes in consumer trends and preferences that affect the demand for products and services offered by our tenants;

- adverse changes in national, regional and local economic conditions;

- inability to lease or sell properties upon expiration or termination of existing leases;

- environmental risks, including the presence of hazardous or toxic substances on our properties;

- the subjectivity of real estate valuations and changes in such valuations over time;

- illiquidity of real estate investments, which may limit our ability to modify our portfolio promptly in response to changes in economic or other conditions;

- zoning or other local regulatory restrictions, or other factors pertaining to the local government institutions which inhibit interest in the markets in which our properties are located;

- changes in interest rates and the availability of financing;

- competition from other real estate companies similar to ours and competition for tenants, including competition based on rental rates, age and location of properties and the quality of maintenance, insurance and management services;

- acts of God, including natural disasters and global pandemics, such as the COVID-19 Pandemic and its variants, which impact the United States, which may result in uninsured losses;

- acts of war or terrorism, including consequences of terrorist attacks;

- changes in tenant preferences that reduce the attractiveness and marketability of our properties to tenants or cause decreases in market rental rates;

- costs associated with the need to periodically repair, renovate or re-lease our properties;

- increases in the cost of our operations, particularly maintenance, insurance or real estate taxes which may occur even when circumstances such as market factors and competition cause a reduction in our revenues;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances including in response to global pandemics whereby our tenants' businesses are forced to close or remain open on a limited basis only; and

- commodities prices.

The occurrence of any of the risks described above may cause the performance and value of our properties to decline, which could materially and adversely affect us.

Adverse changes in U.S., global and local regions or markets that impact our tenants' businesses may materially and adversely affect us generally and the ability of our tenants to make rental payments to us pursuant to our leases.

Our results of operations, as well as the results of operations of our tenants, are sensitive to changes in U.S., global and local regions or markets that impact our tenants' businesses. Adverse changes or developments in U.S., global or regional economic conditions may impact our tenants' financial condition, which may adversely impact their ability to make rental payments to us pursuant to the leases they have with us and may also impact their current or future leasing practices. Adverse economic conditions such as high unemployment levels, rising interest rates, increased tax rates and increasing fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants, which would likely adversely impact us. During periods of economic slowdown and declining demand for real estate, we may experience a general decline in rents or increased rates of default under our leases. A lack of demand for rental space could adversely affect our ability to maintain our current tenants and gain new tenants, which may affect our growth, profitability and ability to pay dividends.

Our business is dependent upon our tenants successfully operating their businesses, and their failure to do so could materially and adversely affect us.

Each of our properties is occupied by a single tenant or multiple tenants. Therefore, the success of our investments in these properties is materially dependent upon the performance of our tenants. The financial performance of any one of our tenants is dependent on the tenant's individual business, its industry and, in many instances, the performance of a larger business network that the tenant may be affiliated with or operate under. The financial performance of any one of our tenants could be adversely affected by poor management, unfavorable economic conditions in general, changes in consumer trends and preferences that decrease demand for a tenant's products or services or other factors, including the impact of a global pandemic which affects the United States, over which neither they nor we have control. To the extent we own multiple properties operated by one tenant, the general failure of that single tenant or a loss or significant decline in its business could materially and adversely affect us.

At any given time, any tenant may experience a decline in its business that may weaken its operating results or the overall financial condition of individual properties or its business as a whole. Any such decline may result in our tenant failing to make rental payments when due, declining to extend a lease upon its expiration, delaying occupancy of our property or the commencement of the lease or becoming insolvent or declaring bankruptcy. We depend on our tenants to operate their businesses at the properties we own in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes, make repairs and otherwise maintain our properties. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations to us pursuant to the applicable lease. We could be materially and adversely affected if a tenant representing a significant portion of our operating results or a number of our tenants were unable to meet their obligations to us.

Retail properties, particularly those with multiple tenants, depend on the presence of and successful operation of an anchor tenant or tenants and the failure of such tenant's business or the loss of the anchor tenant(s) could adversely affect the overall success of our property and thereby could adversely impact our financial condition, results of operations and cash flows.

Retail properties, like other properties, are subject to the risk that tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. A multi-tenant property is particularly sensitive to the risk that a tenant that occupies a large area of a commercial retail property (commonly referred to as an anchor tenant) is unable to make their lease payments, does not extend their lease upon its expiration, or otherwise vacates their rented space. A lease termination by an anchor tenant or tenants could impact leases of other tenants. Other tenants may be entitled to modify the terms of their existing leases in the event of a lease termination by an anchor tenant, or the closure of the business of an anchor tenant that leaves its space vacant even if the anchor tenant continues to pay rent. Any such modifications or conditions could be unfavorable to us as the property owner and could decrease rents or expense recoveries. Additionally, should an anchor tenant vacate their leased space customer traffic to the property may be decreased, which could lead to decreased sales at other stores thus adversely impacting the tenant's operations and impacting their ability to pay rent. In the event of default by a tenant or anchor store, we may experience delays and costs in enforcing our rights as landlord to recover amounts due to us under the terms of our agreements with those parties.

We are subject to risks that affect the general retail environment in the United States, such as weakness in the economy, the level of consumer spending, the adverse financial condition of large consumer retail companies and competition from discount and internet retailers, any of which could adversely affect market rents for retail space and the willingness or ability of retail tenants to lease space in our multi-tenant properties.

A significant portion of the properties in our income property portfolio are commercial properties that were developed to be occupied by retail tenants and thus we are subject to the risks that affect the retail sector generally, as well as the market for retail space. The business environment for retail operators and the market for retail space have previously been, and could again be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retail companies, the consolidation of operators that occurs from time to time in the retail sector, any excess amount of retail space in a number of markets and increasing competition from discount retail operators, outlet malls, internet or e-commerce retail businesses and other online businesses. Increases in consumer spending through e-commerce channels may significantly affect our retail tenants' ability to generate sales in their stores and could affect the way future tenants lease space. In addition, some of our retail tenants face competition from the expanding market for digital content and hardware. New and enhanced technologies, including new digital technologies, new web services technologies and artificial intelligence, may increase competition for certain of our retail tenants. We cannot predict with certainty what future tenants will require to operate their businesses, what demands will be made for the build out of future retail spaces and how much revenue will be generated at traditional "brick and mortar" locations. If we are unable to anticipate and respond promptly to trends in the market, our occupancy levels and rental income may decline.

Any of the foregoing factors could adversely affect the financial condition of our retail tenants and the willingness of retail operators to lease space at our income properties. In turn, these conditions could negatively affect market rents for retail space and could materially and adversely affect our financial condition, results of operations, cash flow and our ability to satisfy our debt service obligations and to pay distributions to the Company's stockholders.

Competition that traditional retail tenants face from e-commerce retail sales, or the integration of brick and mortar stores with e-commerce retail operators, could adversely affect our business.

Our retail tenants face increasing competition from e-commerce businesses. E-commerce sales continue to account for an increasing percentage of retail sales in the U.S. and this trend is likely to continue. These trends may have an impact on decisions that retail businesses make regarding their utilization of "brick and mortar" stores. Changes in shopping trends as a result of the growth in e-commerce may also impact the profitability of retail operators that do not adapt to changes in market conditions. The continued growth of e-commerce sales could decrease the need for traditional retail outlets and reduce the demand for retail space and property requirements. These conditions could adversely impact our results of operations and cash flows if we are unable to meet the needs of our tenants or if our tenants encounter financial difficulties as a result of changing market conditions.

A key element of our future success will depend upon, among other things, our ability to successfully execute our strategy to invest in income-producing assets which if unsuccessful could adversely impact our financial condition, results of operations and cash flows.

There is no assurance that we will be able to continue to execute our strategy of investing in income-producing assets, including income properties and commercial loans or similar financings secured by real estate. There is no assurance that the number of properties in our income property portfolio or the number of loans in our loan investment portfolio will expand at all or, if they expand, at any specified rate or to any specified size. If we continue to invest in diverse geographic markets other than the markets in which we currently own income properties or loan investments, we will be subject to risks associated with investing in new markets as those markets may be relatively unfamiliar to us. In addition, investments in new markets may introduce increased costs to us relating to factors including the regulatory environment and the local and state tax structure. Additionally, there is no assurance we will be able to continue to make investments in commercial loans or similar financings secured by real estate. Consequently, if we are unable to successfully execute our strategy of investing in income-producing assets or some or all of our investments, including in new markets, introduce increased operating costs our financial condition, results of operations, and cash flows may be adversely affected.

We operate in a highly competitive market for the acquisition of income properties and more established entities or other investors may be able to compete more effectively for acquisition opportunities than we can.

A number of entities and other investors compete with us to purchase income properties. We compete with REITs, public and private real estate focused companies, high wealth individual investors, and others. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Several of our public company competitors have greater access to capital, typically by raising equity or debt financing, have significant amounts of capital available and investment objectives that overlap with ours, which often creates competition for acquisition opportunities. Some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different assessments of investment risk, which could allow them to consider a wider variety of income property acquisitions and establish more relationships than us. We cannot be assured that the competitive pressures we face will not have a material adverse effect on our business, financial condition, results of operations and therefore our cash flows. Also, because of this competition, we may not be able to take advantage of attractive acquisition opportunities from time to time, and we can offer no assurance that we will be able to identify and purchase assets that are consistent with our objectives.

The loss of revenues from our income property portfolio or certain tenants would adversely impact our results of operations and cash flows.

Certain of our tenants may account for a significant portion of our total revenues and/or square footage in our income property portfolio (see Note 2, "Summary of Significant Accounting Policies" under the heading Concentration of Credit Risk in the notes to the consolidated financial statements in Item 8). The default, financial distress, or bankruptcy of one or all of our major tenants could cause substantial vacancies in some of the largest properties in our income property portfolio and reduce our revenues from our income property operations significantly, thereby adversely impacting our results of operations and cash flows. Vacancies reduce our revenue until the affected properties can be re-leased and could decrease the value of each such vacant property. Upon the expiration of the leases that are currently in place, we may not be able to re-lease a vacant property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing. If, following the loss of an income property tenant, we are unable to re-lease the income property at comparable rental rates and in a timely manner, our financial condition, results of operations and cash flows could be adversely affected.

A significant portion of the revenue we generate from our income property portfolio is concentrated in specific industry classifications and/or geographic locations and any prolonged dislocation in those industries or downturn in those geographic areas would adversely impact our results of operations and cash flows.

Certain of our tenants and or geographic concentrations may account for a significant portion of our base rent revenue (see Note 2, "Summary of Significant Accounting Policies" under the heading Concentration of Credit Risk in the notes to the consolidated financial statements in Item 8). Such geographic concentrations could be heightened by the fact that our investments may be concentrated in certain areas that are affected by epidemics or pandemics such as COVID-19 more than other areas. Any financial hardship and/or economic downturns in the financial industry, including a downturn similar to the financial crisis in 2007 through 2009, or in the states noted could have an adverse effect on our results of operations and cash flows.

Certain provisions of the Company's leases may be unenforceable.

The Company's rights and obligations with respect to its leases are governed by written agreements with its tenants. A court could determine that one or more provisions of such an agreement are unenforceable, such as a particular remedy, a termination provision, or a provision governing the Company's remedies for default of the tenant. If we were unable to enforce provisions of a lease agreement or agreements, our results of operations, financial condition, and cash flows could be adversely impacted.

We may not be able to dispose of properties we target for sale to recycle our capital.

While the Company's strategy may include selectively selling non-core assets or other income-producing properties to recycle our capital, we may be unable to sell such assets or properties targeted for disposition due to adverse market or other conditions or not achieve the pricing or timing that is consistent with our expectations. This may adversely affect, among other things, the Company's ability to deploy capital into the acquisition of other income-producing properties, the execution of our overall operating strategy and consequently our financial condition, results of operations, and cash flows.

We may seek to conduct development activities, including the development of new income properties or the redevelopment or renovation of existing income properties, which may cause us to experience unexpected costs and have other risks that may adversely affect our financial condition, results of operations and liquidity.

We have recently and may in the future develop new income properties. In addition, we have in recent years and may in the future redevelop, significantly renovate or otherwise invest additional capital in certain of our existing income properties to improve the assets and enhance the opportunity for increased returns on our overall investment. These various development activities, particularly the development of new income properties, is subject to a number of risks, including risks associated with construction work and risks of cost overruns due to construction delays or other factors that may increase the expected costs of a project. Furthermore, the commencement of development projects is subject to other risks including the receipt of zoning or entitlements and other required governmental permits and authorizations. In addition, we may incur development costs in connection with projects that are ultimately not pursued to completion. Any of the development activities noted may be financed under our Credit Facility or through other forms of financing. If such financing is not available on acceptable terms, our development activities may not be pursued or may be curtailed. In addition, such development activities would likely reduce the available borrowing capacity on our Credit Facility which we use for the acquisition of income properties and other operating needs. The risks associated with development activities, including but not necessarily limited to those noted, could adversely impact our financial condition, results of operations, and liquidity.

Management of and Investment in PINE

Our revenues include receipt of management fees and potentially incentive fees derived from our provision of management services to PINE and the loss or failure, or decline in the business or assets, of PINE could substantially reduce our revenues.

Our revenues include the fees we earn from providing management services to PINE. The revenues we generate from managing PINE depend in large part on the ability of PINE to raise capital to invest in real estate assets and on the positive performance of PINE's investments and stockholder returns. The performance of PINE is subject to a number of risks and uncertainties. Therefore, a portion of our operating results and our ability to maintain and grow the fees we earn from providing management services to PINE depends upon the ability of PINE and its tenants to maintain and grow their respective businesses. Our ability to maintain and grow the fees we earn from providing management services to PINE also depend upon the ability of PINE to maintain and grow its market capitalization and to achieve positive stockholder returns in excess of applicable total stockholder return indexes. Reduced business activities, market capitalizations or stockholder returns, sales of assets or the failure of PINE or the termination of our management agreement with PINE could materially reduce our revenues and our profitability thereby adversely impacting our cash flows and results of operations.

Our management agreement with PINE is subject to termination for events of default or non-performance, and any such termination could have a material adverse effect on our business, results of operations and financial condition.

Our management with PINE may be terminated by PINE in certain circumstances. Depending upon the circumstances of a termination, we may or may not be entitled to receive a termination fee. If our management agreement with PINE is terminated, we may be unable to replace the lost revenue. Even if we receive a termination fee upon the termination of the management agreement with PINE, we may be unable to invest the after tax proceeds from the termination fee we receive in opportunities that earn returns equal to or greater than the revenues lost as a result of the terminated management agreement. The termination of our management agreement with PINE could have a material adverse impact on our business, results of operations and financial condition.

An internalization of PINE's management functions could have a material adverse effect on our business, results of operations and financial condition.

In the future, PINE's board of directors may consider internalizing the functions performed for PINE by us. We may be unable to replace the revenue that we would have received in the future in the absence of an internalization transaction. In the event that we and PINE agree to an internalization transaction, the payment of the internalization price to us would be in lieu of the payment of any termination fee. The internalization price would be payable in cash, shares of PINE's common stock or OP Units, or a combination thereof, as determined by a majority of PINE's independent directors in their sole discretion. Even if the internalization price paid to us in connection with an internalization is substantial, we cannot assure you that any cash, shares of PINE's common stock or OP Units received in connection with an internalization transaction will ultimately lead to returns equal to or greater than the revenues lost as a result of the internalization transaction.

Internalization transactions, including without limitation, transactions involving the acquisition of external advisors or property managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions to our stockholders. All of these factors could have a material adverse effect on us.

We may be unable to successfully operate PINE's business.

We are paid a management fee to manage PINE's business and we may be paid an incentive fee which will depend on numerous factors, including our ability to make investments on behalf of PINE that generate attractive, risk-adjusted returns, and thereby result in PINE's stockholders achieving a necessary level of return. A key element of PINE's success includes its ability to raise additional equity capital to fund its goals for growth. Our successful performance as the manager of PINE therefore depends, in part, on our ability to assist PINE in raising equity capital in amounts sufficient to support PINE's goals and on acceptable terms. Our successful performance as the manager of PINE also depends on our ability to access debt financing for PINE, and on acceptable terms. There can be no assurance that we will be successful in this business, that PINE will achieve its objectives, will invest successfully in income properties and will generally operate successfully, or that we will earn fees from PINE sufficient to recover the costs we have incurred or to provide a suitable return on our investment in PINE.

Declines in the market values of our investment in PINE may adversely affect periodic reported results.

We hold a significant equity interest in PINE as of December 31, 2023 including the OP Units we hold in the PINE Operating Partnership as further described in Note 1, "Organization" in the notes to the consolidated financial statements in Item 8. PINE is publicly traded and as such, PINE's common stock is subject to the risks associated with public equities, including, but not limited to, market risk broadly, risks associated with the REIT industry, and risks associated with the real estate industry more specifically. The public equity markets can be volatile, and the value of PINE's stock and OP Units may fluctuate significantly over short periods of time. A significant decrease in the trading price of PINE's stock could result in losses that have a material adverse effect on the value of our investment in PINE which could adversely impact our financial condition.

There are various potential conflicts of interest in our relationship with PINE, including our executive officers and/or directors who are also officers and/or directors of PINE, which could result in decisions that are not in the best interest of our stockholders.

We are subject to conflicts of interest that may exist or could arise in the future with PINE, including our executive officers and/or directors who are also directors or officers of PINE. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and PINE; conflicts in the amount of time that our officers and employees will spend on our affairs versus PINE's affairs; and conflicts in future transactions that we may pursue with PINE. Transactions between us and PINE would be subject to certain approvals of our directors; however, there can be no assurance that such approval will be successful in achieving terms and conditions as favorable to us as would be available from a third party. Our president and chief executive officer who is also one of our directors also serves on PINE's board of directors.

Our directors and executive officers have duties to our company under applicable Maryland law, and our executive officers and our directors who are also directors or officers of PINE also have duties to PINE under applicable Maryland law. Those duties may come in conflict from time to time. We have duties as the manager of PINE which may come in conflict with our duties to our stockholders from time to time. In addition, conflicts of interest may exist or could arise in the future with our duties to PINE as its manager in connection with future investment opportunities.

Commercial Loans and Investments

A part of our investment strategy is focused on investing in commercial loans and investments which may involve credit risk or the risk that our borrowers will fail to pay scheduled contractual payments to us when due.

As part of our business strategy, we have invested in commercial loans secured by commercial real estate and may in the future invest in other commercial loans or similar financings secured by real estate. Investments in commercial loans or similar financings of real estate involve credit risk with regard to the borrower, the borrower's operations and the real estate that secures the financing. The credit risks include, but are not limited to, the ability of the borrower to execute their business plan and strategy, the ability of the borrower to sustain and/or improve the operating results generated by the collateral property, the ability of the borrower to continue as a going concern, and the risk associated with the market or industry in which the collateral property is utilized. Our evaluation of the investment opportunity in a mortgage loan or similar financing includes these elements of credit risk as well as other underwriting criteria and factors. Further, we may rely on third party resources to assist us in our investment evaluation process and otherwise in conducting customary due diligence. Our underwriting of the investment or our estimates of credit risk may not prove to be accurate, as actual results may vary from our estimates. In the event we underestimate the performance of the borrower and/or the underlying real estate which secures our commercial loan or financing, we may experience losses or unanticipated costs regarding our investment and our financial condition, results of operations, and cash flows may be adversely impacted.

Our commercial loans and investments segment is also exposed to risks associated with real estate investments generally.

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact the performance of our commercial loans and investments segment by making it more difficult for borrowers to satisfy their debt payment obligations, increasing the default risk applicable to borrowers and making it relatively more difficult for us to generate attractive risk-adjusted returns in our commercial loans and investments segment. Real estate investments are subject to various risks, including the risks described elsewhere in this Form 10-K with respect to the properties that we own directly. Our borrowers may be impacted by these same risks, which may make it more difficult for them to satisfy their debt payment obligations to us.

Our origination or acquisition of construction loans exposes us to an increased risk of loss.

We have originated, and may in the future, originate or acquire additional construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete construction from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. A borrower default on a construction loan where the property has not achieved completion poses a greater risk than a conventional loan, as completion would be required before the property is able to generate revenue. The process of foreclosing on a property is time-consuming, and we may incur significant expense if we foreclose on a property securing a loan under these or other circumstances.

Our investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the Internal Revenue Service ("IRS").

We have originated and may in the future originate or acquire additional construction loans, the interest from which will be qualifying income for purposes of the REIT income tests, provided that the loan value of the real property securing the construction loan is equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that will secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge our estimate of the loan value of the real property.

Because of competition, we may not be able to acquire commercial loans or similar financings at all or at favorable yields.

When we seek to invest in commercial loans or similar financings secured by underlying real estate, we may not be able to acquire such loan investments at favorable spreads over our borrowing costs. We compete with many other investment groups including other REITs, public and private investment funds, life insurance companies, commercial and investment banks and, commercial finance companies, including some of the third parties with which we expect to have relationships. In most instances the competition has greater financial capacity, are larger organizations and has a greater operating presence in the market. As a result, we may not be able to acquire commercial loans or similar financings in the future at all or at favorable spreads over our borrowing costs, which could adversely impact our results of operations and cash flows and would likely result in the need for any growth in our portfolio of income-producing assets to be achieved through the acquisition of income properties.

Debt and preferred equity investments could cause us to incur expenses, which could adversely affect our results of operations.

We have in the past, currently and will own in the future, investments in first mortgages, mezzanine loans, junior participations and preferred equity interests. Such investments may or may not be recourse obligations of the borrower and are not insured or guaranteed by governmental agencies or otherwise. In the event of a default under these obligations, we may have to take possession of the collateral securing these interests including through foreclosure proceedings. Borrowers may contest enforcement of foreclosure or our other remedies and may seek bankruptcy protection to potentially block our actions to enforce their obligations to us. Relatively high loan-to-value ratios and declines in the value of the underlying collateral property may prevent us from realizing an amount equal to our investment upon foreclosure or realization even if we make substantial improvements or repairs to the underlying real estate to maximize such property's investment potential. Although we have maintained and regularly evaluated financial reserves to properly accrue for potential future losses, our reserves would reflect management's judgment of the probability and severity of losses and the value of the underlying collateral. We cannot be certain that our judgment will prove to be correct and that our reserves, if any, will be adequate over time to protect against future losses due to unanticipated adverse changes in the economy or events adversely affecting specific properties, assets, tenants, borrowers, industries in which our tenants and borrowers operate or markets in which our tenants and borrowers, or their properties are located. If we are unable to enforce our contractual rights, including but not limited to, taking possession of the collateral property in a foreclosure circumstance, or our reserves for credit losses prove inadequate, we could suffer losses which would have a material adverse effect on our financial condition, results of operations, and cash flows.

The mezzanine loan assets that we may acquire will involve greater risks of loss than senior loans secured by income-producing properties.

We may acquire mezzanine loans, which generally take the form of subordinated loans secured by the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. These types of assets involve a higher degree of risk than senior mortgage lending secured by income-producing real property, because the loan may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or the debt that is senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will only be satisfied after the senior debt has been satisfied. As a result, we may not recover some or all of our initial investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to our mezzanine loans would result in operating losses for us and could adversely impact our financial condition and cash flows.

We may invest in fixed-rate loan investments, and an increase in interest rates may adversely affect the value of these investments, which could adversely impact our financial condition, results of operations and cash flows.

Increases in interest rates may negatively affect the market value of our investments, particularly any fixed-rate commercial loans or other financings we have invested in. Generally, any fixed-rate commercial loans or other financings will be more negatively affected by rising interest rates than adjustable-rate assets. We are required to reduce the book value of our investments by the amount of any decrease in their fair value. Reductions in the fair value of our investments could decrease the amounts we may borrow to purchase additional commercial loans or similar financing investments, which could impact our ability to increase our operating results and cash flows. Furthermore, if our borrowing costs are rising while our interest income is fixed for the fixed-rate investments, the spread between our borrowing costs and the fixed-rate we earn on the commercial loans or similar financing investments will contract or could become negative which would adversely impact our financial condition, results of operations, and cash flows.

The commercial loans or similar financings we have acquired and may acquire in the future that are secured by commercial real estate typically depend on the ability of the property owner to generate income from operating the property. Failure to do so may result in delinquency and/or foreclosure.

Commercial loans are secured by commercial property and are subject to risks of delinquency and foreclosure and therefore risk of loss. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. In the event of any default under a commercial loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial loan, which could have a material adverse effect on our financial condition, operating results and cash flows. In the event of the bankruptcy of a commercial loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed commercial loan. If the borrower is unable to repay a mortgage loan or similar financing our inability to foreclose on the asset in a timely manner, and/or our inability to obtain value from reselling or otherwise disposing of the asset for an amount equal to our investment basis, would adversely impact our financial condition, results of operations, and cash flows.

The activities or actions of a third-party servicer engaged to service our investment in a commercial loan or similar debt financing could adversely impact the value of our investment or our results of operations and cash flows.

Any future investments in first mortgages, mezzanine loans or other debt financings secured by real estate may require a third-party servicer to service the loan on our behalf and/or on behalf of third parties who have invested in some portion of the debt financing. An intended or unintended breach by the servicer with regard to their servicing of the debt financing or in their contractual obligations and fiduciary duties to us or the other holders of the debt financing could adversely impact the value of our investment or our results of operations and cash flows.

We may suffer losses when a borrower defaults on a loan and the value of the underlying collateral is less than the amount due.

If a borrower defaults on a non-recourse loan, we will only have recourse to the real estate-related assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss. Conversely, commercial loans we invest in may be unsecured or be secured only by equity interests in the borrowing entities. These loans are subject to the risk that other lenders in the capital stack may be directly secured by the real estate assets of the borrower or may otherwise have a superior right to repayment. Upon a default, those collateralized lenders would have priority over us with respect to the proceeds of a sale of the underlying real estate. In such cases, we may lack control over the underlying asset collateralizing our loan or the underlying assets of the borrower before a default and, as a result, the value of the collateral may be reduced by acts or omissions by owners or managers of the assets. In addition, the value of the underlying real estate may be adversely affected by some or all of the risks referenced above that pertain to the income-producing properties that we own.

Commercial loans we may invest in may be backed by individual or corporate guarantees from borrowers or their affiliates which guarantees are not secured. If the guarantees are not fully or partially secured, we typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. Should we not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, we will have recourse as an unsecured creditor only to the general assets of the borrower or guarantor, some or all of which may be pledged as collateral for other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants, or that sufficient assets will be available to pay amounts owed to us under our loans and guarantees. Because of these factors, we may suffer additional losses which could have a material adverse effect on our financial condition, operating results and cash flows.

Upon a borrower bankruptcy, we may not have full recourse to the assets of the borrower to satisfy our loan. Additionally, in some instances, our loans may be subordinate to other debt of certain borrowers. If a borrower defaults on our loan or on debt senior to our loan, or a borrower files for bankruptcy, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of inter-creditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill" periods), and control decisions made in bankruptcy proceedings. Bankruptcy and borrower litigation can significantly increase collection costs and the time needed for us to acquire title to the underlying collateral (if applicable), during which time the collateral and/or a borrower's financial condition may decline in value, causing us to suffer additional losses.

If the value of collateral underlying a loan declines, or interest rates increase during the term of a loan, a borrower may not be able to obtain the necessary funds to repay our loan at maturity through refinancing because the underlying property revenue cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer additional loss which may adversely impact our financial condition, operating results and cash flows.

As a result of any of the above factors or events, the losses we may suffer could adversely impact our financial condition, results of operations and cash flows.

We could fail to continue to qualify as a REIT if the IRS successfully challenges our treatment of any mezzanine loans in which we invest.

We may, in the future, originate or acquire mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, our mezzanine loans may not meet all of the requirements for reliance on the safe harbor. Consequently, there can be no assurance that the IRS will not challenge our treatment of such loans as qualifying real estate assets, which could adversely affect our ability to continue to qualify as a REIT.

Other Investments

Investments in securities of companies operating in the real estate industry, including debt and equity instruments such as corporate bonds, preferred or common stock, or convertible instruments could cause us to incur losses or other expenses which could adversely affect our financial position, results of operations, and cash flows.

We currently own, and may own in the future, investments in corporate securities of companies operating in the real estate industry including debt and equity instruments such as corporate bonds, preferred or common stock, or convertible instruments. Certain of these investments may be traded on an exchange or other active market whereby the price of the underlying instrument is quoted daily and those quoted prices and thus the market value of the instrument varies during a given trading day. Certain of these investments may be traded on an exchange or market that is not deemed an active market but where the price of the investment fluctuates daily or otherwise. Adverse fluctuations in the value of these investments, whether market-generated or not, are reflected as unrealized losses on our balance sheet. We may choose to or be required to liquidate these investments in whole or in part and at prices that result in realized losses on our investment. Should we incur realized losses on liquidating these investments, our financial position, results of operations and cash flows would be adversely impacted.

General

We are subject to a number of risks inherent with the real estate industry and in the ownership of real estate assets or investment in financings secured by real estate, which may adversely affect our returns from our investments, our financial condition, results of operations and cash flows.

Factors beyond our control can affect the performance and value of our real estate assets including our income properties, investments in commercial loans or similar financings secured by real estate or other investments, and our Subsurface Interests. Real estate assets are subject to various risks, including but not limited to the following:

- Adverse changes in national, regional, and local economic and market conditions where our properties or the properties underlying a loan investment are located;

- Competition from other real estate companies similar to ours and competition for tenants, including competition based on rental rates, age and location of the property and the quality of maintenance, insurance, and management services;

- Changes in tenant preferences that reduce the attractiveness and marketability of our income properties to tenants or decreases in market rental rates;

- Zoning or other local regulatory restrictions, or other factors pertaining to the local government institutions which inhibit interest in the markets in which our income-producing assets are located;

- Costs associated with the need to periodically repair, renovate or re-lease our income properties;

- Increases in the cost of our operations, particularly maintenance, insurance, or real estate taxes which may occur even when circumstances such as market factors and competition cause a reduction in our revenues;

- Changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies, and ordinances;

- Commodities prices;

- Illiquidity of real estate investments which may limit our ability to modify our income-producing asset portfolios promptly in response to changes in economic or other conditions;

- Acts of God, including natural disasters, which may result in uninsured losses; and

- Acts of war or terrorism, including consequences of terrorist attacks.

If any of these or similar events occurs, it may reduce our return from an affected real estate asset or investment which could adversely impact our financial condition, results of operations and cash flows.

The Company's real estate investments are generally illiquid.

Real estate investments, including investments in income properties, joint ventures and Subsurface Interests, are relatively illiquid; therefore, it may be difficult for us to sell such assets if the need or desire arises, and otherwise the Company's ability to make rapid adjustments in the size and content of our income property portfolio or other real estate assets in response to economic or other conditions is limited. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. In addition, validating third party pricing for illiquid assets may be more subjective than more liquid assets. As a result, if we are required to quickly liquidate all or a portion of certain of our real estate assets or income-producing assets, we may realize significantly less than the value at which we have previously recorded our assets. Further, certain expenditures necessary to operate our income property operations generally do not decrease and may in fact increase in response to weakening economic conditions or other market disruptions, which expenditures may include maintenance costs, insurance costs and, in some instances, interest expense. This relationship of revenue and expenditures may result, under certain market conditions, in declining operating results and reduced cash flows and thereby could have an adverse effect on the Company's financial condition.

We may experience a decline in the fair value of our real estate assets or investments which could result in impairments and would impact our financial condition and results of operations.

A decline in the fair market value of our long-lived assets may require us to recognize an "other-than-temporary" impairment against such assets (as defined by the Financial Accounting Standards Board ("FASB") authoritative accounting guidance) if certain conditions or circumstances related to an asset were to change and we were to determine that, with respect to any such asset, there was an unrealized loss to the fair value of the asset. The fair value of our long-lived assets depends on market conditions, including estimates of future demand for these assets, and the revenues that can be generated from such applicable assets including land or an income property. If such a determination were to be made, we would recognize the estimated unrealized losses through earnings and write down the depreciated or amortized cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be other-than-temporarily impaired. Such impairment charges reflect non-cash losses at the time of recognition; subsequent disposition or sale of such assets could further affect our future losses or gains, as they are based on the difference between the sales price received and the adjusted depreciated or amortized cost of such assets at the time of sale.

Downturns in the U.S. economy and real estate markets have at times caused the fair value of certain of our properties to decrease. If the real estate market were to experience another decline, we may be required to take write-downs against our earnings for other than temporary impairments in the value of our real estate assets including our income properties, commercial loans and investments and similar financings or other capitalized costs. Any such non-cash charges could have an adverse effect on our financial condition and results of operations.

From time to time we make investments in companies over which we do not have control. Some of these companies may operate in industries that differ from our current operations, with different risks than investing in real estate.

From time to time we make debt or equity investments in other companies that we may not control or over which we may not have sole control. Although these businesses generally have a significant real estate component, some of them may operate in businesses that are different from our primary business segments. Consequently, investments in these businesses, among other risks, subject us to the operating and financial risks of industries other than real estate and to the risk that we do not have sole control over the operations of these businesses.

From time to time we may make additional investments in or acquire other entities that may subject us to similar risks. Investments in entities over which we do not have sole control, including joint ventures, present additional risks such as having differing objectives than our partners or the entities in which we invest, or becoming involved in disputes, or competing with those persons. In addition, we rely on the internal controls and financial reporting controls of these entities and their failure to maintain effectiveness or comply with applicable standards may adversely affect us.

Quarterly results may fluctuate and may not be indicative of future quarterly performance.

Our quarterly operating results could fluctuate; therefore, reliance should not be placed on past quarterly results as indicative of our performance in future quarters. Factors that could cause quarterly operating results to fluctuate include, among others, variations in the performance of our income-producing assets, market values of our investment in PINE, costs associated with debt, general economic conditions, the state of the real estate and financial markets and the degree to which we encounter competition in our markets.

Risks related to Our Financing

General

The Company may be unable to obtain debt or equity capital on favorable terms, if at all, or additional borrowings may impact our liquidity or ability to monetize any assets securing such borrowings.

In order to further our business objectives, we have in the past and expect to continue to seek to obtain additional debt financing or raise equity capital and may be unable to do so on favorable terms, if at all. We may obtain unsecured debt financing in addition to our Credit Facility which could decrease our borrowing capacity under the Credit Facility. Other sources of available capital may be more expensive or available under terms that are more restrictive than the Company's existing debt capital. Any of these occurrences could adversely affect the Company's business, financial condition, results of operations, and cash flows.

An increase in our borrowing costs would adversely affect our financial condition and results of operations.

While we have no short-term maturities in our long-term debt, should we seek to incur additional debt to help finance our acquisitions, increased interest rates would reduce the difference, or spread, that we may earn between the yield on the investments we make and the cost of the leverage we employ to finance such investments. It is possible that the spread on investments could be reduced to a point at which the profitability from investments would be significantly reduced or eliminated entirely. This would adversely affect our returns on our assets, and therefore adversely impact our financial condition, our results of operations, and cash flows, and could require us to liquidate certain or all of these assets.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to service or pay our debt.

Our ability to make scheduled payments of the principal of, to pay interest on, to pay any cash due upon conversion of, or to refinance our indebtedness, including the Company's $51.0 million aggregate principal amount of 3.875% Convertible Senior Notes due 2025 (the "2025 Notes"), depends on our future operating and financial performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Our level of indebtedness could have significant adverse consequences and our cash flow may be insufficient to meet our debt service obligations.

Our level of indebtedness, as further described in Note 16 "Long-Term Debt" in the notes to the consolidated financial statements in Item 8, could have significant adverse consequences on our business and operations, including the following:

- it may increase our vulnerability to changes in economic conditions (including increases in interest rates) and limit our flexibility in planning for, or reacting to, changes in our business and/or industry;

- we may be at a disadvantage compared to our competitors with comparatively less indebtedness;

- we may be unable to hedge our debt, or such hedges may fail or expire, leaving us exposed to potentially volatile interest or currency exchange rates; and

- we may be unable to refinance our indebtedness or obtain additional financing as needed or on favorable terms.

Our ability to generate sufficient cash flow determines whether we will be able to (i) meet our existing or potential future debt service obligations; (ii) refinance our existing or potential future indebtedness; and (iii) fund our operations, working capital, acquisitions, capital expenditures, and other important business uses. Our future cash flow is subject to many factors beyond our control and we cannot assure you that our business will generate sufficient cash flow from operations, or that future sources of cash will be available to us on favorable terms, to meet all of our debt service obligations and fund our other important business uses or liquidity needs. As a result, we may be forced to take other actions to meet those obligations, such as selling properties, raising equity, or delaying capital expenditures, any of which may not be feasible or could have a material adverse effect on us.

We continue to have the ability to incur debt; if we incur substantial additional debt, the higher levels of debt may affect our ability to pay the interest and principal of our debt.

Despite our current consolidated debt levels, we and our subsidiaries may incur substantial additional debt in the future (subject to the restrictions contained in our debt instruments), some of which may be secured debt. The indenture governing our 2025 Notes does not restrict our ability to incur additional indebtedness, whether secured or unsecured, or require us to maintain financial ratios or specified levels of net worth or liquidity. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our ability to pay the principal of, and interest on, our outstanding debt and our creditworthiness generally.

Declines in the value of the assets in which we invest will adversely affect our financial condition and results of operations and make it costlier to finance these assets.

Generally, we use our income property investments as collateral for our financings or as the borrowing base for our Credit Facility. Any decline in their value, a significant decrease in the rent received from the portfolio, or perceived market uncertainty about the value of our income properties, could make it difficult for us to obtain or renew financing on favorable terms or at all, or maintain our compliance with terms of any financing arrangements already in place.

We have in the past and expect to continue to utilize derivative instruments to hedge risk, which may adversely affect our borrowing cost and expose us to other risks.

The derivative instruments we have used in the past and expect to continue to use in the future are and could be in the form of interest rate swaps, interest rate caps and or interest rate collars. Interest rate swaps effectively change variable-rate debt obligations to fixed-rate debt obligations or fixed-rate debt obligations to variable-rate debt obligations. Interest rate caps limit our exposure to rising interest rates. Interest rate collars limit our exposure to rising interest rates while also limited our benefit from declining interest rates.

Our use of derivative instruments also involves the risk that a counterparty to a hedging arrangement could default on its obligation and the risk that we may have to pay certain costs, such as transaction fees or breakage costs, if a hedging arrangement is terminated by us. To limit the risk of counterparty default, we generally seek to enter into hedging arrangements with counterparties that are large, creditworthy financial institutions typically rated at least "A/A2" by S&P and Moody's, respectively.

Developing an effective strategy for dealing with alterations in interest rates is complex and any strategy aimed at managing exposures to changing interest rates would likely not be able to completely insulate us from risks associated with such fluctuations. There can be no assurance that any hedging activities will have the desired beneficial impact on our results of operations or financial condition.

Increases in interest rates could have an adverse effect on our operating results.

Our operating results depend in part on the difference between the income achieved from our income-producing assets and management fee income streams and the interest expense incurred in connection with our interest-bearing liabilities. Changes in the general level of interest rates prevailing in the financial markets have in the past affected and may in the future affect the spread between our income-producing assets and management fee income streams and our interest-bearing liabilities subject to the impact of interest rate floors and caps, as well as the amounts of floating rate assets and liabilities. Any significant compression of the spreads between income-producing assets and management fee income streams and interest-bearing liabilities could have a material adverse effect on us. While interest rates remain low relative to certain historical rates, rates have recently risen and are generally expected to rise in the coming years, although there is no certainty as to the amount by which they may rise. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, inflation, labor markets, and other factors beyond our control. In the event of a rising interest rate environment, rates could create a mismatch between the income we generate from our income-producing assets and management fee income streams and the interest expense incurred on our floating rate debt that could have a significant adverse effect on our financial condition, our operating results and, our cash flows. An increase in interest rates could also, among other things, reduce the value of certain of our income-producing assets and our ability to realize gains from the sale of such assets.

Our Credit Facility

The Company's Credit Facility and secured financings include certain financial and/or other covenants that could restrict our operating activities, and the failure to comply with such covenants could result in a default that accelerates the required payment of such debt.

The Credit Facility contains certain financial and operating covenants, including, among other things, certain coverage ratios and limitations on our ability to incur debt and limits on the repurchase of the Company's stock and similar restrictions. In addition, the Credit Facility contains certain covenants pertaining to maximum levels of investment in certain types of assets, the number and make-up of the properties in the borrowing base, and similar covenants typical for this type of indebtedness. The Company's secured indebtedness generally contains covenants regarding debt service coverage ratios. The Company's ability to meet or maintain compliance with these and other debt covenants may be dependent on the performance of the Company's tenants under their leases. The Company's failure to comply with certain of our debt covenants could result in a default that may, if not cured, accelerate our payment obligations under such debt and limit the Company's available cash flow for acquisitions, dividends, or operating costs, which would likely have a material adverse impact on the Company's financial condition, results of operations, and cash flows. In addition, these defaults could impair the Company's access to the debt and equity markets.

Our Convertible Notes

Certain investors in the convertible debt issuance may also invest in our common stock utilizing trading strategies which may increase the volatility in or adversely affect the trading price and liquidity of our common stock.

Investors in, and potential purchasers of, the 2025 Notes may employ, or seek to employ, a convertible arbitrage strategy with respect to the 2025 Notes. Investors that employ a convertible arbitrage strategy with respect to our convertible debt instruments typically implement that strategy by selling short the common stock underlying the 2025 Notes and dynamically adjusting their short position while they hold the 2025 Notes. Investors may also implement this strategy by entering into swaps on our common stock in lieu of or in addition to short selling our common stock. These strategies, particularly the effect short sales or equity swaps with respect to our common stock, could increase the volatility of our stock price or otherwise adversely affect the trading price of our common stock.

We may not have the liquidity or ability to raise the funds necessary to settle conversions of the 2025 Notes or purchase the 2025 Notes as required upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon a purchase or conversion of the 2025 Notes.

Following certain potential events qualifying as a fundamental change under the indenture governing the 2025 Notes, including a change in control, holders of 2025 Notes will have the right to require us to purchase their 2025 Notes for cash. A fundamental change may also constitute an event of default or a prepayment event under, and result in the acceleration of the maturity of, our then-existing indebtedness. In addition, upon conversion of the 2025 Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the 2025 Notes being converted. There is no assurance that we will have sufficient financial resources, or will be able to arrange financing, to pay the fundamental change purchase price or make cash payments upon conversion. In addition, restrictions in our then existing credit facilities or other indebtedness, if any, may not allow us to purchase the 2025 Notes upon a fundamental change or make cash payments upon conversion. Our failure to purchase the 2025 Notes upon a fundamental change or make cash payments upon conversion thereof when required would result in an event of default with respect to the 2025 Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the 2025 Notes or make cash payments upon conversions thereof.

To the extent we issue shares of our common stock to satisfy all or a portion of the settlement of our 2025 Notes, conversions of the 2025 Notes will dilute the ownership interest of our existing stockholders, including holders who had previously converted their 2025 Notes into common stock.

To the extent we issue shares of our common stock to satisfy all or a portion of our conversion obligation pursuant to the 2025 Notes, the conversion of some or all of the 2025 Notes into common stock will dilute the ownership interests of our existing stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the 2025 Notes may encourage short selling by market participants because the conversion of the 2025 Notes could depress the price of our common stock.

The fundamental change purchase feature of our 2025 Notes may delay or prevent an otherwise beneficial attempt to take over our company.

The terms of the 2025 Notes require us to offer to purchase the 2025 Notes for cash in the event of a fundamental change, as defined in the indenture agreement of the 2025 Notes. A non-stock takeover of the Company may trigger the requirement that we purchase the 2025 Notes. This feature may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial to investors.

The accounting method for our 2025 Notes, which may be settled in cash, may have a material effect on our reported financial results.

Under Accounting Standards Codification ("ASC") 470-20, *Debt with Conversion and Other Options*, which we refer to as ASC 470-20, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the 2025 Notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer's economic interest cost. The effect of ASC 470-20 on the accounting for the 2025 Notes is that the equity component is required to be included in the additional paid-in capital section of stockholders' equity on our consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the 2025 Notes. As a result, we will be required to record a greater amount of non-cash interest expense in current periods presented because of the amortization of the discounted carrying value of the 2025 Notes to their face amount over the term of the 2025 Notes. We will report lower net income (or greater net loss) in our financial results because ASC 470-20 requires interest to include both the current period's amortization of the debt discount and the instrument's coupon interest, which could adversely affect our reported or future financial results, and/or the market price of our common stock.

Effective January 1, 2022, the Company adopted ASU 2020-06 whereby diluted EPS includes the dilutive impact of the 2025 Notes (hereinafter defined) using the if-converted method. Upon adoption, the Company recorded a $7.0 million adjustment to reduce additional paid-in capital to eliminate the non-cash equity component of the 2025 Notes with corresponding offsets including (i) a $4.0 million cumulative effect adjustment to the opening balance of retained earnings and (ii) a $3.0 million adjustment to eliminate the non-cash portion of the convertible notes discount, net of accumulated amortization (the "2025 Notes Adjustment"). The 2025 Notes Adjustment was made on January 1, 2022, and is reflected in the accompanying consolidated statements of stockholders' equity.

Risks Associated with Certain Events, Environmental Issues and, Climate Change

Our operations and properties could be adversely affected in the event of natural disasters, pandemics, or other significant disruptions.

Our corporate headquarters and many of our properties are located in Florida, where major hurricanes have occurred. We have income properties in other states or regions that experience similar or other natural disasters. Depending on where any hurricane makes landfall, our properties in Florida could experience significant damage. In addition, the occurrence and frequency of hurricanes in Florida could also negatively impact demand for our real estate assets because of consumer perceptions of hurricane risks. In addition to hurricanes, the occurrence of other natural disasters and climate conditions in Florida and other states, such as tornadoes, floods, fires, unusually heavy or prolonged rain, droughts, and heat waves, could have an adverse effect on our ability to develop properties or realize income from our properties. In addition to the various forms of natural disasters that could impact our operations and the performance of our income producing assets, pandemics occurring throughout the world could lead to disruptions in the global economy or significant economies throughout the world which could adversely impact our tenant's operations, their ability to pay rent and consequently our financial condition, results of operations and cash flows may be adversely impacted. If a hurricane, earthquake, natural disaster, health pandemic or other similar significant disruption occurs, we may experience disruptions to our operations and damage to our properties, which could have an adverse effect on our business, our financing condition, our results of operations, and our cash flows.

Acts of violence, terrorist attacks or war may affect the markets in which the Company operates and adversely affect the Company's results of operations and cash flows.

Terrorist attacks or other acts of violence may negatively affect the Company's operations. There can be no assurance that there will not be terrorist attacks against businesses within the United States. These attacks may directly impact the Company's physical assets or business operations or the financial condition of its tenants, lenders or other institutions with which the Company has a relationship. The United States may be engaged in armed conflict, which could have an impact on these parties. The consequences of armed conflict are unpredictable, and the Company may not be able to foresee events that could have an adverse effect on its business. More generally, the occurrence of any of these events or the threat of these events, could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in or cause an economic recession in the United States or abroad. Any of these occurrences could have an adverse impact on the Company's financial condition, results of operations or cash flows.

We may encounter environmental problems which require remediation or the incurrence of significant costs to resolve, which could adversely impact our financial condition, results of operations, and cash flows.

Under various federal, state and local laws, ordinances and regulations, we may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate or that we previously owned or operated, and we may be required to pay other costs relating to hazardous or toxic substances. Any such liability may be imposed without regard to whether the Company's management had knowledge, were notified or were otherwise aware of the origination of the environmental issues or were responsible for their occurrence. The presence of environmental issues or the failure to remediate properly any such losses at any of our properties may adversely affect our ability to sell or lease those properties, or to borrow using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. The costs or liabilities associated with resolving environmental issues could be significant.

The uses of any of our income properties prior to our acquisition, and the building materials used in the construction of the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. In general, before we acquire our income properties, independent environmental consultants are engaged to conduct Phase I environmental assessments, which generally do not involve invasive techniques such as soil or groundwater sampling. Depending on the Phase I results, we may elect to obtain Phase II environmental assessments which do involve this type of sampling. There can be no assurance that environmental liabilities have not developed since these environmental assessments were performed or that future uses or conditions (including changes in applicable environmental laws and regulations) or new information about previously unidentified historical conditions will not result in the imposition of environmental liabilities.

If we are subject to any material costs or liabilities associated with environmental, our financial condition, results of operations and our cash flows could be adversely affected.

We are subject to certain risks associated with investing in real estate, including potential liabilities under environmental laws and risks of loss from weather conditions, man-made or natural disasters, climate change and terrorism.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. While a secured lender is not likely to be subject to these forms of environmental liability, when we foreclose on real property, we become an owner and are subject to the risks of environmental liability. Additionally, our net lease assets require our tenants to undertake the obligation for environmental compliance and indemnify us from liability with respect thereto. There can be no assurance that our tenants will have sufficient resources to satisfy their obligations to us.

Weather conditions and man-made or natural disasters such as hurricanes, tornadoes, earthquakes, floods, droughts, fires and other environmental conditions can damage properties we own. Additionally, we own properties located near the coastline and the value of our properties will potentially be subject to the risks associated with long-term effects of climate change. A significant number of our properties are located in major urban areas which, in recent years, have been high risk geographical areas for terrorism and threats of terrorism. Certain forms of terrorism including, but not limited to, nuclear, biological and chemical terrorism, political risks, environmental hazards and/or Acts of God may be deemed to fall completely outside the general coverage limits of our insurance policies or may be uninsurable or cost prohibitive to justify insuring against. Furthermore, if the U.S. Terrorism Risk Insurance Program Reauthorization Act is

repealed or not extended or renewed upon its expiration, the cost for terrorism insurance coverage may increase and/or the terms, conditions, exclusions, retentions, limits and sub-limits of such insurance may be materially amended, and may effectively decrease the scope and availability of such insurance to the point where it is effectively unavailable. Future weather conditions, man-made or natural disasters, effects of climate change or acts of terrorism could adversely impact the demand for, and value of, our assets and could also directly impact the value of our assets through damage, destruction or loss, and could thereafter materially impact the availability or cost of insurance to protect against these events. Although we believe our owned real estate and the properties collateralizing our loan assets are adequately covered by insurance, we cannot predict at this time if we or our borrowers will be able to obtain appropriate coverage at a reasonable cost in the future, or if we will be able to continue to pass along all of the costs of insurance to our tenants. Any weather conditions, man-made or natural disasters, terrorist attack or effect of climate change, whether or not insured, could have a material adverse effect on our financial performance, liquidity and the market price of our common or preferred stock. In addition, there is a risk that one or more of our property insurers may not be able to fulfill their obligations with respect to claims payments due to a deterioration in its financial condition.

The Company's operations and financial condition may be adversely affected by climate change, including possible changes in weather patterns, weather-related events, government policy, laws, regulations, and economic conditions.

In recent years, the assessment of the potential impact of climate change has begun to impact the activities of government authorities, the pattern of consumer behavior, and other areas that impact the business environment in the United States including, but not limited to, energy-efficiency measures, water use measures, and land-use practices. The promulgation of policies, laws or regulations relating to climate change by governmental authorities in the U.S. and the markets in which the Company owns real estate may require the Company to invest additional capital in our income properties. In addition, the impact of climate change on businesses to whom the Company seeks to lease its income properties is not reasonably determinable at this time. While not generally known at this time, climate change may impact weather patterns or the occurrence of significant weather events which could impact economic activity or the value of real estate in specific markets in which the Company owns its assets. The occurrence of any of these events or conditions may adversely impact the Company's ability to lease its income properties, which would adversely impact the Company's financial condition, results of operations, and cash flows.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control of our company.

Certain "business combination" and "control share acquisition" provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Pursuant to the MGCL, the Board has by resolution exempted business combinations between us and any other person. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. However, there can be no assurance that these exemptions will not be amended or eliminated at any time in the future. Our charter and bylaws and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

Our charter contains stock ownership limits, which may delay, defer or prevent a change of control.

In order to maintain our qualification as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days for each taxable year other than our initial REIT taxable year (*i.e.*, our taxable year ended December 31, 2020). "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist us in complying with these limitations, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or number of

shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Our charter's constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Our charter also provides that any attempt to own or transfer shares of our common stock or preferred stock in excess of the stock ownership limits without the consent of the Board or in a manner that would cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being automatically transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be null and void.

Our rights and the rights of our stockholders to take action against our directors and executive officers are limited, which could limit your recourse in the event of actions not in your best interest.

Our charter limits the liability of our present and former directors and executive officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and executive officers will not have any liability to us or our stockholders for money damages other than liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty by the director or executive officer that was established by a final judgment and is material to the cause of action. As a result, we and our stockholders have limited rights against our present and former directors and executive officers, which could limit your recourse in the event of actions not in your best interest.

Risks Related to Our Qualification and Operation as a REIT

Failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and method of operation has enabled us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ended December 31, 2020, and we intend to continue to be organized and operate in such a manner. However, we cannot assure you that we will remain qualified as a REIT. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

- we could be subject to increased state and local taxes; and

- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to remain qualified as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to remain qualified as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect our business, financial condition, results of operations or ability to make distributions to our stockholders and the trading price of our common stock.

Even if we remain qualified as a REIT, we may face other tax liabilities that could reduce our cash flows and negatively impact our results of operations and financial condition.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure and state or local income, property and transfer taxes. In addition, any partnership in which we have an interest may be liable at the entity level for tax imposed under those procedures. Further, our taxable REIT subsidiaries ("TRSs") will be subject to regular corporate U.S. federal, state and local taxes. The TRS rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Any of these taxes would decrease cash available for distributions to stockholders, which, in turn, could materially adversely affect our business, financial condition, results of operations or ability to make distributions to our stockholders and the trading price of our common stock.

If we failed to distribute our Pre-REIT Conversion Earnings and Profits, we could fail to qualify as a REIT.

To qualify as a REIT, we must not have any non-REIT accumulated earnings and profits, as measured for U.S. federal income tax purposes, at the end of any REIT taxable year. We were treated as a C corporation prior to our first REIT year, which was our taxable year ended December 31, 2020. Thus, we were required to distribute our Pre-REIT Conversion Earnings and Profits by the end of the 2020 taxable year. While we believe that the Special Distribution satisfied the requirements relating to the distribution of our Pre-REIT Conversion Earnings and Profits, the determination of the amount of accumulated earnings and profits attributable to non-REIT years is a complex factual and legal determination. There are substantial uncertainties relating to the computation of our Pre-REIT Earnings and Profits. For example, information used at the time we completed our analysis may have been less than complete or we may have interpreted the applicable law differently from the IRS. Thus, we could have failed to satisfy the requirement that we distribute all of our Pre-REIT Conversion Earnings and Profits by the close of our first taxable year as a REIT. Although there are procedures available to cure a failure to distribute all of our Pre-REIT Conversion Earnings and Profits, we cannot now determine whether we will be able to take advantage of them or the economic impact to us of doing so. If it is determined that we had undistributed Pre-REIT Conversion Earnings and Profits as of the end of any taxable year in which we elect to qualify as a REIT, and we are unable to cure the failure to distribute such earnings and profits, then we would fail to qualify as a REIT under the Code.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to continue to operate in a manner so as to maintain our qualification as a REIT for U.S. federal income tax purposes. In order to maintain our qualification as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs and no more than 25% of our assets can be represented by debt of "publicly offered REITs" (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act), unless secured by real property or interests in real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Our relative lack of experience in operating under the constraints imposed on us as a REIT may hinder the achievement of our investment objectives.

The Code imposes numerous constraints on the operations of REITs that do not apply to other investment vehicles. Our qualification as a REIT depends upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Code. Any failure to comply could cause us to fail to satisfy the requirements associated with maintaining our REIT status. We have relatively limited experience operating under these constraints, which may hinder our ability to take advantage of attractive investment opportunities and to achieve our investment objectives. As a result, we cannot assure you that we will be able to operate our business under these constraints. If we fail to qualify as a REIT for any taxable year, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests applicable to REITs. In addition, certain income from hedging transactions entered into to hedge existing hedging positions after any portion of the hedged indebtedness or property is extinguished or disposed of will not be included in income for purposes of the 75% and 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Our ability to provide certain services to our tenants may be limited by the REIT rules or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at a disadvantage to competitors that are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned by such TRS will be subject to U.S. federal corporate income tax.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties, may structure dispositions as Section 1031 like-kind exchanges, or may conduct such sales through a TRS, which would be subject to U.S. federal corporate income tax.

We may pay taxable dividends in our stock and cash, in which case stockholders may sell shares of our stock to pay tax on such dividends, placing downward pressure on the market price of our stock.

We may satisfy the 90% distribution test with taxable distributions of our stock. The IRS has issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by "publicly offered REITs." Pursuant to Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied.

With respect to any taxable dividend payable in cash and stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. If we make a taxable dividend payable in cash and our stock and a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

The ability of the Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines in good faith that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

There are limits on our ownership of TRSs and our transactions with a TRS may cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRS. A TRS will be subject to applicable U.S. federal, state and local corporate income tax on its taxable income, and its after tax net income will be available for distribution to us but is not required to be distributed to us. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and, in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with such TRSs on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% limitation or to avoid application of the 100% excise tax.

If we are not successful in utilizing the Section 1031 like-kind exchange structure in deploying the proceeds from dispositions of income properties, or our Section 1031 like-kind exchange transactions are disqualified, we could incur significant taxes and our results of operations and cash flows could be adversely impacted.

Although, as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders, we will nevertheless pay tax at the highest applicable regular U.S. federal corporate income tax rate (currently 21%) if we recognize built-in gain on the sale or disposition of any asset we held on January 1, 2020 (the first day of our initial REIT taxable year), during the five-year period after such date (the "Built-in Gains Tax"). Our strategy of investing in income-producing properties includes the utilization, when possible, of proceeds obtained from the disposition of income properties or from prior land transactions which qualify for deferral of the applicable income tax through the Section 1031 like-kind exchange provisions ("Section 1031"). Conducting Section 1031 exchanges generally will not trigger the Built-in Gains Tax. However, sales transactions that we completed in which we applied Section 1031 may be disqualified for such treatment if we are deemed to have conducted activities on the land or in connection with the transaction that are inconsistent with the activities of a long-term investor such as the activities of a developer or a dealer. In addition, if we fail to complete a qualifying acquisition utilizing the aforementioned proceeds or complete the intended qualifying acquisition outside the specified period of time allowed for completing such transaction the application of Section 1031 would be disqualified. If a transaction we deemed qualifying for Section 1031 exchange treatment is subsequently disqualified by the IRS, we may be subject to increased income taxes, including the Built-in Gains Tax, which would adversely impact our results of operations and our cash flows. In such a case, we could also possibly be subject to the 100% prohibited transactions tax applicable to REITs.

If the provisions of Section 1031 were altered substantially or eliminated, our financial position, results of operations and cash flows could be adversely impacted.

A fundamental element of our strategy is investing in income-producing properties, in some instances utilizing the proceeds obtained from the disposition of our income properties in tax deferred like-kind exchanges. As noted above, the use of Section 1031 will generally allow us to avoid the Built-in Gains Tax that may apply during the five-year period following our REIT conversion. If Section 1031, including the deferral of taxes on gains related to the sale of real property such as our income properties, were to be altered substantially or eliminated, we may be limited in our ability to dispose of properties and may be subject to increased income taxes, including the Built-in Gains Tax, which may have a material adverse effect on our results of operations and our cash flows.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions for REITs in the Code and the 9.8% share ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our shares of capital stock under this requirement. Additionally, at least 100 persons must beneficially own our shares of capital stock during at least 335 days of each taxable year other than our initial REIT taxable year (i.e., our taxable year ended December 31, 2020). To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, requires our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by the Board, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares of capital stock. The Board may not grant an exemption from this restriction to any person if such exemption would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if the Board determines in good faith that it is no longer in our best interest to continue to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20% (plus the 3.8% surtax on net investment income, if applicable). Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. However, for taxable years beginning before January 1, 2026, ordinary REIT dividends constitute "qualified business income" and thus a 20% deduction is available to individual taxpayers with respect to such dividends, resulting in a 29.6% maximum U.S. federal income tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. However, to qualify for this deduction, the stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may be subject to adverse legislative or regulatory tax changes, in each instance with potentially retroactive effect, that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations which, in turn, could materially adversely affect our ability to make distributions to our stockholders and the trading price of our common stock.

Risks Associated with our Common Stock

The Company may from time to time have stockholders that beneficially own more than 5% of the Company's outstanding common stock and exercise the related voting rights of those shares. Actions by these stockholders, including trading activity, could have a material adverse impact on the trading price of our stock.

Certain of our stockholders may from time to time beneficially own more than 5% of the outstanding common stock of the Company. Any substantial trading activity executed by these large stockholders could have an adverse impact on the trading price of the Company's stock which may impact our ability to raise capital through equity financing, which may adversely impact our ability to execute our business plan.

Other Operational Risks

Our operations could be negatively impacted by the loss of key management personnel.

We believe our future success depends, to a significant extent, on the efforts of each member of the Company's senior management and our ability to attract and retain key personnel. The loss of, or our inability to replace, any member of senior management could adversely affect our operations and our ability to execute our business strategies and thereby our financial condition, results of operations and cash flows.

Uninsured losses may adversely affect the Company's ability to pay outstanding indebtedness.

The Company's income-producing properties are generally covered by comprehensive liability, fire, and extended insurance coverage, typically paid by the tenant under the triple-net and double-net lease structure. The Company believes the insurance carried on our properties is adequate and in accordance with industry standards. There are, however, types of losses (such as from hurricanes, earthquakes, floods or other types of natural disasters, or wars, terrorism, or other acts of violence) which may be uninsurable or the cost of insuring against these losses may not be economically justifiable. If an uninsured loss occurs or a loss exceeds policy limits, the Company could lose both its invested capital and anticipated revenues from the property, thereby reducing the Company's cash flow, impairing the value of the impacted income properties and adversely impacting the Company's financial condition and results of operations.

We are highly dependent on information systems and certain third-party technology service providers, and systems failures not related to cyber-attacks or similar external attacks could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and preferred stock and adversely impact our results of operations and cash flows.

Our business is highly dependent on communications and information systems. Any failure or interruption of our systems or our networks could cause delays or other problems in our operations and communications. We rely heavily on our financial, accounting and other data processing systems. In addition, much of our information technology infrastructure is managed by a third party and as such we also face the risk of operational failure, termination, or capacity constraints by this third party. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or disruption of our networks or systems or any failure to maintain performance, reliability and security of our technological infrastructure, but significant events impacting our systems or networks could have a material adverse effect on our operating results and cash flows and negatively affect the market price of our common stock and preferred stock.

We are required to make a number of judgments in applying accounting policies, and different estimates and assumptions could result in changes to our financial condition and results of operations.

Material estimates that are particularly susceptible to significant change underlie our determination of the reserve for loan losses, which is based primarily on the estimated fair value of loan collateral, as well as the valuation of real estate assets and deferred tax assets. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could have a material adverse effect on our financial performance and results of operations and actual results may differ materially from our estimates.

Changes in accounting rules will affect our financial reporting.

The FASB has issued new accounting standards that will affect our financial reporting.

In August 2020, the FASB issued ASU 2020-06 related to simplifying the accounting for convertible instruments by removing certain separation models for convertible instruments. Among other things, the amendments in the update also provide for improvements in the consistency in EPS calculations by amending the guidance by requiring that an entity use the if-converted method for convertible instruments. The amendments in ASU 2020-06 are effective for reporting periods beginning after December 15, 2021. Effective January 1, 2022, the Company adopted ASU 2020-06 whereby diluted EPS includes the dilutive impact, if any, of the 2025 Notes (hereinafter defined) using the if-converted method. Further, the Company elected, upon adoption, to utilize the modified retrospective approach, negating the required restatement of EPS for periods prior to adoption.

Changes in accounting standards could affect the comparability of our reported results with prior periods and our ability to comply with financial covenants under our debt instruments. We may also need to change our accounting systems and processes to enable us to comply with the new standards, which may be costly.

For additional information regarding new accounting standards, refer to Note 2, "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements in Item 8. under the heading "Recently Issued Accounting Standards."

Actions of the U.S. government, including the U.S. Congress, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies, to stabilize or reform the financial markets, or market responses to those actions, may not achieve the intended effect and may adversely affect our business.

The U.S government, including the U.S. Congress, the Federal Reserve, the U.S Treasury and other governmental and regulatory bodies have increased their focus on the regulation of the financial industry in recent years. New or modified regulations and related regulatory guidance may have unforeseen or unintended adverse effects on the financial industry. Laws, regulations or policies, including tax laws and accounting standards and interpretations, currently affecting us may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement.

Various legislative bodies have also considered altering the existing framework governing creditors' rights and mortgage products including legislation that would result in or allow loan modifications of various sorts. Such legislation may change the operating environment in substantial and unpredictable ways. We cannot predict whether new legislation will be enacted, and if enacted, the effect that it or any regulations would have on our activities, financial condition, or results of operations.

Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons, compliance with which may be costly.

Compliance with the ADA requirements could involve modifications to our income properties. Other federal, state and local laws may require modifications to or restrict further renovations of our income properties. Although we believe that our income properties are sufficiently in compliance with current requirements, noncompliance with the ADA or related laws or regulations could result in the imposition of governmental fines or in the award to private litigants of damages against us. Costs such as these, as well as the general costs of compliance with these laws or regulations, may adversely affect our financial condition, results of operations, and cash flows.

We cannot predict the unintended consequences and market distortions that may stem from far-ranging governmental intervention in the economic and financial system or from financial reform legislation.

The laws and regulations governing our operations, as well as their interpretation, may change from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could negatively impact our business, results of operations and financial condition, impose additional costs on us or otherwise adversely affect our business.

The U.S. government, the U.S. Federal Reserve, the U.S. Treasury, the SEC and other governmental and regulatory bodies have taken or are taking various actions involving intervention in the economic and financial system and regulatory reform of the oversight of financial markets. In 2010, former President Obama signed into law the Dodd- Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which has changed the regulation of financial institutions and the financial services industry. The current regulatory environment may be impacted by recent and potential future legislative developments, such as amendments to key provisions of the Dodd-Frank Act.

We cannot predict the ultimate content, timing, or effect of future legislative and regulatory actions, nor is it possible at this time to estimate the impact of any such actions which could have a dramatic impact on our business, results of operations and financial condition.

The Company's failure to maintain effective internal control over financial reporting could have a material adverse effect on its business, operating results, and price of our common stock and preferred stock.

Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") as amended or modified from time to time, requires annual management assessments of the effectiveness of the Company's internal control over financial reporting. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting and therefore would likely not be in compliance with SOX. An effective system of internal controls over financial reporting, particularly those related to revenue recognition, are necessary for the Company to prepare and produce reliable financial reports and to maintain its qualification as a public company and are important in reducing the risk of financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, qualification as a public company listed on NYSE could be jeopardized, investors could lose confidence in the Company's reported financial information, and the market price of the Company's common stock and preferred stock could drop significantly.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and the market price of our common stock and preferred stock may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries' internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investors may lose confidence in our reported financial results and the market price of our common stock and preferred stock may decline.

We are subject to substantial regulation and numerous contractual obligations and internal policies, and failure to comply with these provisions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to substantial regulation and numerous contractual obligations and internal policies. We are subject to regulation by the SEC, the NYSE, and other federal, state and local or international governmental bodies and agencies or self-regulatory organizations. Moreover, we must comply with the REIT rules, and we are also responsible for managing or assisting with the regulatory aspects of PINE's compliance with applicable REIT rules. The level of regulation and supervision to which we and PINE are subject varies from jurisdiction to jurisdiction and is based on the type of business activity involved. The regulations to which we and PINE are subject are extensive, complex and require substantial management time and attention. Our failure or PINE's failure to comply with any of the regulations, contractual obligations or policies applicable to it may subject us to extensive investigations, as well as substantial penalties and reputational risk, and our business and operations could be materially adversely affected. Our lack of compliance with applicable law could result in, among other things, our inability to enforce contracts, our default under contracts (including our agreements with PINE) and our ineligibility to contract with and receive revenue from PINE. We have numerous contractual obligations with which we must comply on a continuous basis to operate our business, the default of which could have a material adverse effect on our business and financial condition. We have established internal policies designed to ensure that we manage our business in accordance with applicable law and regulation and in accordance with our contractual obligations. These internal policies may not be effective in all regards; and, if we fail to comply with our internal policies, we could be subjected to additional risk and liability.

Employee misconduct could harm us by subjecting us to significant legal liability, reputational harm and loss of business.

There is a risk that our employees could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and our authority over PINE or any other ventures we may manage from time to time. The violation of these obligations and standards by any of our employees may adversely affect PINE or the ventures we manage from time to time and us. Our business often requires that we deal with confidential matters of great significance to PINE and the ventures we manage from time to time. If our employees improperly use or disclose confidential information, we and PINE or the ventures we manage from time to time could suffer serious harm to our and their reputations, financial position and current and future business relationships and face potentially significant litigation. It is not always possible to detect or deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in all cases. If any of our employees were to engage in or be accused of misconduct, our business and our reputation could be adversely affected. Misconduct by an employee might rise to the level of a default that would permit PINE or the ventures we manage from time to time to terminate their agreements with us for cause and without paying a termination fee, which could materially adversely affect our business, results of operations and financial condition.

The Company's ability to pay dividends in the future is subject to many factors.

The Company has consistently paid a dividend since 1976. Payment of the Company's dividend depends upon the Company's financial condition, results of operations, and cash flows. The Company's ability to continue to pay dividends may be adversely impacted if any of the events or conditions associated with the risks described in this section were to occur.

General Risk Factors

Cybersecurity risks and cyber incidents could adversely affect the Company's business and disrupt operations.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation, and reputational damage adversely affecting customer or investor confidence. Should any such cyber incidents or similar events occur, the Company's assets, particularly cash, could be lost and, as a result, the Company's ability to execute its business and strategy could be impaired, thereby adversely affecting its financial condition, results of operations, and cash flows.

The market value of the Company's common stock and preferred stock is subject to various factors that may cause significant fluctuations or volatility.

As with other publicly-traded securities, the market price of the Company's common stock, preferred stock and convertible notes depends on various factors, which may change from time to time and/or may be unrelated to the Company's financial condition, results of operations, or cash flows and such factors may cause significant fluctuations or volatility in the market price of the Company's common stock and preferred stock. These factors include, but are likely not limited to, the following:

- General economic and financial market conditions including a weak economic environment;
- Level and trend of interest rates;
- The Company's ability to access the capital markets to raise additional debt or equity capital;
- Changes in the Company's cash flows or results of operations;
- The Company's financial condition and performance;
- Market perception of the Company compared to other real estate companies;
- Market perception of the real estate sector compared to other investment sectors; and
- Volume of average daily trading and the amount of the Company's common stock and preferred stock available to be traded.

Significant legal proceedings may adversely affect our results of operations or financial condition.

We are subject to the risk of litigation, derivative claims, securities class actions, regulatory and governmental investigations and other litigation including proceedings arising from investor dissatisfaction with our operating performance. If any claims were brought against us and resulted in a finding of substantial legal liability, the finding could materially adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could significantly adversely impact our business. Allegations of improper conduct by private litigants or regulators, regardless of veracity, may harm our reputation, and adversely impact our ability to grow our business or maintain our management of PINE or the ventures in which we have a financial interest.

An epidemic or pandemic (such as the outbreak and worldwide spread of COVID-19), and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it, may precipitate or materially exacerbate one or more of the other risks, and may significantly disrupt our tenants' ability to operate their businesses and/or pay rent to us or prevent us from operating our business in the ordinary course for an extended period.

An epidemic or pandemic could have a material and adverse effect on or cause disruption to our business or financial condition, results of operations, cash flows and the market value and trading price of our securities due to, among other factors:

- A complete or partial closure of, or other operational issues with, our portfolio as a result of government or tenant action;

- Declines in or instability of the economy or financial markets may result in a recession or negatively impact consumer discretionary spending, which could adversely affect retailers and consumers;

- A reduction of economic activity may severely impact our tenants' business operations, financial condition, liquidity and access to capital resources and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, to default on their lease, or to otherwise seek modifications of such obligations;

- The inability to access debt and equity capital on favorable terms, if at all, or a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations, pursue acquisition and development opportunities, refinance existing debt, reduce our ability to make cash distributions to our stockholders and increase our future interest expense;

- A general decline in business activity and demand for real estate transactions would adversely affect our ability to successfully execute our investment strategies or expand our portfolio;

- A significant reduction in our cash flows could impact our ability to continue paying cash dividends to our stockholders at expected levels or at all;

- The financial impact could negatively affect our future compliance with financial and other covenants of our debt instruments, and the failure to comply with such covenants could result in a default that accelerates the payment of such debt; and

- The potential negative impact on the health of the Company's personnel, particularly if a significant number are impacted, or the impact of government actions or restrictions, including stay-at-home orders, restricting access to the Company's headquarters, could result in a deterioration in our ability to ensure business continuity during a disruption.

A prolonged continuation of or repeated temporary business closures, reduced capacity at businesses or other social-distancing practices, and quarantine orders may adversely impact our tenants' ability to generate sufficient revenues to meet financial obligations, and could force tenants to default on their leases, or result in the bankruptcy of tenants, which would diminish the rental revenue we receive under our leases.

We are subject to risks related to corporate social responsibility.

Our business faces public scrutiny related to environmental, social and governance ("ESG") activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new legislative or regulatory initiatives related to ESG could adversely affect our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Board recognizes the critical importance of maintaining the trust and confidence of our tenants and business partners. The Board plays an active role in overseeing management of our risks, and cybersecurity represents an important component of the Company's overall approach to risk management and oversight. The Company's cybersecurity processes and practices are integrated into our risk management and oversight program. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. We utilize a third-party managed IT service provider (the "MSP") to provide comprehensive cybersecurity services for the Company, including threat detection and response, vulnerability assessment and monitoring, security incident response and recovery, and cybersecurity education and awareness. The Company has adopted a written information security incident response plan, which, as discussed below, is overseen by the Audit Committee of the Board (the "Audit Committee").

Risk Management and Strategy

The Company's cybersecurity program is focused on the following key areas:

- Governance: As discussed in more detail under "Item 1C. Cybersecurity — Governance," the Board's oversight of cybersecurity risk management will be supported by the Audit Committee, which regularly interacts with the Company's management team.

- Collaborative Approach: CTO has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management, the Audit Committee, and the Board in a timely manner.

- Technical Safeguards: Together with the MSP, we deploy technical safeguards that are designed to protect information systems from cybersecurity threats, including firewalls, intrusion prevention systems, endpoint detection and response systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- Incident Response and Recovery Planning: Together with the MSP, we have established a written information security incident response plan that addresses the response to a cybersecurity incident, which plan will be tested and evaluated on a regular basis.

- Third-Party Risk Management: Together with the MSP, we maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact the Company's business in the event of a cybersecurity incident affecting those third-party systems.

- Education and Awareness: As directed by the Company, the MSP provides regular training for Company personnel regarding cybersecurity threats as a means to equip such personnel with effective tools to address cybersecurity threats, and to communicate evolving information security policies, standards, processes and practices.

Together with the MSP, we will engage in the periodic assessment and testing of our policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts will include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The MSP regularly assesses our cybersecurity measures, including information security maturity, and regularly reviews our information security control environment and operating effectiveness.

The results of such assessments, audits and reviews will be reported to the Audit Committee and the Board, and we will adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

The Board, in coordination with the Audit Committee, will oversee the Company's cybersecurity risk management process. The Audit Committee has adopted a charter that provides that the Audit Committee must review and discuss with the Company's management team the Company's privacy and cybersecurity risk exposures, including:

- the potential impact of those exposures on the Company's business, financial results, operations and reputation;

- the steps management has taken to monitor and mitigate such exposures;

- the Company's information governance policies and programs; and

- major legislative and regulatory developments that could materially impact the Company's privacy and cybersecurity risk exposure.

The charter of the Audit Committee also provides that the Audit Committee may receive additional training in cybersecurity and data privacy matters to enable its oversight of such risks and that the Audit Committee will regularly report to the Board the substance of such reviews and discussions and, as necessary, recommend to the Board such actions as the Audit Committee deems appropriate.

Our President and Chief Executive Officer, Senior Vice President, Chief Financial Officer and Treasurer, and Senior Vice President, General Counsel and Corporate Secretary work collaboratively with the MSP to implement a program designed to protect our information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with a written information security incident response plan that we have adopted. These members of our management team, together with the MSP, will monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and will report such threats and incidents to the Audit Committee when appropriate.

Our President and Chief Executive Officer, Senior Vice President, Chief Financial Officer and Treasurer, and Senior Vice President, General Counsel and Corporate Secretary each hold degrees in their respective fields, and have an average of over 20 years of experience managing risks at the Company and similar companies, including risks arising from cybersecurity threats.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

ITEM 2.   PROPERTIES

Our principal offices are located at 369 N. New York Avenue, Suite 201, Winter Park, Florida 32789.

As of December 31, 2023, the Company owns the following assets: (i) 6 properties occupied by single-tenants located in Florida and New Mexico,; (ii) 14 multi-tenanted retail properties located in Arizona, Florida, Georgia, New Mexico, North Carolina, Texas, Utah and Virginia; (iii) full or fractional subsurface oil, gas, and mineral interests underlying 352,000 "surface acres" in 19 counties in Florida; and (iv) an inventory of mitigation credits. Please refer to Item 1. "Business" for a more detailed discussion of our properties.

ITEM 3.   LEGAL PROCEEDINGS

From time to time, the Company may be a party to certain legal proceedings, incidental to the normal course of its business. While the outcome of the legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect on our financial condition or results of operations. See Note 22, "Commitments and Contingencies" in the notes to the consolidated financial statements in Item 8 for additional disclosure related to the Company's legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER REPURCHASES OF EQUITY SECURITIES

COMMON STOCK PRICES AND DIVIDENDS

The Company's common stock trades on the NYSE under the symbol "CTO". The Company has paid dividends on a continuous basis since 1976, the year in which its initial dividends were paid. Aggregate annual dividends per common share, which were paid quarterly totaled $1.52 and $1.49 during the years ended December 31, 2023 and 2022, respectively.

The level of future dividends will be subject to an ongoing review of the Company's operating results and financial position, the annual distribution requirements under the REIT provisions of the Code and, among other factors, the overall economy, with an emphasis on our local real estate markets and our capital needs.

The number of stockholders of record as of February 15, 2024 (without regard to shares held in nominee or street name) was 471. Many of the Company's shares of common stock are held by brokers and institutions on behalf of stockholders, consequently, the Company is unable to estimate the total number of stockholders represented by these record holders.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during the year ended December 31, 2023 which were not previously reported.

Issuer Purchases of Equity Securities

None.

STOCK PERFORMANCE GRAPH

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among CTO Realty Growth, Inc., the Russell 2000 Index,
the FTSE Nareit Equity REITs Index, the NYSE Composite Index, the 2023 and 2022 Peer Group

The following performance graph shows a comparison of cumulative total stockholder return from a $100 investment in stock of the Company over the five-year period ending December 31, 2023, with the cumulative stockholder return of the following: (i) the Russell 2000 Index; (ii) the NYSE Composite Index; (iii) the FTSE Nareit Equity REITs Index, a real estate industry index provided by Research Data Group; (iv) an index of selected issuers in our Peer Group (composed of Armada Hoffler Properties, Inc., Chatham Lodging Trust, City Office REIT Inc., Community Healthcare Trust, Inc., Four Corners Property Trust, Inc., Getty Realty Corp., NetSTREIT Corp., One Liberty Properties Inc., Plymouth Industrial REIT Inc., and Whitestone REIT (the "2023 Peer Group") and (v) an index of selected issuers in our Peer Group (composed of Armada Hoffler Properties, Inc., Acadia Realty Trust, Agree Realty Corporation, Chatham Lodging Trust, Clipper Realty Inc., Four Corners Property Trust, Inc., Getty Realty Corp., NetSTREIT Corp., One Liberty Properties Inc., Plymouth Industrial REIT Inc., RPT Realty, Seritage Growth Properties, and Whitestone REIT (the "2022 Peer Group").

The Company believes that the 2023 Peer Group more accurately and appropriately reflects its peers.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among CTO Realty Growth, Inc., the Russell 2000 Index,
the NYSE Composite Index, the FTSE Nareit Equity REITs Index,
2022 Peer Group and 2023 Peer Group



* $100 invested on 12/31 /18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When the Company uses any words such as "anticipate," "assume," "believe," "estimate," "expect," "intend," or similar expressions, the Company is making forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are based upon current expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors or risks that could cause actual results or events to differ materially from those the Company anticipates or projects are described in "Item 1A. Risk Factors" of this Annual Report on Form 10-K. Given these uncertainties, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report on Form 10-K or any document incorporated herein by reference. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report on Form 10-K.

Our Business

We are a publicly traded, self-managed equity REIT that focuses on the ownership, management, and repositioning of high-quality retail and mixed-use properties located primarily in what we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies, outsized relative job and population growth, and where retail demand exceeds supply. We have pursued our investment strategy by investing primarily through fee simple ownership of our properties, commercial loans and preferred equity.

As of December 31, 2023, we own and manage, sometimes utilizing third-party property management companies, 20 commercial real estate properties in 8 states in the United States, comprising 3.7 million square feet of gross leasable space. In addition to our income property portfolio, as of December 31, 2023, our business included the following:

Management Services: A fee-based management business that is engaged in managing PINE as well as a portfolio of assets pursuant to the Portfolio Management Agreement, both as further described in Note 5, "Management Services Business" in the notes to the consolidated financial statements in Item 8.

Commercial Loans and Investments: A portfolio of four commercial loan investments and one preferred equity investment which is classified as a commercial loan investment.

Real Estate Operations: A portfolio of subsurface mineral interests associated with approximately 352,000 surface acres in 19 counties in the State of Florida ("Subsurface Interests"); and an inventory of mitigation credits produced by the Company's formerly owned mitigation bank.

Our business also includes our investment in PINE. As of December 31, 2023, the fair value of our investment totaled $39.4 million, or 15.7% of PINE's outstanding equity, including the units of limited partnership interest ("OP Units") we hold in Alpine Income Property OP, LP (the "PINE Operating Partnership"), which are redeemable for cash, based upon the value of an equivalent number of shares of PINE common stock at the time of the redemption, or shares of PINE common stock on a one-for-one basis, at PINE's election. Our investment in PINE generates investment income through the dividends distributed by PINE. In addition to the dividends we receive from PINE, our investment in PINE may benefit from any appreciation in PINE's stock price, although no assurances can be provided that such appreciation will occur, the amount by which our investment will increase in value, or the timing thereof. Any dividends received from PINE are included in investment and other income (loss) on the accompanying consolidated statements of operations.

On December 10, 2021, the entity that held approximately 1,600 acres of undeveloped land in Daytona Beach, Florida (the "Land JV"), of which the Company previously held a 33.5% retained interest, completed the sale of all of its remaining land holdings for $66.3 million to Timberline Acquisition Partners, LLC an affiliate of Timberline Real Estate Partners (the "Land JV Sale"). Proceeds to the Company after distributions to the other member of the Land JV, and before taxes, were $24.5 million. Prior to the completion of the Land JV Sale, the Company was engaged in managing the Land JV, as further described in Note 5, "Management Services Business" in the notes to the consolidated financial statements in Item 8. As a result of the Land JV Sale and corresponding dissolution of the Land JV, the Company no longer holds a retained interest in the Land JV as of December 31, 2021.

The Company operates in four primary business segments: income properties, management services, commercial loans and investments, and real estate operations.

REIT Conversion and Merger

As of December 31, 2020, the Company had completed certain internal reorganization transactions necessary to begin operating in compliance with the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes, commencing with the taxable year ended December 31, 2020. See Item 1, "Business" for information related to the Company's REIT conversion and related transactions. On January 29, 2021, in connection with the REIT conversion, the Company completed the Merger in order to reincorporate in Maryland and facilitate its ongoing compliance with the REIT requirements.

Selected Historical Financial Information

The following table summarizes our selected historical financial information for each of the last five fiscal years (in thousands except per share amounts). The selected financial information has been derived from our audited consolidated financial statements. Additional data for fiscal years 2023, 2022, and 2021 is included elsewhere in this report.

	Fiscal Years Ended				
	2023	2022	2021	2020	2019
Total Revenues	$109,119	$ 82,320	$ 70,272	$ 56,381	$ 44,941
Operating Income	$ 26,506	$ 10,667	$ 23,345	$ 12,280	$ 34,199
Net Income Attributable to the Company	$ 5,530	$ 3,158	$ 29,940	$ 78,509	$114,973
Distributions to Preferred Stockholders	(4,772)	(4,781)	(2,325)	—	—
Net Income (Loss) Attributable to Common Stockholders	$ 758	$ (1,623)	$ 27,615	$ 78,509	$114,973
Per Share Information:					
Basic:					
Income (Loss) From Continuing Operations Attributable to Common Stockholders	$ 0.03	$ (0.09)	$ 1.56	$ 5.56	$ 1.11
Income From Discontinued Operations (Net of Income Tax) Attributable to Common Stockholders	—	—	—	—	6.57
Basic Net Income (Loss) per Share Attributable to Common Stockholders	$ 0.03	$ (0.09)	$ 1.56	$ 5.56	$ 7.68
Diluted:					
Income (Loss) From Continuing Operations Attributable to Common Stockholders	$ 0.03	$ (0.09)	$ 1.56	$ 5.56	$ 1.11
Income From Discontinued Operations (Net of Income Tax) Attributable to Common Stockholders	—	—	—	—	6.56
Diluted Net Income (Loss) per Share Attributable to Common Stockholders	$ 0.03	$ (0.09)	$ 1.56	$ 5.56	$ 7.67
Dividends Declared and Paid – Preferred Stock	$ 1.59	$ 1.59	$ —	$ —	$ —
Dividends Declared and Paid – Common Stock	$ 1.52	$ 1.49	$ 1.33	$ 4.63	$ 0.15
Summary of Financial Position:					
Real Estate – Net	$734,463	$734,721	$494,695	$442,384	$370,591
Total Assets	$989,668	$986,545	$733,139	$666,700	$704,194
Stockholders' Equity	$457,526	$504,770	$430,480	$350,899	$285,413
Long-Term Debt	$495,370	$445,583	$278,273	$273,830	$286,310

Non-U.S. GAAP Financial Measures

Our reported results are presented in accordance with U.S. GAAP. We also disclose Funds From Operations ("FFO"), Core Funds From Operations ("Core FFO"), and Adjusted Funds From Operations ("AFFO"), each of which are non-U.S. GAAP financial measures. We believe these non-U.S. GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO, Core FFO, and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income as a performance measure or cash flows from operating activities as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, U.S. GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT.

NAREIT defines FFO as GAAP net income or loss adjusted to exclude real estate related depreciation and amortization, as well as extraordinary items (as defined by GAAP) such as net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and impairments associated with the implementation of current expected credit losses on commercial loans and investments at the time of origination, including the pro rata share of such adjustments of unconsolidated subsidiaries. The Company also excludes the gains or losses from sales of assets incidental to the primary business of the REIT which specifically include the sales of mitigation credits, subsurface sales, investment securities, and land sales, in addition to the mark-to-market of the Company's investment securities and interest related to the 2025 Convertible Senior Notes, if the effect is dilutive. To derive Core FFO, we modify the NAREIT computation of FFO to include other adjustments to GAAP net income related to gains and losses recognized on the extinguishment of debt, amortization of above- and below-market lease related intangibles, and other unforecastable market- or transaction-driven non-cash items. To derive AFFO, we further modify the NAREIT computation of FFO and Core FFO to include other adjustments to GAAP net income related to non-cash revenues and expenses such as straight-line rental revenue, non-cash compensation, and other non-cash amortization, as well as adding back the interest related to the 2025 Convertible Senior Notes, if the effect is dilutive. Such items may cause short-term fluctuations in net income but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains or losses on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that Core FFO and AFFO are additional useful supplemental measures for investors to consider because they will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO, Core FFO, and AFFO may not be comparable to similarly titled measures employed by other companies.

Reconciliation of Non-U.S. GAAP Measures (in thousands):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Net Income Attributable to the Company	$ 5,530	$ 3,158	$ 29,940
Add Back: Effect of Dilutive Interest Related to 2025 Notes[1]	—	—	—
Net Income Attributable to the Company, If-Converted			
Depreciation and Amortization of Real Estate	44,107	28,799	20,581
Loss (Gain) on Disposition of Assets, Net of Income Tax	(7,543)	4,170	(28,316)
Gain on Disposition of Other Assets	(2,272)	(2,992)	(4,924)
Provision for Impairment	1,556	—	13,283
Realized and Unrealized Loss (Gain) on Investment Securities	3,689	1,697	(10,340)
Extinguishment of Contingent Obligation	(2,815)	—	—
Income Tax Expense from Non-FFO Items and De-Recognition of REIT Deferred Tax Assets and Liabilities	—	—	1,840
Funds from Operations	42,252	34,832	22,064
Distributions to Preferred Stockholders	(4,772)	(4,781)	(2,325)
Funds From Operations Attributable to Common Stockholders	37,480	30,051	19,739
Loss on Extinguishment of Debt	—	—	3,431
Amortization of Intangibles to Lease Income	2,303	2,161	(404)
Less: Effect of Dilutive Interest Related to 2025 Notes[1]	—	—	—
Core Funds From Operations Attributable to Common Stockholders	39,783	32,212	22,766
Adjustments:			
Straight-Line Rent Adjustment	(1,159)	(2,166)	(2,443)
COVID-19 Rent Repayments	46	105	842
Other Depreciation and Amortization	(91)	(232)	(676)
Amortization of Loan Costs, Discount on Convertible Debt, and Capitalized Interest	821	774	1,864
Non-Cash Compensation	3,673	3,232	3,168
Non-Recurring G&A	—	—	155
Adjusted Funds From Operations Attributable to Common Stockholders	$ 43,073	$ 33,925	$ 25,676
Weighted Average Number of Common Shares:			
Basic	22,529,703	18,508,201	17,676,809
Diluted[2]	22,529,703	18,508,201	17,676,809
Dividends Declared and Paid – Preferred Stock	$ 1.59	$ 1.59	$ 0.77
Dividends Declared and Paid – Common Stock	$ 1.52	$ 1.49	$ 1.33

---

(1) As applicable, includes interest expense, amortization of discount, amortization of fees, and other changes in net income or loss that would result from the assumed conversion of the 2025 Convertible Senior Notes to derive FFO effective January 1, 2022 due to the implementation of ASU 2020-06 which requires presentation on an if-converted basis. For the years ended December 31, 2023 and 2022, a total of $2.1 million and $2.2 million of interest, respectively, was not included as the impact of the 2025 Notes, if-converted, would be antidilutive to the net income (loss) attributable to common stockholders in each respective period.

A total of 3.3 million shares and 3.1 million shares, representing the dilutive impact of the 2025 Notes, upon adoption of ASU 2020-06 effective January 1, 2022, were not included in the computation of diluted net loss attributable to common stockholders for the years ended December 31, 2023 or 2022, respectively, because they were antidilutive to the net income (loss) attributable to common stockholders in each respective period.

Other Data (in thousands except per share data):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
FFO Attributable to Common Stockholders	$37,480	$30,051	$19,739
FFO Attributable to Common Stockholders per Common Share – Diluted	$ 1.66	$ 1.62	$ 1.12
Core FFO Attributable to Common Stockholders	$39,783	$32,212	$22,766
Core FFO Attributable to Common Stockholders per Common Share – Diluted[(1)]	$ 1.77	$ 1.74	$ 1.29
AFFO Attributable to Common Stockholders	$43,073	$33,925	$25,676
AFFO Attributable to Common Stockholders per Common Share – Diluted[(1)]	$ 1.91	$ 1.83	$ 1.45

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(1) A total of 3.3 million shares and 3.1 million shares, representing the dilutive impact of the 2025 Notes, upon adoption of ASU 2020-06 effective January 1, 2022, were not included in the computation of diluted net loss attributable to common stockholders for the years ended December 31, 2023 or 2022, respectively, because they were antidilutive to the net income (loss) attributable to common stockholders in each respective period.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2023 AND 2022

Revenue

Total revenue for the year ended December 31, 2023 is presented in the following summary and indicates the changes as compared to the year ended December 31, 2022 (in thousands):

	Year Ended			
Operating Segment	December 31, 2023	December 31, 2022	$ Variance	% Variance
Income Properties	$ 96,663	$68,857	$27,806	40.4%
Management Services	4,388	3,829	559	14.6%
Commercial Loans and Investments	4,084	4,172	(88)	(2.1)%
Real Estate Operations	3,984	5,462	(1,478)	(27.1)%
Total Revenue	$109,119	$82,320	$26,799	32.6%

Total revenue for the year ended December 31, 2023 increased to $109.1 million, compared to $82.3 million during the year ended December 31, 2022. The increase in total revenue is primarily attributable to increased revenue produced by the Company's income property acquisitions during the latter part of the year ended December 31, 2022 and in the year ended December 31, 2023 versus that of properties disposed. Revenues further benefited from increased management fee income from PINE of $0.6 million. These increases were offset by a $1.5 million decrease in real estate operations which is primarily due to more mitigation credit sales occurring during the year ended December 31, 2022 versus December 31, 2023.

Income Properties

Revenue and operating income from our income property operations totaled $96.7 million and $68.2 million, respectively, during the year ended December 31, 2023, compared to total revenue and operating income of $68.9 million and $48.5 million, respectively, for the year ended December 31, 2022. The direct costs of revenues for our income property operations totaled $28.5 million and $20.4 million for the years ended December 31, 2023 and 2022, respectively. The increase in revenues of $27.8 million, or 40.4%, during the year ended December 31, 2023 is primarily attributable to the Company's income property acquisitions during the latter part of the year ended December 31, 2022 and in the year ended December 31, 2023.

Management Services

Revenue from our management services totaled $4.4 million during the year ended December 31, 2023, and was earned primarily from PINE with less than $0.1 million earned from the Portfolio Management Agreement. Revenue from our management services totaled $3.8 million during the year ended December 31, 2022 and was earned from PINE.

Commercial Loans and Investments

Interest income from our commercial loans and investments totaled $4.1 million and $4.2 million during the years ended December 31, 2023 and 2022, respectively. The decrease is due to the timing of investments and repayments by borrowers within the Company's commercial loans and investment portfolio.

Real Estate Operations

During the year ended December 31, 2023, operating income from real estate operations was $2.3 million on revenues totaling $4.0 million. During the year ended December 31, 2022, operating income from real estate operations was $3.0 million on revenues totaling $5.5 million. The operating income during the years ended December 31, 2023 and 2022 was the result of mitigation credit sales and sales of Subsurface Interests. There were more mitigation credit sales and sales of Subsurface Interests during the year ended December 31, 2022 versus the year ended December 31, 2023.

General and Administrative Expenses

Total general and administrative expenses for the year ended December 31, 2023 is presented in the following summary and indicates the changes as compared to the year ended December 31, 2022 (in thousands):

| | Year Ended | | | |
| | December 31, 2023 | December 31, 2022 | $ Variance | % Variance |
General and Administrative Expenses (in thousands)				
Recurring General and Administrative Expenses	$10,576	$ 9,667	$ 909	9.4%
Non-Cash Stock Compensation	3,673	3,232	441	13.6%
Total General and Administrative Expenses	$14,249	$12,899	$1,350	10.5%

Gains (Losses) on Disposition of Assets and Provision for Impairment

Gain on Disposition of Assets — 2023 Dispositions. During the year ended December 31, 2023, the Company sold nine income properties, including (i) an outparcel of the multi-tenant property known as Eastern Commons, located in Henderson, Nevada, for $2.1 million, (ii) four outparcels of the multi-tenant property known as Crossroads Towne Center, located in Chandler, Arizona, for an aggregate sale price of $11.5 million, (iii) a single tenant office property located in Reston, Virginia leased to General Dynamics for $18.5 million, (iv) a multi-tenant property known as Westcliff, located in Fort Worth, Texas, for $14.8 million, (v) a multi-tenant property known as Eastern Commons, located in Henderson, Nevada, for $18.2 million, (vi) a single tenant office property known as Sabal Pavilion located in Tampa, Florida for $22.0 million. The sales of these nine properties reflect a total disposition volume of $87.1 million and resulted in aggregate gains on sales of $6.6 million, which consisted of aggregate gains on disposition of $8.2 million, aggregate losses on disposition of $0.7 million, and an impairment charge prior to sale of $0.9 million.

Loss on Disposition of Assets — 2022 Dispositions.   During the year ended December 31, 2022, the Company sold six income properties, including (i) Party City, a single-tenant income property located in Oceanside, New York for $6.9 million, (ii) the Carpenter Hotel ground lease, a single-tenant income property located in Austin, Texas, which was recorded as a commercial loan investment prior to its disposition, for $17.1 million, (iii) the multi-tenant Westland Gateway Plaza located in Hialeah, Florida, which was recorded as a commercial loan investment prior to its disposition, for $22.2 million, (iv) Chuy's, a single-tenant property, located in Jacksonville, Florida for $5.8 million, (v) Firebirds, a single-tenant property, located in Jacksonville, Florida for $5.5 million, and (vi) 245 Riverside, a multi-tenant office income property located in Jacksonville, Florida for $23.6 million. The sale of these six properties reflect a total disposition volume of $81.1 million, resulting in aggregate gains on sales of $4.7 million.

The $4.7 million in aggregate income property sale gains were offset by an $11.9 million loss on the sale of the Company's Mitigation Bank during the year ended December 31, 2022.

Provision for Impairment.   In the aggregate, $1.5 million of impairment charges were recorded during the year ended December 31, 2023, as described below, with no such charges during the year ended December 31, 2022.

During the year ended December 31, 2023, the Company recorded a $0.9 million impairment charge on the sale of the Westcliff Property. The purchase and sale agreement for the Company's sale of the Westcliff Property was executed on July 28, 2023. The impairment charge of $0.9 million represents the sales price, less the book value of the asset as of September 30, 2023, less costs to sell. The sale of the Westcliff Property closed on October 12, 2023.

During the year ended December 31, 2023, the Company recorded a $0.6 million impairment charge representing the provision for credit losses related to our commercial loans and investments.

Depreciation and Amortization

Depreciation and amortization totaled $44.2 million and $28.9 million during the years ended December 31, 2023 and 2022, respectively. The increase of $15.3 million is primarily due to the increase in the Company's income property portfolio.

Investment and Other Income

During the year ended December 31, 2023, the closing stock price of PINE decreased by $2.17 per share, with a closing price of $16.91 on December 31, 2023. During the year ended December 31, 2022, the closing stock price of PINE decreased by $0.96 per share, with a closing price of $19.08 on December 31, 2022. The decreases resulted in unrealized, non-cash losses on the Company's investment in PINE of $4.7 million and $1.7 million which is included in investment and other income in the consolidated statements of operations for the years ended December 31, 2023 and 2022, respectively.

The Company earned dividend income from the investment in PINE of $2.5 million and $2.3 million during the years ended December 31, 2023 and 2022, respectively.

The Company derecognized two contingent obligations through a $2.8 million increase in investment and other income during the year ended December 31, 2023, pursuant to two leases whereby the Company's obligation to fund certain tenant improvements was eliminated or expired prior to being exercised. The liabilities were previously included in Accrued and Other Liabilities on the Company's consolidated balance sheets.

Interest Expense

Interest expense totaled $22.4 million and $11.1 million for the years ended December 31, 2023 and 2022, respectively. The increase of $11.3 million resulted primarily from overall higher leverage as well as higher marginal interest rates and higher interest rates on the non-fixed portion of the Credit Facility balance.

Net Income

Net income attributable to the Company totaled $5.5 million and $3.2 million during the years ended December 31, 2023 and 2022, respectively. The increase in net income is attributable to the factors described above.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Revenue

Total revenue for the year ended December 31, 2022 is presented in the following summary and indicates the changes as compared to the year ended December 31, 2021 (in thousands):

| | Year Ended | | | |
Operating Segment	December 31, 2022	December 31, 2021	$ Variance	% Variance
Income Properties	$68,857	$50,679	$18,178	35.9%
Management Services	3,829	3,305	524	15.9%
Commercial Loans and Investments	4,172	2,861	1,311	45.8%
Real Estate Operations	5,462	13,427	(7,965)	(59.3)%
Total Revenue	$82,320	$70,272	$12,048	17.1%

Total revenue for the year ended December 31, 2022 increased to $82.3 million, compared to $70.3 million during the year ended December 31, 2021. The increase in total revenue is primarily attributable to increased revenue produced by the Company's recent income property acquisitions versus that of properties disposed of by the Company during the comparative period. Revenues further benefited from increased management fee income from PINE as well as increases in revenue generated from the Company's portfolio of commercial loans and investments. These increases were offset by an $8.0 million decrease in real estate operations primarily due to a non-recurring land sale during the year ended December 31, 2021.

Income Properties

Revenue and operating income from our income property operations totaled $68.9 million and $48.5 million, respectively, during the year ended December 31, 2022, compared to total revenue and operating income of $50.7 million and $36.9 million, respectively, for the year ended December 31, 2021. The direct costs of revenues for our income property operations totaled $20.4 million and $13.8 million for the years ended December 31, 2022 and 2021, respectively. The increase in revenues of $18.2 million, or 35.9%, during the year ended December 31, 2022 is primarily related to the significant acquisition volume of multi-tenant properties.

Management Services

Revenue from our management services totaled $3.8 million during the year ended December 31, 2022, and was earned from PINE. Revenue from our management services totaled $3.3 million during the year ended December 31, 2021, including $3.2 million and $0.1 million earned from PINE and the Land JV, respectively.

Commercial Loans and Investments

Interest income from our commercial loans and investments totaled $4.2 million and $2.9 million during the years ended December 31, 2022 and 2021, respectively. The increase is due to the timing of investments and repayments by borrowers within the Company's commercial loans and investment portfolio.

Real Estate Operations

During the year ended December 31, 2022, operating income from real estate operations was $3.0 million on revenues totaling $5.5 million. During the year ended December 31, 2021, operating income from real estate operations was $4.8 million on revenues totaling $13.4 million. The operating income during the year ended December 31, 2022 was primarily due to mitigation credit sales and sales of Subsurface Interests. The decreased operating income during the year ended December 31, 2022 is primarily due to the sale of the Daytona Beach Development for $6.25 million which occurred during the year ended December 31, 2021.

General and Administrative Expenses

Total general and administrative expenses for the year ended December 31, 2022 is presented in the following summary and indicates the changes as compared to the year ended December 31, 2021 (in thousands):

General and Administrative Expenses (in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	$ Variance	% Variance
Recurring General and Administrative Expenses	$ 9,667	$ 7,879	$1,788	22.7%
Non-Cash Stock Compensation	3,232	3,168	64	2.0%
REIT Conversion and Other Non-Recurring Items	—	155	(155)	(100.0)%
Total General and Administrative Expenses	$12,899	$11,202	$1,697	15.1%

Gains (Losses) and Impairment Charges

2022 Dispositions.   During the year ended December 31, 2022, the Company sold six income properties, including (i) Party City, a single-tenant income property located in Oceanside, New York for $6.9 million, (ii) the Carpenter Hotel ground lease, a single-tenant income property located in Austin, Texas, which was recorded as a commercial loan investment prior to its disposition, for $17.1 million, (iii) the multi-tenant Westland Gateway Plaza located in Hialeah, Florida, which was recorded as a commercial loan investment prior to its disposition, for $22.2 million, (iv) Chuy's, a single-tenant property, located in Jacksonville, Florida for $5.8 million, (v) Firebirds, a single-tenant property, located in Jacksonville, Florida for $5.5 million, and (vi) 245 Riverside, a multi-tenant office income property located in Jacksonville, Florida for $23.6 million. The sale of these six properties reflect a total disposition volume of $81.1 million, resulting in aggregate gains of $4.7 million.

The $4.7 million in aggregate income property sale gains were offset by an $11.9 million loss on the sale of the Company's Mitigation Bank during the year ended December 31, 2022.

2021 Dispositions.   During the year ended December 31, 2021, the Company disposed of one multi-tenant income property and 14 single-tenant income properties, including (i) World of Beer/Fuzzy's Taco Shop, a multi-tenant income property located in Brandon, Florida for $2.3 million, (ii) Moe's Southwest Grill, a single-tenant income property located in Jacksonville, Florida for $2.5 million, (iii) Burlington, a single-tenant income property located in North Richland Hills, Texas for $11.5 million, (iv) Staples, a single-tenant income property located in Sarasota, Florida for $4.7 million, (v) the CMBS Portfolio, sold to PINE, consisting of six single-tenant income properties for $44.5 million, (vi) Chick-fil-A, a single-tenant property, located in Chandler, Arizona for $2.9 million, (vii) JPMorgan Chase Bank, a single-tenant property, located in Chandler, Arizona for $4.7 million, (viii) Fogo De Chao, a single-tenant property, located in Jacksonville, Florida for $4.7 million, (ix) Wells Fargo, a single-tenant office income property located in Raleigh, North Carolina for $63.0 million, and (x) 24 Hour Fitness, a single-tenant income property located in Falls Church, VA for $21.5 million. The sale of the properties reflect a total disposition volume of $162.3 million, resulting in aggregate gains of $28.2 million.

Impairment Charges.   There were no impairment charges on the Company's undeveloped land holdings, or its income property portfolio, during the years ended December 31, 2022 or 2021. The $17.6 million impairment charge recognized during the year ended December 31, 2021 is related to the Company's previously held retained interest in the Land JV. The aggregate impairment charge of $17.6 million is a result of eliminating the investment in joint ventures based on the final proceeds received through distributions of the Land JV in connection with closing the sale of substantially all of the Land JV's remaining land with Timberline, for a final sales price of $66.3 million.

Loss on Extinguishment of Debt.   During the year ended December 31, 2021, the Company repurchased $11.4 million aggregate principal amount of 2025 Notes at a $1.6 million premium, resulting in a loss on extinguishment of debt of $2.9 million. Additionally, in connection with the disposition of the CMBS Portfolio during the year ended December 31, 2021, and related assumption by the buyer of the Company's $30.0 million fixed-rate mortgage note payable, the Company recognized a $0.5 million loss on extinguishment of debt related to the write-off of unamortized financing costs. There were no losses on extinguishment of debt during the year ended December 31, 2022.

Depreciation and Amortization

Depreciation and amortization totaled $28.9 million and $20.6 million during the years ended December 31, 2022 and 2021, respectively. The increase of $8.3 million is primarily due to the increase in the Company's income property portfolio.

Investment and Other Income (Loss)

During the year ended December 31, 2022, the closing stock price of PINE decreased by $0.96 per share, with a closing price of $19.08 on December 31, 2022. During the year ended December 31, 2021, the closing stock price of PINE increased by $5.05 per share, with a closing price of $20.04 on December 31, 2021. The increase (decrease) resulted in an unrealized, non-cash gain (loss) on the Company's investment in PINE of $(1.7) million and $10.3 million which is included in investment and other income (loss) in the consolidated statements of operations for the years ended December 31, 2022 and 2021, respectively.

The Company earned dividend income from the investment in PINE of $2.3 million and $2.1 million during the years ended December 31, 2022 and 2021, respectively.

Interest Expense

Interest expense totaled $11.1 million and $8.9 million for the years ended December 31, 2022 and 2021, respectively. The increase of $2.2 million resulted primarily from overall higher leverage as well as higher interest rates than the variable rate Credit Facility.

Net Income

Net income attributable to the Company totaled $3.2 million and $29.9 million during the years ended December 31, 2022 and 2021, respectively. The decrease in net income is attributable to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

Cash totaled $17.8 million at December 31, 2023, including restricted cash of $7.6 million, see Note 2 "Summary of Significant Accounting Policies" under the heading Restricted Cash in the notes to the consolidated financial statements in Item 8 for the Company's disclosure related to its restricted cash balance at December 31, 2023.

Our total cash balance at December 31, 2023, reflected cash flows provided by our operating activities totaling $46.4 million during the year ended December 31, 2023, compared to the prior year's cash flows provided by operating activities totaling $56.1 million for the year ended December 31, 2022, a decrease of $9.7 million. The decrease of $9.7 million is primarily due to the transaction during the year ended December 31, 2022 whereby the Company sold the Mitigation Bank for a sales price of $8.1 million, which was not a recurring cash flow during the year ended December 31, 2023.

Our cash flows used in investing activities totaled $52.6 million for the year ended December 31, 2023, compared to cash flows used in investing activities of $267.6 million for the year ended December 31, 2022, a decrease of $215.0 million. The decrease in cash used in investing activities of $215.0 million is primarily related to a net decrease in cash outflows of $254.5 million during the year ended December 31, 2023 related to the timing of income property acquisitions versus dispositions, which decrease in cash outflows was partially offset by $40.1 million in additional cash outflows, net proceeds received, related to the timing of certain investments in the Company's commercial loans and investment portfolio.

Our cash flows provided by financing activities totaled $2.8 million for the year ended December 31, 2023, compared to cash flows provided by financing activities of $201.4 million for the year ended December 31, 2022, a decrease in cash flows received of $198.6 million. The decrease of $198.6 million is primarily related to a decrease in net debt of $97.5 million as well as $98.2 million net decrease in proceeds from capital markets activity which consisted of a common stock offering and ATM activity during the year ended December 31, 2022 with a higher volume of common stock repurchases during the year ended December 31, 2023.

See Note 16, "Long-Term Debt" in the notes to the consolidated financial statements in Item 8 for the Company's disclosure related to its long-term debt balance at December 31, 2023.

Acquisitions and Investments. During the year ended December 31, 2023, the Company acquired four additional buildings within an existing multi-tenanted retail income property, one multi-tenanted retail income property, and one vacant land parcel adjacent to an existing multi-tenanted retail property owned by the Company for an aggregate purchase price of $80.0 million, or a total acquisition cost of $80.3 million, as further described in Note 3, "Income Properties" in the notes to the consolidated financial statements in Item 8.

We expect to fund future acquisitions utilizing cash on hand, cash from operations, proceeds from the dispositions of income properties through Section 1031 like-kind exchanges, and potentially the sale of all or a portion of our Subsurface Interests, and borrowings on our Credit Facility, if available. We expect dispositions of income properties and Subsurface Interests will qualify under the like-kind exchange deferred-tax structure, and additional financing sources.

Dispositions. During the year ended December 31, 2023, the Company sold nine properties for an aggregate sales price of $87.1 million. The sales of the properties generated aggregate gains of $6.6 million.

Contractual Obligations. The Company has committed to fund the following capital improvements. The improvements, which are related to several properties, are estimated to be generally completed within twelve months. These commitments, as of December 31, 2023, are as follows (in thousands):

	As of December 31, 2023
Total Commitment[1]	$17,888
Less Amount Funded	(4,236)
Remaining Commitment	$13,652

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(1) Commitment includes tenant improvements, leasing commissions, rebranding, facility expansion and other capital improvements.

The Company is also contractually obligated under its various long-term debt and operating lease agreements. In the aggregate, the Company is obligated under such agreements to repay $496.8 million due in excess of one year.

As of December 31, 2023, we have no other contractual requirements to make capital expenditures.

We believe we will have sufficient liquidity to fund our operations, capital requirements, maintenance, and debt service requirements over the next twelve months and into the foreseeable future, with cash on hand, cash flow from our operations, proceeds from the completion of the sales of assets utilizing the reverse like-kind 1031 exchange structure, and $137.0 million of undrawn commitments available on the existing $300.0 million Credit Facility as of December 31, 2023.

COMMON STOCK REPURCHASE PROGRAM

On February 16, 2023, the Board approved a common stock repurchase program (the "February $5.0 Million Common Stock Repurchase Program"). Pursuant to the February $5.0 Million Common Stock Repurchase Program, the Company was authorized to repurchase shares of its common stock for a total purchase price of up to $5.0 million. During the year ended December 31, 2023, prior to March 31, 2023, the Company repurchased 303,354 shares of its common stock on the open market for a total cost of $5.0 million, or an average price per share of $16.48, pursuant to the February $5.0 Million Common Stock

Repurchase Program. Accordingly, as of March 31, 2023, no shares of the Company's common stock remained available for repurchase under the February $5.0 Million Common Stock Repurchase Program.

On April 25, 2023, the Board approved a common stock repurchase program, which is expected to be in effect until the approved dollar amount has been used to repurchase shares (the "April $5.0 Million Common Stock Repurchase Program"). Pursuant to the April $5.0 Million Common Stock Repurchase Program, the Company may repurchase shares of its common stock for a total purchase price of up to $5.0 million. Shares may be purchased under the April $5.0 Million Common Stock Repurchase Program in open market transactions, including through block purchases, through privately negotiated transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The April $5.0 Million Common Stock Repurchase Program does not obligate the Company to acquire any particular amount of shares of its common stock and may be modified or suspended. During the year ended December 31, 2023, the Company repurchased 65,946 shares of its common stock on the open market for a total cost of $1.0 million, or an average price per share of $15.72, pursuant to the April $5.0 Million Common Stock Repurchase Program, leaving $4.0 million remaining of the April $5.0 Million Common Stock Repurchase Program as of December 31, 2023.

In the aggregate, under the February $5.0 Million Common Stock Repurchase Program and April $5.0 Million Common Stock Repurchase Program, the Company repurchased 369,300 shares of its common stock on the open market for a total cost of $6.0 million, or an average price per share of $16.35.

SERIES A PREFERRED STOCK REPURCHASE PROGRAM

On February 16, 2023, the Company's Board of Directors approved a Series A Preferred Stock repurchase program, which is expected to be in effect until the approved dollar amount has been used to repurchase shares (the "Series A Preferred Stock Repurchase Program"). Pursuant to the Series A Preferred Stock Repurchase Program, the Company may repurchase shares of its Series A Preferred Stock for a total purchase price of up to $3.0 million. Shares may be purchased under the Series A Preferred Stock Repurchase Program in open market transactions, including through block purchases, through privately negotiated transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 under the Exchange Act. The Series A Preferred Stock Repurchase Program does not obligate the Company to acquire any particular amount of shares of its Series A Preferred Stock and may be modified or suspended. During the year ended December 31, 2023, the Company repurchased 21,192 shares of Series A Preferred Stock on the open market for a total cost of $0.4 million, or an average price per share of $18.45.

Our Board and management consistently review the allocation of capital with the goal of providing the best long-term return for our stockholders. These reviews consider various alternatives, including increasing or decreasing regular dividends, repurchasing the Company's securities, and retaining funds for reinvestment. Annually, the Board reviews our business plan and corporate strategies, and makes adjustments as circumstances warrant. Management's focus is to continue our strategy to diversify our portfolio by redeploying proceeds from like-kind exchange transactions and utilizing our Credit Facility to increase our portfolio of income-producing properties, providing stabilized cash flows with strong risk-adjusted returns primarily in larger metropolitan areas and growth markets.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates include those estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the Company's financial condition or results of operations. Our most significant estimate is as follows:

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease. As required by U.S. GAAP, the fair value of the real estate acquired with in-place leases is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their relative fair values. In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded as other assets or liabilities based on the present value. The assumptions underlying the allocation of relative fair values are based on market information including, but not limited to: (i) the estimate of replacement cost of improvements under the cost approach, (ii) the estimate of land values based on comparable sales under the sales comparison approach, and (iii) the estimate of future benefits determined by either a reasonable rate of return over a single year's net cash flow, or a forecast of net cash flows projected over a reasonable investment horizon under the income capitalization approach. The underlying assumptions are subject to uncertainty and thus any changes to the allocation of fair value to each of the various line items within the Company's consolidated balance sheets could have an impact on the Company's financial condition as well as results of operations due to resulting changes in depreciation and amortization as a result of the fair value allocation. The acquisitions of real estate subject to this estimate totaled four additional buildings within an existing multi-tenanted retail income property and one multi-tenanted retail income property for a combined acquisition cost of $76.0 million for the year ended December 31, 2023 and four multi-tenanted retail income properties and one portfolio of three single-tenant properties for a combined acquisition cost of $315.6 million for the year ended December 31, 2022.

See Note 2, "Summary of Significant Accounting Policies", for further discussion of the Company's accounting estimates and policies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risk (i.e. the risk of loss arising from adverse changes in market rates and prices), to which we are exposed is interest rate risk relating to our debt. We may utilize overnight sweep accounts and short-term investments as a means to minimize the interest rate risk. We do not believe that interest rate risk related to cash equivalents and short-term investments, if any, is material due to the nature of the investments.

We are primarily exposed to interest rate risk relating to our own debt in connection with our Credit Facility, as this facility carries a variable rate of interest. Our borrowings on our $300.0 million Credit Facility bear interest at a rate ranging from SOFR plus 0.10% plus 125 basis points to SOFR plus 0.10% plus 220 basis points based on our level of borrowing as a percentage of our total asset value. As of December 31, 2023 and 2022, the outstanding balance on our Credit Facility totaled $163.0 million and $113.8 million, of which $63.0 million and $113.8 million, respectively, were not fixed by virtue of an interest rate swap agreement. A hypothetical change in the interest rate of 100 basis points (i.e., 1%) would affect our financial position, results of operations, and cash flows by $0.6 million and $1.1 million as of December 31, 2023 and 2022, respectively. The Company entered into interest rate swap agreements to hedge against changes in future cash flows resulting from fluctuating interest rates related to certain of its debt borrowings, see Note 17, "Interest Rate Swaps" in the notes to the consolidated financial statements in Item 8. By virtue of fixing the variable rate on certain debt borrowings, our exposure to changes in interest rates is minimal but for the impact on other comprehensive income and loss. Management's objective is to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's consolidated financial statements appear beginning on page F-1 of this report. See Item 15 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our accountants on accounting and financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation, as required by rules 13(a)-15 and 15(d)-15 of the Exchange Act was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer

("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

In May 2013, the Internal Control — Integrated Framework (the "2013 Framework") was released by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The 2013 Framework updates and formalizes the principles embedded in the original Internal Control-Integrated Framework issued in 1992 (the "1992 Framework"), incorporates business and operating environment changes over the past two decades, and improves the original 1992 Framework's ease of use and application.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In conducting this assessment, it used the criteria set forth by COSO in the 2013 Framework. Based on management's assessment and those criteria, management believes that the Company has maintained effective internal control over financial reporting as of December 31, 2023. The audit report, of Grant Thornton LLP, the Company's independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2023, is included in this Annual Report on Form 10-K and is incorporated herein as Item 15.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) during the fourth fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required to be set forth herein will be included in the Company's definitive proxy statement for its 2024 annual stockholders' meeting to be filed with the SEC within 120 days after the end of the registrant's fiscal year ended December 31, 2023 (the "Proxy Statement"), which sections are incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required to be set forth herein will be included in the Proxy Statement, which section is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required to be set forth herein will be included in the Proxy Statement, which section is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required to be set forth herein will be included in the Proxy Statement, which section is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required to be set forth herein will be included in the Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1.   FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

2.   FINANCIAL STATEMENT SCHEDULES

Included in Part IV on Form 10-K:

Schedule III — Real Estate and Accumulated Depreciation

Schedule IV — Mortgage Loans on Real Estate

Other schedules are omitted because of the absence of conditions under which they are required, materiality, or because the required information is given in the financial statements or notes thereof.

3.   EXHIBITS

See Exhibit Index on page 62 of this Annual Report on Form 10-K.

ITEM 16.   FORM 10-K SUMMARY

Not applicable

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

EXHIBITS

TO

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED December 31, 2023
COMMISSION FILE NO. 001-11350

CTO REALTY GROWTH, INC.

(Exact name of registrant as specified in the charter)

EXHIBIT INDEX

(2.1)	Agreement and Plan of Merger by and between CTO Realty Growth, Inc., a Florida corporation and CTO Realty Growth, Inc. (formerly CTO NEWCO REIT, Inc.), a Maryland corporation, dated September 3, 2020, filed as Exhibit 2.1 to the registrant's Current Report on Form 8-K filed September 3, 2020, and incorporated herein by reference.
(3.1)	Articles of Amendment and Restatement of CTO Realty Growth, Inc., as amended by the Articles of Amendment (Name Change), filed as Exhibit 3.1 to the registrant's Current Report on Form 8-K12B filed February 1, 2021, and incorporated herein by reference.
(3.2)	Third Amended and Restated Bylaws of CTO Realty Growth, Inc., effective as of February 16, 2023, filed as Exhibit 3.1 to the registrant's Current Report on Form 8-K filed February 17, 2023, and incorporated herein by reference.
(3.3)	Articles Supplementary, designating CTO Realty Growth, Inc.'s 6.375% Series A Cumulative Redeemable Preferred Stock, filed as Exhibit 3.2 to the registrant's Registration Statement on Form 8-A filed July 1, 2021 (File No. 001-11350), and incorporated herein by reference.
(4.1)	Specimen Common Stock Certificate of CTO Realty Growth, Inc., filed as Exhibit 4.2 to the registrant's Current Report on Form 8-K12B filed February 1, 2021, and incorporated herein by reference.
(4.2)	Registration Rights Agreement between Alpine Income Property Trust, Inc. and Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) filed as Exhibit 4.21 to the registrant's Current Report on Form 8-K filed November 27, 2019, and incorporated herein by reference.
(4.3)	Indenture related to the 3.875% Convertible Senior Notes due 2025, dated as of February 3, 2020, among Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) and U.S. Bank National Association as trustee, filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed February 6, 2020, and incorporated herein by reference.
(4.4)	Supplemental Indenture No. 1, dated as of January 29, 2021, among CTO Realty Growth, Inc. (formerly CTO NEWCO REIT, Inc.), a Maryland corporation, CTO Realty Growth, Inc., a Florida corporation, and U.S. Bank National Association, as trustee, filed as Exhibit 4.3 to the registrant's Current Report on Form 8-K12B filed February 1, 2021, and incorporated herein by reference.
(4.5)	Form of 3.875% Convertible Senior Notes due 2025, included with Exhibit 4.3 with the registrant's Current Report on Form 8-K filed February 6, 2020, and incorporated herein by reference.
(4.6)	Description of the Registrant's Securities, filed as Exhibit 4.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021, and incorporated herein by reference.

Material Contracts:

*(10.1)	Fifth Amended and Restated CTO Realty Growth, Inc., 2010 Equity Incentive Plan, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed July 27, 2023, and incorporated herein by reference.
*(10.2)	Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) 2017 Executive Annual Cash Incentive Plan, dated February 22, 2017, filed as Exhibit 10.28 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, and incorporated herein by reference.
*(10.3)	Amended 2017 Executive Annual Cash Incentive Plan, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed October 26, 2023, and incorporated herein by reference.
*(10.4)	Form of Restricted Share Award Agreement under the Third Amended and Restated CTO Realty Growth, Inc., 2010 Equity Incentive Plan, filed as Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2010, and incorporated herein by reference.

*(10.5)   Form of Restricted Share Award Agreement, dated July 1, 2022, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on July 1, 2022, and incorporated herein by reference.

*(10.6)   Omnibus Amendment to Restricted Share Award Agreements, dated as of July 1, 2022, filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed on July 1, 2022, and incorporated herein by reference.

*(10.7)   Form of February 27, 2019 Non-Employee Director Stock Award Agreement, filed as Exhibit 10.31 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2018, and incorporated herein by reference.

*(10.8)   Form of January 23, 2019 Performance Share Award Agreement filed as Exhibit 10.15 to the registrant's Annual Report on Form 10-K filed March 5, 2021, and incorporated herein by reference.

*(10.9)   Form of February 24, 2020 Performance Share Award Agreement, filed as Exhibit 10.23 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2019, and incorporated herein by reference.

*(10.10)   Form of February 10, 2021 Performance Share Award Agreement filed as Exhibit 10.17 to the registrant's Annual Report on Form 10-K filed March 5, 2021, and incorporated herein by reference.

*(10.11)   Form of February 17, 2022 Performance Share Award Agreement, filed as Exhibit 10.8 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021, and incorporated herein by reference.

*(10.12)   Form of February 17, 2023 Performance Share Award Agreement, filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed April 27, 2023, and incorporated herein by reference.

*(10.13)   Omnibus Amendment to Performance Share Award Agreements, dated as of July 1, 2022, filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed on July 1, 2022, and incorporated herein by reference.

*(10.14)   Employment Agreement between Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) and John P. Albright entered into June 30, 2011, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed July 6, 2011, and incorporated herein by reference.

*(10.15)   Employment Agreement between Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) and Daniel E. Smith entered into October 22, 2014, filed as Exhibit 10.24 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2014, and incorporated herein by reference.

*(10.16)   Employment Agreement between CTO Realty Growth, Inc. and Matthew M. Partridge entered into September 2, 2020 filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed September 9, 2020, and incorporated herein by reference.

(10.17)   Second Amended and Restated Credit Agreement, which supersedes the Company's existing Amended and Restated Credit Agreement, with Bank of Montreal ("BMO") and the other lenders thereunder, with BMO acting as Administrative Agent, dated September 7, 2017, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed September 13, 2017, and incorporated herein by reference.

(10.18)   Second Amendment to Second Amended and Restated Credit Agreement Dated May 24, 2019, filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed June 3, 2019, and incorporated herein by reference.

(10.19)   Third Amendment to Second Amended and Restated Credit Agreement Dated November 26, 2019 filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed November 27, 2019, and incorporated herein by reference.

(10.20)	Fourth Amendment to Second Amended and Restated Credit Agreement between CTO Realty Growth, Inc., the Borrower, the Guarantors party thereto, the Lenders party thereto and Bank of Montreal, as Administrative Agent, dated July 1, 2020 filed as Exhibit 10.34 to registrant's Quarterly Report on Form 10-Q filed August 7, 2020, and incorporated herein by reference.
(10.21)	Fifth Amendment to Second Amended and Restated Credit Agreement between CTO Realty Growth, Inc., the Borrower, the Guarantors party thereto, the Lenders party thereto and Bank of Montreal, as Administrative Agent, dated November 9, 2020, filed as Exhibit 10.1 to registrant's Current Report on Form 8-K filed November 13, 2020, and incorporated herein by reference.
(10.22)	Sixth Amendment to Second Amended and Restated Credit Agreement and Joinder Dated March 10, 2021 filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed March 12, 2021, and incorporated herein by reference.
(10.23)	Seventh Amendment to Second Amended and Restated Credit Agreement and Joinder Dated November 5, 2021 filed as Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2021, and incorporated herein by reference.
(10.24)	Eighth Amendment to Second Amended and Restated Credit Agreement and Joinder Dated September 20, 2022 filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K filed on September 23, 2022, and incorporated herein by reference.
(10.25)	Tax Protection Agreement among Alpine Income Property Trust, Inc., Alpine Income Property Trust OP, LP, Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) and Indigo Group Ltd. filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K filed November 27, 2019, and incorporated herein by reference.
(10.26)	Management Agreement among Alpine Income Property Trust, Inc., Alpine Income Property OP, LP and Alpine Income Property Manager, LLC filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K filed November 27, 2019, and incorporated herein by reference.
(10.27)	Exclusivity and Right of First Offer Agreement between Alpine Income Property Trust, Inc. and Consolidated-Tomoka Land Co.(now CTO Realty Growth, Inc.) filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K filed November 27, 2019, and incorporated herein by reference.
*(10.28)	Form of February 14, 2024 Performance Share Award Agreement (filed herewith).
(10.29)	Ninth Amendment to Second Amended and Restated Credit Agreement, Release and Joinder Dated December 20, 2023 (filed herewith).
(21.1)	Subsidiaries of the Registrant.
(23.1)	Consent of Independent Registered Public Accounting Firm.
(31.1)	Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
(31.2)	Certification pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
**(32.1)	Certification pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**(32.2)	Certification pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*(97.1)	Policy Relating to Recovery of Erroneously Awarded Compensation (filed herewith).
(101.1)	The following materials from CTO Realty Growth, Inc. Annual Report on Form 10-K for the period ended December 31, 2023, are formatted in Extensible Business Reporting Language: (i) consolidated balance sheets, (ii) consolidated statements of comprehensive income, (iii) consolidated statements of stockholders' equity (iv) consolidated statements of cash flows, and (v) notes to consolidated financial statements.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

   104   Cover Page Interactive Data File (embedded within the inline XBRL document)

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*   Management Contract or Compensatory Plan or Arrangement

**   In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTO REALTY GROWTH, INC. (Registrant)

Date: February 22, 2024	By:	/S/ JOHN P. ALBRIGHT
		John P. Albright **President and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

February 22, 2024	President and Chief Executive Officer (Principal Executive Officer), and Director	/S/ JOHN P. ALBRIGHT **John P. Albright**
February 22, 2024	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	/S/ MATTHEW M. PARTRIDGE **Matthew M. Partridge**
February 22, 2024	Vice President and Chief Accounting Officer (Principal Accounting Officer)	/S/ LISA M. VORAKOUN **Lisa M. Vorakoun**
February 22, 2024	Chairman of the Board, Director	/S/ LAURA M. FRANKLIN **Laura M. Franklin**
February 22, 2024	Director	/S/ GEORGE R. BROKAW **George R. Brokaw**
February 22, 2024	Director	/S/ CHRISTOPHER J. DREW **Christopher J. Drew**
February 22, 2024	Director	/S/ R. BLAKESLEE GABLE **R. Blakeslee Gable**
February 22, 2024	Director	/S/ CHRISTOPHER W. HAGA **Christopher W. Haga**

CTO REALTY GROWTH, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
CTO Realty Growth, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of CTO Realty Growth, Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 22, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of real estate acquired with in-place leases

As described further in note 3 to the financial statements, the Company acquired four buildings within an existing multi-tenant income property and one multi-tenant income property during 2023 for a total acquisition cost of $76 million. As described further in note 2 to the financial statements, the acquisition cost of real estate acquired with in-place leases is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their relative fair values. In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded as other assets or liabilities based on the present value. We identified the evaluation of the fair value of real estate acquired with in-place leases as a critical audit matter.

The principal consideration for our determination that the evaluation of the fair value of real estate acquired with in-place leases is a critical audit matter is that auditing the estimates of fair values of the acquired tangible assets and identified intangible assets and liabilities is complex due to the significant assumptions being sensitive to changes, including discount rates, terminal rates, and market rental rates that can be impacted by expectations about future market or economic conditions.

Our audit procedures related to the evaluation of the fair value of real estate acquired with in-place leases included the following, among others.

- We evaluated the design and tested the operating effectiveness of the key controls relating to the Company's process to account for real estate acquisitions with in-place leases, including those addressing the development of the significant assumptions, including discount rates, terminal rates and market rental rates.

- We involved internal valuation professionals who assisted in comparing the discount rates, terminal rates and market rental rates to independently developed ranges.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2012.

Orlando, Florida
February 22, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
CTO Realty Growth, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of CTO Realty Growth Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control — Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 22, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Orlando, Florida
February 22, 2024

CTO REALTY GROWTH, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of	
	December 31, 2023	December 31, 2022
ASSETS		
Real Estate:		
Land, at Cost	$222,232	$233,930
Building and Improvements, at Cost	559,389	530,029
Other Furnishings and Equipment, at Cost	857	748
Construction in Process, at Cost	3,997	6,052
Total Real Estate, at Cost	786,475	770,759
Less, Accumulated Depreciation	(52,012)	(36,038)
Real Estate – Net	734,463	734,721
Land and Development Costs	731	685
Intangible Lease Assets – Net	97,109	115,984
Investment in Alpine Income Property Trust, Inc.	39,445	42,041
Mitigation Credits	1,044	1,856
Mitigation Credit Rights	—	725
Commercial Loans and Investments	61,849	31,908
Cash and Cash Equivalents	10,214	19,333
Restricted Cash	7,605	1,861
Refundable Income Taxes	246	448
Deferred Income Taxes – Net	2,009	2,530
Other Assets – See Note 12	34,953	34,453
Total Assets	$989,668	$986,545
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts Payable	$ 2,758	$ 2,544
Accrued and Other Liabilities – See Note 18	18,373	18,028
Deferred Revenue – See Note 19	5,200	5,735
Intangible Lease Liabilities – Net	10,441	9,885
Long-Term Debt	495,370	445,583
Total Liabilities	532,142	481,775
Commitments and Contingencies – See Note 22		
Stockholders' Equity:		
Preferred Stock – 100,000,000 shares authorized; $0.01 par value, 6.375% Series A Cumulative Redeemable Preferred Stock, $25.00 Per Share Liquidation Preference, 2,978,808 shares issued and outstanding at December 31, 2023 and 3,000,000 shares issued and outstanding at December 31, 2022	30	30
Common Stock – 500,000,000 shares authorized; $0.01 par value, 22,643,034 shares issued and outstanding at December 31, 2023 and 22,854,775 shares issued and outstanding at December 31, 2022	226	229
Additional Paid-In Capital	168,435	172,471
Retained Earnings	281,944	316,279
Accumulated Other Comprehensive Income	6,891	15,761
Total Stockholders' Equity	457,526	504,770
Total Liabilities and Stockholders' Equity	$989,668	$986,545

The accompanying notes are an integral part of these consolidated financial statements.

CTO REALTY GROWTH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues			
Income Properties	$ 96,663	$ 68,857	$ 50,679
Management Fee Income	4,388	3,829	3,305
Interest Income From Commercial Loans and Investments	4,084	4,172	2,861
Real Estate Operations	3,984	5,462	13,427
Total Revenues	109,119	82,320	70,272
Direct Cost of Revenues			
Income Properties	(28,455)	(20,364)	(13,815)
Real Estate Operations	(1,723)	(2,493)	(8,615)
Total Direct Cost of Revenues	(30,178)	(22,857)	(22,430)
General and Administrative Expenses	(14,249)	(12,899)	(11,202)
Provision for Impairment	(1,556)	—	(17,599)
Depreciation and Amortization	(44,173)	(28,855)	(20,581)
Total Operating Expenses	(90,156)	(64,611)	(71,812)
Gain (Loss) on Disposition of Assets	7,543	(7,042)	28,316
Loss on Extinguishment of Debt	—	—	(3,431)
Other Gain (Loss)	7,543	(7,042)	24,885
Total Operating Income	26,506	10,667	23,345
Investment and Other Income	1,987	776	12,445
Interest Expense	(22,359)	(11,115)	(8,929)
Income Before Income Tax Benefit (Expense)	6,134	328	26,861
Income Tax Benefit (Expense)	(604)	2,830	3,079
Net Income Attributable to the Company	5,530	3,158	29,940
Distributions to Preferred Stockholders	(4,772)	(4,781)	(2,325)
Net Income (Loss) Attributable to Common Stockholders	$ 758	$ (1,623)	$ 27,615
Per Share Information – See Note 14:			
Basic and Diluted Net Income (Loss) Attributable to Common Stockholders	$ 0.03	$ (0.09)	$ 1.56
Weighted Average Number of Common Shares			
Basic and Diluted	22,529,703	18,508,201	17,676,809

The accompanying notes are an integral part of these consolidated financial statements.

CTO REALTY GROWTH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Net Income Attributable to the Company	$ 5,530	$ 3,158	$29,940
Other Comprehensive Income (Loss):			
Cash Flow Hedging Derivative – Interest Rate Swaps	(8,870)	14,244	3,427
Total Other Comprehensive Income (Loss)	(8,870)	14,244	3,427
Total Comprehensive Income (Loss)	$(3,340)	$17,402	$33,367

The accompanying notes are an integral part of these consolidated financial statements.

CTO REALTY GROWTH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stockholders' Equity
Balance January 1, 2021	$—	$ 7,250	$(77,541)	$ 83,183	$339,917	$ (1,910)	$350,899
Net Income Attributable to the Company	—	—	—	—	29,940	—	29,940
Stock Repurchase	—	—	—	(2,210)	—	—	(2,210)
Vested Restricted Stock and Performance Shares	—	—	—	(436)	—	—	(436)
Exercise of Stock Options and Common Stock Issuance	—	—	—	357	—	—	357
Issuance of Preferred Stock, Net of Underwriting Discount and Expenses	30	—	—	72,400	—	—	72,430
Common Stock Equity Issuance Costs	—	—	—	(197)	—	—	(197)
Stock-Based Compensation Expense	—	—	—	2,668	—	—	2,668
Par Value $0.01 per Share and Treasury Stock Derecognized at January 29, 2021	—	(7,190)	77,541	(70,351)	—	—	—
Preferred Stock Dividends Declared for the Period	—	—	—	—	(2,325)	—	(2,325)
Common Stock Dividends Declared for the Period	—	—	—	—	(24,073)	—	(24,073)
Other Comprehensive Income	—	—	—	—	—	3,427	3,427
Balance December 31, 2021	30	60	—	85,414	343,459	1,517	430,480
Net Income Attributable to the Company	—	—	—	—	3,158	—	3,158
Three-for-One Stock Split	—	122	—	(122)	—	—	—
Adjustment to Equity Component of Convertible Debt Upon Adoption of ASU 2020-06	—	—	—	(7,034)	4,022	—	(3,012)
Stock Repurchase	—	(1)	—	(2,791)	—	—	(2,792)
Vested Restricted Stock and Performance Shares	—	—	—	(845)	—	—	(845)
Exercise of Stock Options and Common Stock Issuance	—	—	—	315	—	—	315
Stock Issuance, Net of Equity Issuance Costs	—	48	—	94,803	—	—	94,851
Stock-Based Compensation Expense	—	—	—	2,731	—	—	2,731
Preferred Stock Dividends Declared for the Period	—	—	—	—	(4,781)	—	(4,781)
Common Stock Dividends Declared for the Period	—	—	—	—	(29,579)	—	(29,579)
Other Comprehensive Income	—	—	—	—	—	14,244	14,244
Balance December 31, 2022	30	229	—	172,471	316,279	15,761	504,770
Net Income Attributable to the Company	—	—	—	—	5,530	—	5,530
Stock Repurchase	—	(4)	—	(6,435)	—	—	(6,439)
Vested Restricted Stock and Performance Shares	—	1	—	(1,029)	—	—	(1,028)
Exercise of Stock Options and Common Stock Issuance	—	—	—	375	—	—	375
Common Stock Equity Issuance Costs	—	—	—	(175)	—	—	(175)
Stock-Based Compensation Expense	—	—	—	3,228	—	—	3,228
Preferred Stock Dividends Declared for the Period	—	—	—	—	(4,772)	—	(4,772)
Common Stock Dividends Declared for the Period	—	—	—	—	(35,093)	—	(35,093)
Other Comprehensive Loss	—	—	—	—	—	(8,870)	(8,870)
Balance December 31, 2023	$30	$ 226	$ —	$168,435	$281,944	$ 6,891	$457,526

The accompanying notes are an integral part of these consolidated financial statements.

CTO REALTY GROWTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Cash Flow from Operating Activities:			
Net Income Attributable to the Company	$ 5,530	$ 3,158	$ 29,940
Adjustments to Reconcile Net Income (Loss) Attributable to the Company to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	44,173	28,855	20,581
Amortization of Intangible Liabilities to Income Property Revenue	2,303	2,161	(404)
Amortization of Deferred Financing Costs to Interest Expense	970	755	586
Amortization of Discount on Convertible Debt	159	189	1,278
Gain on Disposition of Real Estate and Intangible Lease Assets and Liabilities	(7,543)	(3,869)	(28,316)
Loss on Disposition of Mitigation Bank	—	11,713	—
Gain on Disposition of Commercial Loans and Investments	—	(802)	—
Loss on Extinguishment of Debt	—	—	3,431
Provision for Impairment	1,556	—	17,599
Accretion of Commercial Loans and Investments Origination Fees	(137)	(174)	(2)
Non-Cash Imputed Interest	(29)	(126)	(438)
Deferred Income Taxes	521	(3,013)	(3,038)
Unrealized Loss (Gain) on Investment Securities	3,902	1,697	(10,340)
Extinguishment of Contingent Obligation	(2,815)	—	—
Non-Cash Compensation	3,673	3,232	3,168
Decrease (Increase) in Assets:			
Refundable Income Taxes	202	(5)	(416)
Assets Held for Sale	—	—	833
Land and Development Costs	(46)	7	6,391
Mitigation Credits and Mitigation Credit Rights	1,537	10,427	(15,750)
Other Assets	(4,617)	(5,067)	(3,191)
Increase (Decrease) in Liabilities:			
Accounts Payable	214	1,866	(370)
Accrued and Other Liabilities	(2,597)	3,863	5,680
Deferred Revenue	(535)	1,230	1,186
Liabilities Held for Sale	—	—	(831)
Net Cash Provided By Operating Activities	46,421	56,097	27,577
Cash Flow from Investing Activities:			
Acquisition of Real Estate and Intangible Lease Assets and Liabilities	(102,949)	(313,926)	(256,381)
Acquisition of Commercial Loans and Investments	(32,869)	(53,369)	(364)
Restricted Cash Balance Received in Acquisition of Interest in Joint Venture	—	—	596

The accompanying notes are an integral part of these consolidated financial statements.

CTO REALTY GROWTH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(In thousands)

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Cash Received from Joint Ventures	—	—	23,864
Proceeds from Disposition of Property, Plant, and Equipment, Net, and Assets Held for Sale	84,336	40,777	129,461
Principal Payments Received on Commercial Loans and Investments	986	61,628	—
Acquisition of Investment Securities	(3,239)	(2,739)	(143)
Proceeds from the Sale of Investment Securities	1,174	—	—
Net Cash Used In Investing Activities	(52,561)	(267,629)	(102,967)
Cash Flow From Financing Activities:			
Proceeds from Long-Term Debt	148,850	380,500	314,500
Payments on Long-Term Debt	(99,600)	(233,750)	(283,519)
Cash Paid for Loan Fees	(180)	(2,724)	(1,587)
Cash Received Exercise of Stock Options and Common Stock Issuance	375	315	(162)
Proceeds from Issuance of Preferred Stock, Net of Underwriting Discount and Expenses	—	—	72,430
Cash Used to Purchase Common and Preferred Stock	(6,439)	(2,792)	(2,210)
Cash Paid for Vesting of Restricted Stock	(1,028)	(845)	(436)
Proceeds from (Cash Paid for) Issuance of Common Stock, Net	(175)	94,350	(197)
Dividends Paid – Preferred Stock	(4,772)	(4,781)	(2,325)
Dividends Paid – Common Stock	(34,266)	(28,896)	(23,580)
Net Cash Provided By Financing Activities	2,765	201,377	72,914
Net Decrease in Cash, Cash Equivalents and Restricted Cash	(3,375)	(10,155)	(2,476)
Cash, Cash Equivalents and Restricted Cash, Beginning of Period	21,194	31,349	33,825
Cash, Cash Equivalents and Restricted Cash, End of Period	$ 17,819	$ 21,194	$ 31,349
<u>Reconciliation of Cash to the Consolidated Balance Sheets:</u>			
Cash and Cash Equivalents	$ 10,214	$ 19,333	$ 8,615
Restricted Cash	7,605	1,861	22,734
Total Cash	$ 17,819	$ 21,194	$ 31,349
Supplemental Disclosure of Cash Flow Information:			
Cash Paid for Taxes, Net of Refunds Received	$ (118)	$ 107	$ 406
Cash Paid for Interest[(1)]	$ 21,636	$ 9,862	$ 7,274
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Unrealized Gain on Cash Flow Hedges	$ (8,870)	$ 14,244	$ 3,427
Adjustment to Equity Component of Convertible Debt Upon Adoption of ASU 2020-06	$ —	$ 3,012	$ —
Common Stock Dividends Declared and Unpaid	$ 827	$ 683	$ 493
Assumption of Mortgage Note Payable	$ —	$ 17,800	$ 30,000

(1) Includes capitalized interest of $0.3 million and $0.2 million during the years ended December 31, 2023 and 2022, respectively, with no interest capitalized during the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2023, 2022, and 2021

NOTE 1. ORGANIZATION

NATURE OF OPERATIONS

The terms "us," "we," "our," and "the Company" as used in this report refer to CTO Realty Growth, Inc. together with our consolidated subsidiaries.

We are a publicly traded, self-managed equity REIT that focuses on the ownership, management, and repositioning of high-quality retail and mixed-use properties located primarily in what we believe to be faster growing, business-friendly markets exhibiting accommodative business tax policies, outsized relative job and population growth, and where retail demand exceeds supply. We have pursued our investment strategy by investing primarily through fee simple ownership of our properties, commercial loans and preferred equity.

As of December 31, 2023, we own and manage, sometimes utilizing third-party property management companies, 20 commercial real estate properties in 8 states in the United States, comprising 3.7 million square feet of gross leasable space. In addition to our income property portfolio, as of December 31, 2023, our business included the following:

Management Services: A fee-based management business that is engaged in managing Alpine Income Property Trust, Inc. ("PINE"), as well as a portfolio of assets pursuant to the Portfolio Management Agreement, both as further described in Note 5, "Management Services Business."

Commercial Loans and Investments: A portfolio of four commercial loan investments and one preferred equity investment which is classified as a commercial loan investment.

Real Estate Operations: A portfolio of subsurface mineral interests associated with approximately 352,000 surface acres in 19 counties in the State of Florida ("Subsurface Interests"); and an inventory of mitigation credits produced by the Company's formerly owned mitigation bank.

Our business also includes our investment in PINE. As of December 31, 2023, the fair value of our investment totaled $39.4 million, or 15.7% of PINE's outstanding equity, including the units of limited partnership interest ("OP Units") we hold in Alpine Income Property OP, LP (the "PINE Operating Partnership"), which are redeemable for cash, based upon the value of an equivalent number of shares of PINE common stock at the time of the redemption, or shares of PINE common stock on a one-for-one basis, at PINE's election. Our investment in PINE generates investment income through the dividends distributed by PINE. In addition to the dividends we receive from PINE, our investment in PINE may benefit from any appreciation in PINE's stock price, although no assurances can be provided that such appreciation will occur, the amount by which our investment will increase in value, or the timing thereof. Any dividends received from PINE are included in investment and other income (loss) on the accompanying consolidated statements of operations.

On December 10, 2021, the entity that held approximately 1,600 acres of undeveloped land in Daytona Beach, Florida (the "Land JV"), of which the Company previously held a 33.5% retained interest, completed the sale of all of its remaining land holdings for $66.3 million to Timberline Acquisition Partners, LLC an affiliate of Timberline Real Estate Partners (the "Land JV Sale"). Proceeds to the Company after distributions to the other member of the Land JV, and before taxes, were $24.5 million. Prior to the completion of the Land JV Sale, the Company was engaged in managing the Land JV, as further described in Note 5, "Management Services Business" in the notes to the consolidated financial statements in Item 8. As a result of the Land JV Sale and corresponding dissolution of the Land JV, the Company no longer holds a retained interest in the Land JV as of December 31, 2021.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other entities in which we have a controlling interest. Any real estate entities or properties included in the consolidated financial statements have been consolidated only for the periods that such entities or properties were owned or under control by us. All inter-company balances and transactions have been eliminated in the consolidated financial statements. As of December 31, 2023, the Company has an equity investment in PINE.

Prior to the Interest Purchase (hereinafter defined in Note 7, "Investment in Joint Ventures") completed on September 30, 2021, the Company held a 30% retained interest in the entity that owns the Mitigation Bank. On December 29, 2022, the Company completed the sale of the entity that owned the Mitigation Bank.

Additionally, the Company held a 33.5% retained interest in the entity that held approximately 1,600 acres of undeveloped land in Daytona Beach, FL (the "Land JV") prior the sale of all of its remaining land holdings, which sale was completed on December 10, 2021, for $66.3 million to Timberline Acquisition Partners, LLC an affiliate of Timberline Real Estate Partners (the "Land JV Sale").

SEGMENT REPORTING

ASC Topic 280, *Segment Reporting*, establishes standards related to the manner in which enterprises report operating segment information. The Company operates in four primary business segments including income properties, management services, commercial loans and investments, and real estate operations, as further discussed within Note 23, "Business Segment Data". The Company has no other reportable segments. The Company's chief executive officer, who is the chief operating decision maker, reviews financial information on a disaggregated basis for purposes of allocating and evaluating financial performance.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Among other factors, fluctuating market conditions that can exist in the national real estate markets and the volatility and uncertainty in the financial and credit markets make it possible that the estimates and assumptions, most notably those related to the Company's investment in income properties, could change materially due to continued volatility in the real estate and financial markets, or as a result of a significant dislocation in those markets.

RECENTLY ISSUED ACCOUNTING STANDARDS

Debt with Conversion and Other Options. In August 2020, the FASB issued ASU 2020-06 related to simplifying the accounting for convertible instruments by removing certain separation models for convertible instruments. Among other things, the amendments in the update also provide for improvements in the consistency in EPS calculations by amending the guidance by requiring that an entity use the if-converted method for convertible instruments. The amendments in ASU 2020-06 are effective for reporting periods beginning after December 15, 2021. Effective January 1, 2022, the Company adopted ASU 2020-06 whereby diluted EPS includes the dilutive impact, if any, of the 2025 Notes (hereinafter defined) using the if-converted method. Further, the Company elected, upon adoption, to utilize the modified retrospective approach, negating the required restatement of EPS for periods prior to adoption.

Segment Reporting.   In November 2023, the FASB issued ASU 2023-07 which enhances segment disclosure requirements for entities required to report segment information in accordance with FASB ASC 280, *Segment Reporting*. The amendments in this update are effective for annual reporting periods beginning after December 15, 2023.

Income Taxes.   In December 2023, the FASB issued ASU 2023-09 which enhances income tax disclosure requirements in accordance with FASB ASC 740, *Income Taxes*. The amendments in this update are effective for annual reporting periods beginning after December 15, 2023.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, bank demand accounts, and money market accounts having original maturities of 90 days or less. The Company's bank balances as of December 31, 2023 and 2022 include certain amounts over the Federal Deposit Insurance Corporation limits.

RESTRICTED CASH

Restricted cash totaled $7.6 million at December 31, 2023, of which $6.9 million is being held in various escrow accounts to be reinvested through the like-kind exchange structure into other income properties, and $0.7 million is being held in two interest and/or real estate tax reserve accounts related to the Company's commercial loans and investments.

INVESTMENT SECURITIES

In accordance with FASB ASC Topic 320, *Investments — Debt and Equity Securities* and pursuant to ASU 2016-01, effective January 1, 2018, the Company's investments in equity securities ("Investment Securities") are carried at fair value in the consolidated balance sheets, with the unrealized gains and losses recognized in net income. The unrealized gains and losses are included in investment income in the consolidated statements of operations.

The cost of Investment Securities sold, if any, is based on the specific identification method. Interest and dividends on Investment Securities are included in investment income in the consolidated statements of operations.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITY

The Company accounts for its cash flow hedging derivatives in accordance with FASB ASC Topic 815-20, *Derivatives and Hedging*. Depending upon the hedge's value at each balance sheet date, the derivatives are included in either other assets or accrued and other liabilities on the consolidated balance sheet at its fair value. On the date each interest rate swap was entered into, the Company designated the derivatives as a hedge of the variability of cash flows to be paid related to the recognized long-term debt liabilities.

The Company documented the relationship between the hedging instruments and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transactions. At the hedges' inception, the Company assessed whether the derivatives that are used in hedging the transactions are highly effective in offsetting changes in cash flows of the hedged items, and we will continue to do so on a quarterly basis.

Changes in fair value of the hedging instruments that are highly effective and designated and qualified as cash-flow hedges are recorded in other comprehensive income and loss, until earnings are affected by the variability in cash flows of the designated hedged items (See Note 17, "Interest Rate Swaps").

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial assets and liabilities including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued and other liabilities at December 31, 2023 and 2022, approximate fair value because of the short maturity of these instruments. The carrying value of the Company's Credit Facility (hereinafter defined) as of December 31, 2023 and 2022, approximates current market rates for revolving credit arrangements with similar risks and maturities. The face value of the Company's fixed rate commercial loans and investments, the 2026 Term Loan (hereinafter defined), the 2027 Term Loan (hereinafter defined), the 2028 Term Loan (hereinafter defined), mortgage note, and convertible debt held as of December 31, 2023 and 2022 are measured at fair value based on current market rates for financial instruments with similar risks and maturities (see Note 9, "Fair Value of Financial Instruments").

FAIR VALUE MEASUREMENTS

The Company's estimates of fair value of financial and non-financial assets and liabilities is based on the framework established by U.S. GAAP. The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. U.S. GAAP describes a fair value hierarchy based upon three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable. The following describes the three levels:

- Level 1 — Valuation is based upon quoted prices in active markets for identical assets or liabilities.

- Level 2 — Valuation is based upon inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include option pricing models, discounted cash flow models and similar techniques.

COMMERCIAL LOANS AND INVESTMENTS

Investments in commercial loans and investments held for investment are recorded at historical cost, net of unaccreted origination costs and current expected credit losses ("CECL") reserve.

Pursuant to ASC 326, *Financial Instruments — Credit Losses*, the Company measures and records a provision for CECL each time a new investment is made or a loan is repaid, as well as if changes to estimates occur during a quarterly measurement period. We are unable to use historical data to estimate expected credit losses, as we have incurred no losses to date. Management utilizes a loss-rate method and considers macroeconomic factors to estimate its CECL allowance, which is calculated based on the amortized cost basis of the commercial loans.

RECOGNITION OF INTEREST INCOME FROM COMMERCIAL LOANS AND INVESTMENTS

Interest income on commercial loans and investments includes interest payments made by the borrower and the accretion of purchase discounts and loan origination fees, offset by the amortization of loan costs. Interest payments are accrued based on the actual coupon rate and the outstanding principal balance and purchase discounts and loan origination fees are accreted into income using the effective yield method, adjusted for prepayments.

MITIGATION CREDITS AND MITIGATION CREDIT RIGHTS

Mitigation credits and mitigation credit rights are stated at historical cost. As these assets are sold, the related revenues and cost of sales are reported as revenues from, and direct costs of, real estate operations, respectively, in the consolidated statements of operations.

ACCOUNTS RECEIVABLE

Accounts receivable related to income properties, which are classified in other assets on the consolidated balance sheets, primarily consist of accrued tenant reimbursable expenses and other tenant receivables. Receivables related to income property tenants totaled $4.6 million and $2.2 million as of December 31, 2023 and 2022, respectively. The $2.4 million increase is primarily attributable to an increase in estimated accrued receivables for variable lease payments including common area maintenance, insurance, real estate taxes and other operating expenses.

Accounts receivable related to real estate operations, which are classified in other assets on the consolidated balance sheets, totaled $0.6 million and $0.8 million as of December 31, 2023 and 2022, respectively. The accounts receivable as of December 31, 2023 and 2022 are primarily related to the reimbursement of certain infrastructure costs completed by the Company in conjunction with two land sale transactions that closed during the fourth quarter of 2015 as more fully described in Note 12, "Other Assets."

The Company continually assesses the collectability of receivables related to our income property tenants and real estate operations. In evaluating collectability, we consider the tenant's payment history, the financial condition of the tenant, current macroeconomic trends, and other factors as deemed necessary. The collectability of the aforementioned receivables shall be adjusted through an allowance for doubtful accounts which is included in income property revenue on the consolidated statements of operations. As of December 31, 2023 and 2022, the Company's allowance for doubtful accounts totaled $1.7 million and $1.8 million, respectively, which is included within other assets on the Company's consolidated balance sheets.

PURCHASE ACCOUNTING FOR ACQUISITIONS OF REAL ESTATE SUBJECT TO A LEASE

Investments in real estate are carried at cost less accumulated depreciation and impairment losses, if any. The cost of investments in real estate reflects their purchase price or development cost. We evaluate each acquisition transaction to determine whether the acquired asset meets the definition of a business. Under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, an acquisition does not qualify as a business when there is no substantive process acquired or substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that are asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred. Improvements and replacements are capitalized when they extend the useful life or improve the productive capacity of the asset. Costs of repairs and maintenance are expensed as incurred.

In accordance with FASB guidance, the fair value of the real estate acquired with in-place leases is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their relative fair values. In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded as other assets or liabilities based on the present value. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term unless management believes that it is likely that the tenant will renew the lease upon expiration, in which case the Company amortizes the value attributable to the renewal over the renewal period. The value of in-place leases and leasing costs are amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

The Company incurs costs related to the development and leasing of its properties. Such costs include, but are not limited to, tenant improvements, leasing commissions, rebranding, facility expansion and other capital improvements, and are included in construction in progress during the development period. When a construction project is considered to be substantially complete, the capitalized costs are reclassified to the appropriate real estate asset and depreciation begins. The Company assesses the level of construction activity to determine the amount, if any, of interest expense to be capitalized to the underlying construction projects.

SALES OF REAL ESTATE

When income properties are disposed of, the related cost basis of the real estate, intangible lease assets, and intangible lease liabilities, net of accumulated depreciation and/or amortization, and any accrued straight-line rental income balance for the underlying operating leases are removed, and gains or losses from the dispositions are reflected in net income within gain on disposition of assets. In accordance with the FASB guidance, gains or losses on sales of real estate are generally recognized using the full accrual method.

Gains and losses on land sales, in addition to the sale of Subsurface Interests and mitigation credits, are accounted for as required by FASB ASC Topic 606, *Revenue from Contracts with Customers*. The Company recognizes revenue from such sales when the Company transfers the promised goods in the contract based on the transaction price allocated to the performance obligations within the contract. As market information becomes available, the underlying cost basis is analyzed and recorded at the lower of cost or market.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization. Such properties are depreciated on a straight-line basis over their estimated useful lives. Renewals and betterments are capitalized to property accounts. The cost of maintenance and repairs is expensed as incurred. The cost of property retired or otherwise disposed of, and the related accumulated depreciation or amortization, are removed from the accounts, and any resulting gain or loss is recorded in the consolidated statement of operations. The amount of depreciation of property, plant, and equipment, exclusive of amortization related to intangible assets, recognized for the years ended December 31, 2023, 2022, and 2021, was $25.7 million, $16.6 million, and $12.3 million, respectively. During the years ended December 31, 2023 and 2022, $0.3 million and $0.2 million of interest was capitalized, respectively. No interest was capitalized during the year ended December 31, 2021.

Income Properties Buildings and Improvements	3 – 48 Years
Other Furnishings and Equipment	3 – 20 Years

LONG-LIVED ASSETS

The Company follows FASB ASC Topic 360-10, *Property, Plant, and Equipment* in conducting its impairment analyses. The Company reviews the recoverability of long-lived assets, including land and development costs, real estate held for sale, and property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of situations considered to be triggering events include: a substantial decline in operating cash flows during the period, a current or projected loss from operations, an income property not fully leased or leased at rates that are less than current market rates, and any other quantitative or qualitative events deemed significant by our management. Long-lived assets are evaluated for impairment by using an undiscounted cash flow approach, which considers future estimated capital expenditures. Impairment of long-lived assets is measured at fair value less cost to sell.

INCOME PROPERTY LEASES

The rental of the Company's income properties are classified as operating leases. Pursuant to FASB ASC Topic 842, *Leases*, the Company recognizes lease income on these properties on a straight-line basis over the term of the lease. The periodic difference between lease income recognized under this method and contractual lease payment terms (i.e., straight-line rent) is recorded as a deferred operating lease receivable and is included in straight-line rent adjustment within other assets on the accompanying consolidated balance sheets. The Company's leases provide for reimbursement from tenants for variable lease payments including common area maintenance, insurance, real estate taxes and other operating expenses. A portion of our variable lease payment revenue is estimated each period and is recognized as rental income in the period the recoverable costs are incurred and accrued.

OPERATING LEASE EXPENSE

The Company leases property and equipment, which are classified as operating leases. The Company recognizes lease expense on a straight-line basis over the term of the lease.

OTHER REAL ESTATE INTERESTS

From time to time, the Company will release surface entry rights related to subsurface acres owned by the Company upon request of the surface owner. The Company recognizes revenue from the release at the time the transaction is consummated, unless the right is released under a deferred payment plan and the initial payment does not meet the criteria established under FASB ASC Topic 606, *Revenue from Contracts with Customers*.

INCOME TAXES

The Company elected to be taxed as a REIT for U.S. federal income tax purposes under the Code commencing with its taxable year ended December 31, 2020. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws. The Company intends to continue to operate in such a manner. As a REIT, the Company will be subject to U.S. federal and state income taxation at corporate rates on its net taxable income; the Company, however, may claim a deduction for the amount of dividends paid to its stockholders. Amounts distributed as dividends by the Company will be subject to taxation at the stockholder level only. While the Company must distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, to qualify as a REIT, the Company intends to distribute all of its net taxable income. The Company is allowed certain other non-cash deductions or adjustments, such as depreciation expense, when computing its REIT taxable income and distribution requirement. These deductions permit the Company to reduce its dividend payout requirement under U.S. federal income tax laws. Certain states may impose minimum franchise taxes. To comply with certain REIT requirements, the Company holds certain of its non-REIT assets and operations through taxable REIT subsidiaries ("TRSs") and subsidiaries of TRSs, which are subject to applicable U.S. federal, state and local corporate income tax on their taxable income. For the periods presented, the Company held a total of two TRSs subject to taxation. The Company's TRSs file tax returns separately as C-Corporations.

The Company uses the asset and liability method to account for income taxes for the Company's TRSs. Deferred income taxes result primarily from the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes (see Note 21, "Income Taxes"). In June 2006, the FASB issued additional guidance, which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements included in income taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition. In accordance with FASB guidance included in income taxes, the Company has analyzed its various federal and state filing positions and believes that its income tax filing positions and deductions are well documented and supported. Additionally, the Company believes that its accruals for tax liabilities are adequate. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to the FASB guidance.

EARNINGS PER COMMON SHARE

Basic earnings per common share is computed by dividing net income attributable to common stockholders for the period by the weighted average number of shares outstanding for the period. Diluted earnings per common share is based on the assumption of the conversion of stock options and vesting of restricted stock at the beginning of each period using the treasury stock method at average cost for the periods. Effective as of January 1, 2022, diluted earnings per common share also reflects the 2025 Notes (hereinafter defined) on an if-converted basis, see Note 14, "Common Stock and Earnings Per Share."

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

The Company also has certain tenants within our income property portfolio that make up more than 10% of our geographic concentration and/or revenues, as described below:

- *Square Footage Concentrations.* As of December 31, 2023, a total of 29%, 24%, and 11% of the Company's income property portfolio, based on square footage, were located in the states of Georgia, Texas, and Virginia, respectively. As of December 31, 2022, a total of 29%, 15%, 12%, and 11% of the Company's income property portfolio, based on square footage, were located in the states of Georgia, Texas, Virginia, and Florida, respectively.

- *Tenant Concentrations.* We did not have any tenants that accounted for more than 10% of total revenues during the years ended December 31, 2023, 2022, or 2021.

- *Base Rent Concentrations.* A total of 35%, 20%, 11%, and 11% of our base rent revenue during the year ended December 31, 2023 was generated from tenants located in Georgia, Texas, Virginia and Florida, respectively.

NOTE 3. INCOME PROPERTIES

Leasing revenue consists of long-term rental revenue from retail, office, and commercial income properties, which is recognized as earned, using the straight-line method over the life of each lease. Lease payments below include straight-line base rental revenue as well as the non-cash accretion of above and below market lease amortization. The variable lease payments are primarily comprised of reimbursements from tenants for common area maintenance, insurance, real estate taxes, and other operating expenses.

The components of leasing revenue are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Leasing Revenue			
Lease Payments	$74,721	$54,083	$41,791
Variable Lease Payments	21,942	14,774	8,888
Total Leasing Revenue	$96,663	$68,857	$50,679

Minimum future base rental revenue on non-cancelable leases subsequent to December 31, 2023, for the next five years ended December 31 are summarized as follows (in thousands). Certain of our tenant leases include tenant renewal options which could be exercised at the tenant's election and are not included in the amounts in the table below.

Year Ending December 31,	Amounts
2024	$ 71,940
2025	68,449
2026	60,561
2027	49,747
2028	36,865
2029 and Thereafter (Cumulative)	92,666
Total	$380,228

2023 Acquisitions. During the year ended December 31, 2023, the Company acquired four additional buildings within an existing multi-tenanted retail income property, one multi-tenanted retail income property, and one vacant land parcel adjacent to an existing multi-tenanted retail property for an aggregate purchase price of $80.0 million, or a total acquisition cost of $80.3 million, as follows:

- Four properties, totaling 24,100 square feet, within the 28,100 square foot retail portion of Phase II of The Exchange at Gwinnett located in Buford, Georgia, for an aggregate purchase price of $14.6 million, or a total acquisition cost of $14.7 million including capitalized acquisition costs. The four properties are leased to six different tenants with a weighted average remaining lease term of 9.9 years at acquisition. The Company is under contract to acquire the remaining 4,000 square-foot property that makes up the remaining retail portion of Phase II of The Exchange at Gwinnett for a purchase price of $2.3 million. The Company previously purchased the Sprouts-anchored Phase I portion of The Exchange at Gwinnett in December 2021.

- The Plaza at Rockwall, a multi-tenanted retail income property located in Rockwall, Texas for a purchase price of $61.2 million, or a total acquisition cost of $61.3 million including capitalized acquisition costs. The Plaza at Rockwall comprises approximately 446,500 square feet, was 95% occupied at acquisition, and had a weighted average remaining lease term of 4.2 years at acquisition.

- A vacant land parcel adjacent to the previously acquired Collection at Forsyth property, located in the Forsyth County submarket of Atlanta, Georgia, for a purchase price of $4.3 million.

Of the aggregate $80.3 million acquisition cost, $21.2 million was allocated to land, $53.6 million was allocated to buildings and improvements, and $8.7 million was allocated to intangible assets pertaining to the in-place lease value, leasing costs, and above market lease value and $3.2 million was allocated to intangible liabilities for the below market lease value. The amortization period for the intangible assets and liabilities was 5.6 years at acquisition.

2023 Dispositions. During the year ended December 31, 2023, the Company sold nine income properties, including (i) an outparcel of the property known as Eastern Commons, located in Henderson, Nevada, for $2.1 million, (ii) four outparcels of the property known as Crossroads Towne Center, located in Chandler, Arizona, for an aggregate sales price of $11.5 million, (iii) a single tenant office property located in Reston, Virginia leased to a subsidiary of General Dynamics for $18.5 million, (iv) a multi-tenanted retail property known as Westcliff, located in Fort Worth, Texas, for $14.8 million, (v) a multi-tenanted retail property known as Eastern Commons, located in Henderson, Nevada, for $18.2 million, (vi) a single tenant office property known as Sabal Pavilion located in Tampa, Florida for $22.0 million. The sale of these nine properties reflect a total disposition volume of $87.1 million and resulted in aggregate gains on sales of $6.6 million, which consisted of aggregate gains on disposition of $8.2 million, aggregate losses on disposition of $0.7 million, and an impairment charge prior to sale of $0.9 million.

2022 Acquisitions. During the year ended December 31, 2022, the Company acquired four multi-tenant income properties and one portfolio of three single-tenant properties for an aggregate purchase price of $314.0 million, or a total acquisition cost of $315.6 million, as follows:

- Acquired Price Plaza Shopping Center on March 3, 2022, a multi-tenant income property located in Katy, Texas for a purchase price of $39.1 million, or a total acquisition cost of $39.2 million including capitalized acquisition costs. Price Plaza Shopping Center comprises 200,576 square feet and was 95% leased at acquisition. In connection with the acquisition of Price Plaza Shopping Center, the Company assumed a $17.8 million fixed-rate mortgage note, as further discussed in Note 16, "Long-Term Debt."

- Acquired Madison Yards on July 8, 2022, a multi-tenant grocery-anchored income property located in Atlanta, Georgia for a purchase price of $80.2 million, or a total acquisition cost of $80.5 million including capitalized acquisition costs. Madison Yards comprises 162,521 square feet and was 98% leased at acquisition.

- Acquired West Broad Village on October 14, 2022, a multi-tenant income property located in Glen Allen, Virgina for a purchase price of $93.9 million, or a total acquisition cost of $94.6 million including capitalized acquisition costs. West Broad Village comprises 392,007 square feet and was 83% leased at acquisition.

- Acquired Collection at Forsyth on December 29, 2022, a multi-tenant income property located in Cumming, Georgia for a purchase price of $96.0 million, or a total acquisition cost of $96.4 million including capitalized acquisition costs. Collection at Forsyth comprises 560,434 square feet and was 80% leased at acquisition.

- Acquired MainStreet Portfolio on December 29, 2022, a restaurant portfolio comprised of three single tenant income properties located in Daytona Beach, Florida for a purchase price of $4.8 million, or a total acquisition cost of $4.9 million including capitalized acquisition costs. MainStreet Portfolio comprises 28,511 square feet and was 100% leased at acquisition.

Of the aggregate $315.6 acquisition cost, $60.1 million was allocated to land, $208.3 million was allocated to buildings and improvements, $52.7 million was allocated to intangible assets pertaining to the in-place lease value, leasing costs, and above market lease value, and $5.5 million was allocated to intangible liabilities for the below market lease value. The weighted average amortization period for the intangible assets and liabilities was 6.0 years at acquisition.

2022 Dispositions. During the year ended December 31, 2022, the Company sold six income properties, including (i) Party City, a single-tenant income property located in Oceanside, New York for $6.9 million,

(ii) the Carpenter Hotel ground lease, a single-tenant income property located in Austin, Texas, which was recorded as a commercial loan investment prior to its disposition, for $17.1 million, (iii) the multi-tenant Westland Gateway Plaza located in Hialeah, Florida, which was recorded as a commercial loan investment prior to its disposition, for $22.2 million, (iv) Chuy's, a single-tenant property, located in Jacksonville, Florida for $5.8 million, (v) Firebirds, a single-tenant property, located in Jacksonville, Florida for $5.5 million, and (vi) 245 Riverside, a multi-tenant office income property located in Jacksonville, Florida for $23.6 million. The sale of these six properties reflect a total disposition volume of $81.1 million, resulting in aggregate gains of $4.7 million.

2021 Acquisitions.   During the year ended December 31, 2021, the Company acquired eight multi-tenant income properties for an aggregate purchase price of $249.1 million, or a total acquisition cost of $249.8 million including capitalized acquisition costs. Of the total acquisition cost, $78.0 million was allocated to land, $124.9 million was allocated to buildings and improvements, and $49.7 million was allocated to intangible assets pertaining to the in-place lease value, leasing costs, and above market lease value and $2.8 million was allocated to intangible liabilities for the below market lease value. The weighted average amortization period for the intangible assets and liabilities was 6.8 years at acquisition.

2021 Dispositions.   During the year ended December 31, 2021, the Company disposed of one multi-tenant income property and 14 single-tenant income properties, including (i) World of Beer/Fuzzy's Taco Shop, a multi-tenant income property located in Brandon, Florida for $2.3 million, (ii) Moe's Southwest Grill, a single-tenant income property located in Jacksonville, Florida for $2.5 million, (iii) Burlington, a single-tenant income property located in North Richland Hills, Texas for $11.5 million, (iv) Staples, a single-tenant income property located in Sarasota, Florida for $4.7 million, (v) the CMBS Portfolio, sold to PINE, consisting of six single-tenant income properties for $44.5 million, (vi) Chick-fil-A, a single-tenant property, located in Chandler, Arizona for $2.9 million, (vii) JPMorgan Chase Bank, a single-tenant property, located in Chandler, Arizona for $4.7 million, (viii) Fogo De Chao, a single-tenant property, located in Jacksonville, Florida for $4.7 million, (ix) Wells Fargo, a single-tenant office income property located in Raleigh, North Carolina for $63.0 million, and (x) 24 Hour Fitness, a single-tenant income property located in Falls Church, VA for $21.5 million. The sale of the properties reflect a total disposition volume of $162.3 million, resulting in aggregate gains of $28.2 million.

NOTE 4. COMMERCIAL LOANS AND INVESTMENTS

Our investments in commercial loans or similarly structured investments, such as preferred equity, mezzanine loans or other subordinated debt, have been and are expected to continue to be secured by real estate or the borrower's pledge of its ownership interest in the entity that owns the real estate. The investments are associated with commercial real estate located in the United States and its territories, and are current or performing with either a fixed or floating rate. Some of these loans may be syndicated in either a pari-passu or senior/subordinated structure. Commercial first mortgage loans generally provide for a higher recovery rate due to their senior position in the underlying collateral. Commercial mezzanine loans are typically secured by a pledge of the borrower's equity ownership in the underlying commercial real estate. Unlike a mortgage, a mezzanine loan is not secured by a lien on the property. An investor's rights in a mezzanine loan are usually governed by an intercreditor agreement that provides holders with the rights to cure defaults and exercise control on certain decisions of any senior debt secured by the same commercial property.

2023 Activity.   On February 21, 2023, the borrower of the 4311 Maple Avenue mortgage note repaid the principal balance of $0.4 million, leaving no remaining balance outstanding as of December 31, 2023.

On March 1, 2023, the Company originated a $15.0 million first mortgage loan secured by the Founders Square property located in Dallas, Texas. The loan is interest-only with a term of three years with a fixed interest rate of 8.75%.

On December 20, 2023, simultaneous with the sale of the property, the Company originated a $15.4 million first mortgage loan secured by the Sabal Pavilion property located in Tampa, Florida. The loan is interest-only with a term of six months with a fixed interest rate of 7.50%.

During the year ended December 31, 2023, the Company funded $2.2 million to the borrower and received $0.6 million in principal repayments under the construction loan originated in January 2022 and secured by the property and improvements to be constructed thereon for the second phase of The Exchange at Gwinnett project located in Buford, Georgia. As of December 31, 2023, there is no remaining commitment to the borrower.

The Company's commercial loans and investments were comprised of the following at December 31, 2023 (in thousands):

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Carrying Value	Coupon Rate
Construction Loan – The Exchange At Gwinnett – Buford, GA	January 2022	January 2024	$ 8,700	$ 1,857	$ 1,854	7.25%
Preferred Investment – Watters Creek – Allen, TX	April 2022	April 2025	30,000	30,000	29,937	8.75%
Mortgage Note – Founders Square – Dallas, TX	March 2023	March 2026	15,000	15,000	14,892	8.75%
Promissory Note – Main Street – Daytona Beach, FL	June 2023	May 2033	400	400	400	7.00%
Mortgage Note – Sabal Pavilion – Tampa, FL	December 2023	June 2024	15,400	15,400	15,393	7.50%
			$69,500	$62,657	$62,476	
CECL Reserve					(627)	
Total Commercial Loans and Investments					$61,849	

With respect to the $1.5 million improvement loan at Ashford Lane originated in May 2022, during the year ended December 31, 2023, the Company took possession of the improvements that were funded by such loan pursuant to the applicable security agreement and, accordingly, the carrying value of the investment was reclassified as building and improvements.

2022 Activity.   On January 26, 2022, the Company originated a construction loan secured by the property and improvements to be constructed thereon for the second phase of The Exchange at Gwinnett project located in Buford, Georgia for $8.7 million. The construction loan matures on January 26, 2024, has a one-year extension option, bears a fixed interest rate of 7.25%, and requires payments of interest only prior to maturity. At closing, an origination fee of $0.1 million was received by the Company. Funding of the loan occurs as the borrower completes the underlying construction. As of December 31, 2022, the Company had funded $3.2 million to the borrower, leaving a remaining commitment of $5.5 million to the borrower. During the year ended December 31, 2022, the Company received principal payments totaling $2.9 million, leaving an outstanding loan balance of $0.2 million as of December 31, 2022.

On March 11, 2022, the Company sold the Carpenter Hotel ground lease located in Austin, Texas for $17.1 million. The lease with Carpenter Hotel included two tenant repurchase options. Pursuant to FASB ASC Topic 842, *Leases*, the initial $16.25 million investment was recorded in the consolidated balance sheets as a commercial loan investment at the time of acquisition. The carrying value at the time of sale totaled $17.3 million, resulting in a loss of $0.2 million.

On April 7, 2022, the Company entered into a preferred equity agreement to provide $30.0 million of funding towards the total investment in Watters Creek at Montgomery Farm, a grocery-anchored, mixed-use property located in Allen, Texas (the "Watters Creek Investment"). Pursuant to FASB ASC Topic 810, *Consolidation*, and as further described in Note 7. "Investment in Joint Ventures," the Company determined it is not the primary beneficiary of the entity underlying the Watters Creek Investment; accordingly, the $30.0 million was recorded in the consolidated balance sheets as a commercial loan investment at the time of acquisition. The Watters Creek Investment matures on April 6, 2025, has two one-year extension options, bears a fixed interest rate of 8.50% at the time of acquisition with increases during the initial term as well as the option terms, and requires payments of interest only prior to maturity. At closing, an origination fee of $0.15 million was received by the Company.

On April 29, 2022, the Company originated a construction loan secured by the property and improvements to be constructed thereon for the WaterStar Residential and Retail project located in Kissimmee, Florida for $19.0 million. The construction loan matures on August 31, 2022, bears a fixed interest rate of 8.00%, and requires payments of interest only prior to maturity. At closing, an origination fee of $0.1 million was received by the Company. Funding of the loan occurred as the borrower completed the underlying construction. The entire $19.0 million was funded to the borrower, leaving no remaining commitment. As of December 31, 2022, the borrower had repaid the $19.0 million construction loan principal balance.

On May 9, 2022, the Company originated an improvement loan for a tenant at the Ashford Lane property located in Atlanta, Georgia for $1.5 million. The improvement loan matures on April 30, 2025, bears a fixed interest rate of 12.00%, until the location is open at which time the fixed interest rate will be 10.00%, and requires payments of interest only prior to maturity. Funding of the loan will occur as the borrower completes the underlying improvements. As of December 31, 2022, the Company had funded $1.5 million to the borrower.

On July 28, 2022, the Company sold the Westland Gateway Plaza located in Hialeah, Florida for $22.2 million. The lease with Westland Gateway Plaza included a tenant purchase option. Pursuant to FASB ASC Topic 842, *Leases*, the initial $21.1 million investment was recorded in the consolidated balance sheets as a commercial loan investment at the time of acquisition. The carrying value at the time of sale totaled $21.2 million, resulting in a gain of $1.0 million.

On November 4, 2022, the borrower of the 110 N Beach St. mortgage note repaid the principal balance of $0.4 million, leaving no remaining balance outstanding at December 31, 2022.

The Company's commercial loans and investments were comprised of the following at December 31, 2022 (in thousands):

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Carrying Value	Coupon Rate
Mortgage Note – 4311 Maple Avenue – Dallas, TX	October 2020	April 2023	$ 400	$ 400	$ 395	7.50%
Construction Loan – The Exchange At Gwinnett – Buford, GA	January 2022	January 2024	8,700	220	173	7.25%
Preferred Investment – Watters Creek – Allen, TX	April 2022	April 2025	30,000	30,000	29,887	8.50%
Improvement Loan – Ashford Lane – Atlanta, GA	May 2022	April 2025	1,500	1,453	1,453	12.00%
			$40,600	$32,073	$31,908	

The carrying value of the commercial loans and investment portfolio at December 31, 2023 and 2022 consisted of the following (in thousands):

	As of	
	December 31, 2023	December 31, 2022
Current Face Amount	$62,657	$32,073
Unaccreted Origination Fees	(181)	(161)
CECL Reserve	(627)	(4)
Total Commercial Loans and Investments	$61,849	$31,908

NOTE 5. MANAGEMENT SERVICES BUSINESS

The Company's management fee income is within the scope of FASB ASC Topic 606, *Revenue from Contracts with Customers*, and totaled $4.4 million, $3.8 million, and $3.3 million during the years ended

December 31, 2023, 2022, and 2021, respectively. Management fee income is recognized as revenue over time, over the period the services are performed.

Related Party Management of Alpine Income Property Trust. Pursuant to the Company's management agreement with PINE, the Company generates a base management fee equal to 0.375% per quarter of PINE's total equity (as defined in the management agreement and based on a 1.5% annual rate), calculated and payable in cash, quarterly in arrears. The Company also has an opportunity to achieve additional cash flows as manager of PINE pursuant to an annual incentive fee based on PINE's total stockholder return exceeding an 8% cumulative annual hurdle rate (the "Outperformance Amount") subject to a high-water mark price. PINE would pay the Company an incentive fee with respect to each annual measurement period in an amount equal to the greater of (i) $0.00 and (ii) the product of (a) 15% multiplied by (b) the Outperformance Amount multiplied by (c) the weighted average shares. No incentive fee was earned for the years ended December 31, 2023, 2022, or 2021.

During the years ended December 31, 2023, 2022, and 2021, the Company earned management fee revenue from PINE totaling $4.4 million, $3.8 million, and $3.2 million, respectively. Dividend income for the years ended December 31, 2023, 2022, and 2021 totaled $2.5 million, $2.3 million, and $2.1 million, respectively. Management fee revenue from PINE, included in management services, and dividend income, included in investment and other income (loss), are reflected in the accompanying consolidated statements of operations.

The following table represents amounts due from PINE to the Company as of December 31, 2023 and 2022 which are included in other assets on the consolidated balance sheets (in thousands):

| Description | As of | |
	December 31, 2023	December 31, 2022
Management Services Fee due From PINE	$1,062	$ 993
Dividend Receivable	337	337
Other	(4)	(30)
Total	$1,395	$1,300

On November 26, 2019, as part of PINE's IPO, the Company sold PINE 15 properties for aggregate cash consideration of $125.9 million. In connection with the IPO, the Company contributed to the PINE Operating Partnership five properties in exchange for an aggregate of 1,223,854 OP Units, which had an initial value of $23.3 million. Additionally, on November 26, 2019, the Company purchased 394,737 shares of PINE common stock for a total purchase price of $7.5 million in a private placement and 421,053 shares of PINE common stock in the IPO for a total purchase price of $8.0 million.

On October 26, 2021, the Board authorized the purchase by the Company of up to $5.0 million in shares of common stock of PINE (the "Prior PINE Share Purchase Authorization"). Pursuant to the Prior PINE Share Purchase Authorization, during the year ended December 31, 2022, CTO purchased 155,665 shares of PINE common stock in the open market for $2.7 million, or an average price per share of $17.57. Pursuant to the Prior PINE Share Purchase Authorization, during the year ended December 31, 2021, the Company purchased 8,088 shares of PINE common stock on the open market for a total of $0.1 million, or an average price of $17.65 per share.

On February 16, 2023, the Board cancelled the Prior PINE Share Purchase Authorization and authorized the purchase by the Company of up to $2.1 million in shares of common stock of PINE (the "2023 PINE Share Purchase Authorization"). Pursuant to the 2023 PINE Share Purchase Authorization, during the year ended December 31, 2023, the Company purchased 129,271 shares of PINE common stock on the open market for a total of $2.1 million, or an average price of $16.21 per share.

During the year ended December 31, 2022, PINE exercised its right, pursuant to an Exclusivity and Right of First Offer Agreement between the Company and PINE (the "ROFO Agreement"), to purchase one single-tenant income property from the Company for a purchase price of $6.9 million, which sale was completed on January 7, 2022. During the year ended December 31, 2021, PINE exercised its right to purchase the following properties from the Company pursuant to the ROFO Agreement: (i) a portfolio of six net leased properties (the "CMBS Portfolio") for an aggregate purchase price of $44.5 million, and (ii) one single-tenant income property for a purchase price of $11.5 million. In connection with the sale of the CMBS Portfolio, PINE assumed the related $30.0 million mortgage note payable which resulted in a loss on the extinguishment of debt of $0.5 million due to the write off of unamortized debt issuance costs.

Portfolio Management Agreement. On December 4, 2023, the Company entered into an asset management agreement with a third party to manage a portfolio of multi-tenant and single-tenant assets (the "Portfolio Management Agreement"). Although the Company has no direct relationship with the third party, PINE is a lender to the third-party pursuant to a mortgage note originated by PINE which is secured by the portfolio. The Company is expected to receive asset management fees, disposition management fees, leasing commissions, and other fees related to the Company's management and administration of the portfolio pursuant to the Portfolio Management Agreement. The Company also entered into a revenue sharing agreement with PINE whereby PINE will receive the portion of fees earned by the Company under the Portfolio Management Agreement which are attributable to the single tenant properties within the portfolio. During the year ended December 31, 2023, the Company recognized less than $0.1 million of revenue pursuant to the Portfolio Management Agreement, which is included in management fee income on the Company's consolidated statement of operations.

Related Party Management of Land JV. Prior to the Land JV Sale on December 10, 2021, pursuant to the terms of the operating agreement for the Land JV, the initial amount of the management fee was $20,000 per month. The management fee was evaluated quarterly and as land sales occurred in the Land JV, the basis for the Company's management fee was reduced as the management fee was based on the value of real property that remained in the Land JV. The monthly management fee as of December 31, 2021 was $10,000 per month. As a result of the Land JV Sale, no management fee revenues pertaining to the Land JV were earned during the years ended December 31, 2023 or 2022. During the year ended December 31, 2021, the Company earned management fee revenue from the Land JV totaling $0.1 million.

NOTE 6. REAL ESTATE OPERATIONS

Real Estate Operations

Land and development costs at December 31, 2023 and 2022 were as follows (in thousands):

	As of	
	December 31, 2023	December 31, 2022
Land and Development Costs	$358	$358
Subsurface Interests	373	327
Total Land and Development Costs	$731	$685

The Company's real estate operations revenue is within the scope of FASB ASC Topic 606, *Revenue from Contracts with Customers* as summarized below. Revenue from real estate operations is recognized at the point in time the underlying assets are transferred.

Revenue from continuing real estate operations consisted of the following for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	December 31,		
	2023	2022	2021
Mitigation Credit Sales	$2,257	$3,462	$ 708
Subsurface Revenue – Other	1,727	1,904	4,724
Land Sales Revenue	—	96	7,995
Total Real Estate Operations Revenue	$3,984	$5,462	$13,427

Mitigation Credits and Mitigation Credit Rights. The Company owned mitigation credits with a cost basis of $1.0 million as of December 31, 2023. The Company owned mitigation credits and mitigation credit rights with an aggregate cost basis of $2.6 million as of December 31, 2022. During the year ended December 31, 2023, the remaining mitigation credit rights were released and transferred to mitigation credits as they became available for sale. On December 29, 2022, the Company completed the sale of the entity that owned the Mitigation Bank for a sales price of $8.1 million resulting in a loss on disposition of assets of $11.9 million. A balance of mitigation credits and mitigation credit rights were retained by the Company as part of the sale agreement.

Revenues and the cost of sales of mitigation credit sales are reported as revenues from, and direct costs of, real estate operations, respectively, in the consolidated statements of operations. During the year ended December 31, 2023, the Company sold 20 mitigation credits for proceeds of $2.3 million with a cost basis of $1.5 million. During the year ended December 31, 2022, the Company sold 34 mitigation credits for proceeds of $3.5 million with a cost basis of $2.3 million. During the year ended December 31, 2021, the Company sold six mitigation credits for proceeds of $0.7 million with a cost basis of $0.5 million. Additionally, two mitigation credits with a cost basis of $0.1 million were accrued for as an expense during the year ended December 31, 2021, as such credits are to be provided to buyers of land at no cost.

Subsurface Interests. As of December 31, 2023, the Company owns 352,000 acres of Subsurface Interests. The Company leases certain of the Subsurface Interests to mineral exploration firms for exploration. The Company's subsurface operations consist of revenue from the leasing of exploration rights and in some instances, additional revenues from royalties applicable to production from the leased acreage, which revenues are included within real estate operations in the consolidated statements of operations. During the year ended December 31, 2023, the Company sold 3,481 acres of Subsurface Interests for a sales price of $1.0 million. During the year ended December 31, 2022, the Company sold approximately 14,600 acres of subsurface oil, gas, and mineral rights for a sales price of $1.7 million. During the year ended December 31, 2021, the Company sold approximately 84,900 acres of subsurface oil, gas, and mineral rights for a sales price of $4.6 million.

The Company is not prohibited from selling any or all of its Subsurface Interests. The Company may release surface entry rights or other rights upon request of a surface owner for a negotiated release fee typically based on a percentage of the surface value. Should the Company complete a transaction to sell all or a portion of its Subsurface Interests or complete a release transaction, the Company may utilize the like-kind exchange structure in acquiring one or more replacement investments including income-producing properties. Cash payments for the release of surface entry rights totaled $0.7 million, $0.2 million, and $0.1 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Real Estate Operations — Land JV

The Land JV, of which the Company previously held a 33.5% retained interest, completed the sale of all of its remaining land holdings on December 10, 2021. From its inception on October 16, 2019 through December 31, 2021, the Land JV completed $147.0 million in land sales. Upon the closing of the sale of the Land JV's remaining assets to Timberline, the value of the Company's previously held retained interest in the Land JV was realized in the form of proceeds, which totaled $24.5 million, to the Company after distributions to the other member of the Land JV.

Through December 31, 2021, the Company served as the manager of the Land JV and was responsible for day-to-day operations at the direction of the partners of the Land JV (the "JV Partners"). All major decisions and certain other actions taken by the manager were approved by the unanimous consent of the JV Partners (the "Unanimous Actions"). Unanimous Actions included such matters as the approval of pricing for all land parcels in the Land JV; approval of contracts for the sale of land that contain material revisions to the standard purchase contract of the Land JV; entry into any lease agreement affiliated with the Land JV; entering into listing or brokerage agreements; approval and amendment of the Land JV's operating budget; obtaining financing for the Land JV; admission of additional members; and dispositions of the Land JV's real property for amounts less than market value. As a result of the Land JV Sale, no management fee revenues pertaining to the Land JV were earned during the years ended December 31, 2023 or 2022.

NOTE 7. INVESTMENT IN JOINT VENTURES

The Company has no investments in joint ventures as of December 31, 2023 or 2022.

Watters Creek Investment.   As described in Note 4. "Commercial Loans and Investments," on April 7, 2022, the Company entered into the Watters Creek Investment. The Watters Creek Investment represents $30.0 million, or approximately 23%, of funding towards the total investment in Watters Creek at Montgomery Farm, a grocery-anchored, mixed-use property located in Allen, Texas (the "Watters Creek Property"). The remaining funding is comprised of a combination of third-party sponsorship equity and a secured first mortgage. The Company's variable interest in the entity underlying the Watters Creek Investment is primarily due to the inherent credit risk associated with the $30.0 million fixed-return preferred investment. The day-to-day operations, including asset management and leasing, of the Watters Creek Property are managed by an unrelated third-party. Pursuant to FASB ASC Topic 810, *Consolidation*, the Company determined we are not the primary beneficiary of the entity underlying the Watters Creek Investment; accordingly, the entity was not consolidated. The investment was recorded in the consolidated balance sheets as a commercial loan investment at the time of acquisition. The significant factors related to this determination included, but were not limited to, the Company not having the power to direct the activities of the entity underlying the Watters Creek Investment due to (i) the day-to-day operations being managed by an unrelated third-party and (ii) the Company's position as minority lender with fixed returns and maturity dates for the repayment of the $30.0 million preferred investment.

Land JV.   The Company's previously held retained interest in the Land JV represented a notional 33.5% stake in the venture, the value of which was realized in the form of distributions based on the timing and the amount of proceeds achieved when the land was ultimately sold by the Land JV. As of September 30, 2021, the Land JV had completed $80.7 million in land sales since its inception in mid-October 2019. On December 10, 2021, the Land JV completed the sale of all of its remaining land holdings to Timberline for $66.3 million. Proceeds to the Company after distributions to the other member of the Land JV, and before taxes, were $24.5 million.

Through December 31, 2021, the Company served as the manager of the Land JV and was responsible for day-to-day operations at the direction of the JV Partners. All Unanimous Actions taken by the manager were approved by the unanimous consent of the JV Partners. Pursuant to the Land JV's operating agreement, the Land JV paid the manager a management fee in the initial amount of $20,000 per month. The management fee was evaluated quarterly, and as land sales occurred in the Land JV, the basis for our management fee was reduced as the management fee was based on the value of real property that remained in the Land JV. The monthly management fee as of December 31, 2021, was $10,000 per month. No management fees pertaining to the Land JV were earned during the years ended December 31, 2023 or 2022.

Prior to the Land JV Sale, the investment in joint ventures on the Company's consolidated balance sheets included the Company's previously held ownership interest in the Land JV. We concluded the Land JV to be a variable interest entity and therefore, it was accounted for under the equity method of accounting as the Company was not the primary beneficiary as defined in FASB ASC Topic 810, *Consolidation*. The significant factors related to this determination included, but were not limited to, the Land JV being jointly controlled by the members through the use of unanimous approval for all material actions. Under the guidance of FASB ASC 323, *Investments-Equity Method and Joint Ventures*, the Company used the equity method to account for the Land JV investment.

During the year ended December 31, 2021, the Company recognized impairment charges on its previously held retained interest in the Land JV totaling $17.6 million. The aggregate $17.6 million impairment on the previously held retained interest in the Land JV was a result of eliminating the investment in joint ventures based on the final proceeds received through distributions of the Land JV in connection with the sale of the Land JV's remaining land.

The following table provides summarized financial information of the Land JV for the years ended December 31, 2023, 2022, and 2021 (in thousands):

| | Year Ended | | |
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues	$ —	$ —	$67,367
Direct Cost of Revenues	—	—	(8,867)
Operating Income	$ —	$ —	$58,500
Other Operating Expenses	—	—	(376)
Net Income	$ —	$ —	$58,124

The Company's share of the Land JV's net income (loss) was zero for the years ended December 31, 2023, 2022, and 2021. Pursuant to ASC 323, certain adjustments are made when calculating the Company's share of net income, including adjustments required to reflect the investor's share of changes in investee's capital to reflect distributions from the venture. Additionally, basis differences are also considered. The Company recorded the initial retained interest in the Land JV of $48.9 million at the estimated fair market value based on the relationship of the $97.0 million sales price of the 66.5% equity interest to the 33.5% retained interest. The Land JV recorded the assets contributed by the Company at carry-over basis pursuant to ASC 845 which states that transfers of nonmonetary assets should typically be recorded at the transferor's historical cost basis. Accordingly, the Company's basis difference in the 33.5% retained equity interest was evaluated each quarter upon determining the Company's share of the Land JV's net income. As a result of the Land JV Sale, the liquidation of the Land JV's assets, and the dissolution of the underlying entities, such evaluation was and is no longer required as of and subsequent to December 31, 2021.

Mitigation Bank. The mitigation bank transaction completed in June 2018 consisted of the sale of a 70% interest in the entity that owns the Mitigation Bank (the "Mitigation Bank JV"). The purchaser of the 70% interest in the Mitigation Bank JV was comprised of certain funds and accounts managed by an investment advisor subsidiary of BlackRock, Inc. ("BlackRock"). The Company retained a 30% non-controlling interest in the Mitigation Bank JV. A third-party was retained by the Mitigation Bank JV as the day-to-day manager of the Mitigation Bank JV property, responsible for the maintenance, generation, tracking, and other aspects of wetland mitigation credits. Prior to September 30, 2021, the investment in joint ventures included on the Company's consolidated balance sheets included $6.9 million related to the fair market value of the 30% retained interest in the Mitigation Bank JV.

On September 30, 2021, the Company, through a wholly owned and fully consolidated TRS, purchased the remaining 70% interest in the Mitigation Bank JV from BlackRock for $18.0 million (the "Interest Purchase") resulting in a net cash payment by the Company of $16.1 million after utilizing the available cash in the Mitigation Bank JV of $1.9 million. As a result of the Interest Purchase, the Mitigation Bank JV is now wholly owned by the Company and is referred to as the Mitigation Bank. Pursuant to ASU 2017-01, *Business Combinations: Clarifying the Definition of a Business*, the Interest Purchase represents an asset acquisition as substantially all of the fair value of the gross assets acquired are concentrated in a group of similar identifiable assets, i.e. the mitigation credits and mitigation credit rights. Accordingly, the Company recorded the Interest Purchase by allocating the total cost of the asset group to the individual assets acquired. The Company's total cost of the Interest Purchase totaled $24.9 million which is comprised of (i) the $18.0 million Interest Purchase and (ii) the $6.9 million previously recorded value of the retained interest in the entity that owns the Mitigation Bank. In connection with the Interest Purchase, the previously recorded value of $6.9 million of the retained interest was eliminated and the $24.9 million total cost was allocated as follows: (i) $1.8 million to cash and cash equivalents, (ii) $0.6 million to restricted cash, (iii) $0.9 million to the mitigation credits, and (iv) $21.6 million to the mitigation credit rights.

On December 29, 2022, the Company completed the sale of the entity that owned the Mitigation Bank for a sales price of $8.1 million resulting in a loss on disposition of assets of $11.9 million. A balance of mitigation credits and mitigation credit rights were retained by the Company as part of the sale agreement.

The following table provides summarized financial information of the Mitigation Bank JV for the years ended December 31, 2023, 2022 and 2021 (in thousands).

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues	$ —	$ —	$ 512
Direct Cost of Revenues	—	—	(16)
Operating Income	$ —	$ —	$ 496
Other Operating Expenses	—	—	(162)
Net Income	$ —	$ —	$ 334

The Company's share of the Mitigation Bank JV's net income (loss) was zero for the years ended December 31, 2023, 2022, and 2021. Pursuant to ASC 323, certain adjustments are made when calculating the Company's share of net income, including adjustments required to reflect the investor's share of changes in investee's capital to reflect distributions from the venture. Additionally, basis differences are also considered. The Company recorded the initial retained interest in the Mitigation Bank JV of $6.8 million in June 2018 at the estimated fair market value based on the relationship of the $15.3 million sales price of the 70% equity interest to the 30% retained interest. The Mitigation Bank JV recorded the assets contributed by the Company at carry-over basis pursuant to ASC 845 which states that transfers of nonmonetary assets should typically be recorded at the transferor's historical cost basis. Accordingly, the Company's basis difference in the 30% retained equity interest was evaluated each quarter upon determining the Company's share of the Mitigation Bank JV's net income. As a result of the Interest Purchase, such evaluation was and is no longer required as of and subsequent to December 31, 2021.

NOTE 8. INVESTMENT SECURITIES

As of December 31, 2023, the Company owns, in the aggregate and on a fully diluted basis, 2.33 million shares of PINE, or 15.7% of PINE's total shares outstanding for an investment value of $39.4 million, which total includes 1.2 million OP Units, or 8.2%, which the Company received in exchange for the contribution of certain income properties to the PINE Operating Partnership, in addition to 1,108,814 shares of common stock owned by the Company, or 7.5%. The Company has elected the fair value option related to the aggregate investment in securities of PINE pursuant to ASC 825, otherwise such investments would have been accounted for under the equity method. For detailed financial information regarding PINE, please refer to its financial statements, which are publicly available on the website of the Securities and Exchange Commission at http://www.sec.gov under the ticker symbol "PINE."

The Company calculates the unrealized gain or loss based on the closing stock price of PINE at each respective balance sheet date. The unrealized, non-cash gains and losses resulting from the changes in the closing stock price of PINE are included in investment and other income in the consolidated statements of operations for years ended December 31, 2023, 2022, and 2021.

The Company's available-for-sale securities as of December 31, 2023 and 2022 are summarized below (in thousands):

	Cost	Unrealized Gains in Investment Income	Unrealized Losses in Investment Income	Estimated Fair Value (Level 1 Inputs)
December 31, 2023				
Common Stock	$20,482	$ —	$(1,732)	$18,750
Operating Units	23,253	—	(2,558)	20,695
Total Equity Securities	43,735	—	(4,290)	39,445
Total Available-for-Sale Securities	$43,735	$ —	$(4,290)	$39,445
December 31, 2022				
Common Stock	$18,382	$308	$ —	$18,690
Operating Units	23,253	98	—	23,351
Total Equity Securities	41,635	406	—	42,041
Total Available-for-Sale Securities	$41,635	$406	$ —	$42,041

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying value and estimated fair value of the Company's financial instruments not carried at fair value on the consolidated balance sheets at December 31, 2023 and 2022 (in thousands):

	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and Cash Equivalents – Level 1	$ 10,214	$ 10,214	$ 19,333	$ 19,333
Restricted Cash – Level 1	$ 7,605	$ 7,605	$ 1,861	$ 1,861
Commercial Loans and Investments – Level 2	$ 61,849	$ 63,261	$ 31,908	$ 32,960
Long-Term Debt – Level 2	$495,370	$473,807	$445,583	$426,421

To determine estimated fair values of the financial instruments listed above, market rates of interest, which include credit assumptions, were used to discount contractual cash flows. The estimated fair values are not necessarily indicative of the amount the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

The following table presents the fair value of assets (liabilities) measured on a recurring basis by level as of December 31, 2023 and 2022 (in thousands). See Note 17, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

		Fair Value at Reporting Date Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023				
Cash Flow Hedge – 2026 Term Loan Interest Rate Swaps	$ 2,813	$ —	$ 2,813	$ —
Cash Flow Hedge – 2027 Term Loan Interest Rate Swaps	$ 5,759	$ —	$ 5,759	$ —
Cash Flow Hedge – 2028 Term Loan Interest Rate Swaps	$ (1,994)	$ —	$ (1,994)	$ —
Cash Flow Hedge – Credit Facility Interest Rate Swaps	$ 313	$ —	$ 313	$ —
Investment Securities	$39,445	$39,445	$ —	$ —
December 31, 2022				
Cash Flow Hedge – 2026 Term Loan Interest Rate Swaps	$ 6,047	$ —	$ 6,047	$ —
Cash Flow Hedge – 2027 Term Loan Interest Rate Swaps	$10,111	$ —	$10,111	$ —
Cash Flow Hedge – 2028 Term Loan Interest Rate Swaps	$ (397)	$ —	$ (397)	$ —
Investment Securities	$42,041	$42,041	$ —	$ —

No assets were measured on a non-recurring basis as of December 31, 2023 or 2022.

NOTE 10. INTANGIBLE ASSETS AND LIABILITIES

Intangible assets and liabilities consist of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their fair values. Intangible assets and liabilities consisted of the following as of December 31, 2023 and 2022 (in thousands):

	As of	
	December 31, 2023	December 31, 2022
Intangible Lease Assets:		
Value of In-Place Leases	$ 90,246	$ 90,335
Value of Above Market In-Place Leases	31,533	32,008
Value of Intangible Leasing Costs	24,974	25,531
Sub-total Intangible Lease Assets	146,753	147,874
Accumulated Amortization	(49,644)	(31,890)
Sub-total Intangible Lease Assets – Net	97,109	115,984
Intangible Lease Liabilities (Included in Accrued and Other Liabilities):		
Value of Below Market In-Place Leases	(14,848)	(12,307)
Sub-total Intangible Lease Liabilities	(14,848)	(12,307)
Accumulated Amortization	4,407	2,422
Sub-total Intangible Lease Liabilities – Net	(10,441)	(9,885)
Total Intangible Assets and Liabilities – Net	$ 86,668	$106,099

The following table reflects the net amortization of intangible assets and liabilities during the years ended December 31, 2023, 2022, and 2021 (in thousands):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Amortization Expense	$18,444	$12,300	$8,264
Accretion to Income Properties Revenue	2,303	2,161	(404)
Net Amortization of Intangible Assets and Liabilities	$20,747	$14,461	$7,860

The estimated future amortization expense (income) related to net intangible assets and liabilities is as follows (in thousands):

Year Ending December 31,	Future Amortization Amount	Future Accretion to Income Property Revenue	Net Future Amortization of Intangible Assets and Liabilities
2024	$18,139	$ 2,050	$20,189
2025	15,903	2,065	17,968
2026	14,644	2,009	16,653
2027	11,866	1,233	13,099
2028	7,422	1,213	8,635
2029 and Thereafter	8,666	1,458	10,124
Total	$76,640	$10,028	$86,668

As of December 31, 2023, the weighted average amortization period of total intangible assets and liabilities was 6.0 years and 7.3 years, respectively.

NOTE 11. PROVISION FOR IMPAIRMENT

In the aggregate, $1.5 million and $17.6 million of impairment charges were recorded during the years ended December 31, 2023 and 2021, respectively, with no such charges during the year ended December 31, 2022, as described below by segment.

Income Properties.   The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The fair value of long-lived assets required to be assessed for impairment is determined on a non-recurring basis using Level 3 inputs in the fair value hierarchy. These Level 3 inputs may include, but are not limited to, executed purchase and sale agreements on specific properties, third party valuations, discounted cash flow models, and other model-based techniques.

During the year ended December 31, 2023, the Company recorded a $0.9 million impairment charge on the sale of the Westcliff Property. The purchase and sale agreement for the Company's sale of the Westcliff Property was executed on July 28, 2023. The impairment charge of $0.9 million represents the sales price, less the book value of the asset as of September 30, 2023, less costs to sell. The sale of the Westcliff Property closed on October 12, 2023.

There were no impairment charges on the Company's income property portfolio during the years ended December 31, 2022 or 2021.

Commercial Loans and Investments.   Pursuant to ASC 326, Financial Instruments — Credit Losses, the Company measures and records a provision for current expected credit losses ("CECL") each time a new investment is made or a loan is repaid, as well as if changes to estimates occur during a quarterly measurement period. We are unable to use historical data to estimate expected credit losses, as we have incurred no losses to date. Management utilizes a loss-rate method and considers macroeconomic factors to estimate its CECL allowance, which is calculated based on the amortized cost basis of the commercial loans.

During the year ended December 31, 2023, the Company recorded a $0.6 million impairment charge representing the provision for credit losses related to our commercial loans and investments. There were no such impairment charges during the years ended December 31, 2022 or 2021.

Real Estate Operations-Investments in Joint Ventures.   The $17.6 million impairment charge recognized during the year ended December 31, 2021, is related to the Company's previously held retained interest in the Land JV as a result of the estimated proceeds received in connection with the contract entered into with Timberline Acquisition Partners, an affiliate of Timberline Real Estate Partners ("Timberline"), which closed on December 10, 2021.

NOTE 12. OTHER ASSETS

Other assets consisted of the following as of December 31, 2023 and 2022 (in thousands):

	As of	
	December 31, 2023	December 31, 2022
Income Property Tenant Receivables, Net of Allowance for Doubtful Accounts[1]	$ 4,568	$ 2,206
Income Property Straight-line Rent Adjustment	6,033	6,214
Operating Leases – Right-of-Use Asset	422	63
Golf Rounds Surcharge	102	216
Cash Flow Hedge – Interest Rate Swap	11,770	16,158
Infrastructure Reimbursement Receivables	568	824
Prepaid Expenses, Deposits, and Other	8,457	5,421
Due from Alpine Income Property Trust, Inc.	1,395	1,300
Financing Costs, Net of Accumulated Amortization	1,638	2,051
Total Other Assets	$34,953	$34,453

_____

(1)   Includes a $1.7 million and $1.8 million allowance for doubtful accounts as of December 31, 2023 and 2022, respectively.

Infrastructure Reimbursement Receivables. As of December 31, 2023 and 2022, the infrastructure reimbursement receivables were related to two land sale transactions which closed during the forther quarter of 2015 within the Tomoka Town Center.

NOTE 13. EQUITY

STOCK SPLIT

On April 27, 2022, the Company announced that its Board of Directors approved a three-for-one stock split of the Company's common stock to be effected in the form of a stock dividend (the "Stock Split"). Each stockholder of record at the close of business on June 27, 2022 (the "Record Date"), received two additional shares of the Company's common stock for each share held as of the Record Date. The new shares were distributed after the market closed on June 30, 2022. The Company's stock began trading at the post-split price on July 1, 2022. Pursuant to FASB ASC Topic 505, *Equity*, the Company has adjusted the computations of basic and diluted earnings per share retroactively for all periods presented. Similarly, the Company has retroactively updated the disclosures in each prior period presented to conform to the split-adjusted dividend amount, for per share amounts including but not limited to dividends declared, stock-based compensation shares outstanding, ATM program activity, and share repurchases.

SHELF REGISTRATION

On April 1, 2021, the Company filed a shelf registration statement on Form S-3, relating to the registration and potential issuance of its common stock, preferred stock, debt securities, warrants, rights, and units with a maximum aggregate offering price of up to $350.0 million (the "2021 Registration Statement"). The Securities and Exchange Commission declared the 2021 Registration Statement effective on April 19, 2021.

On October 11, 2022, the Company filed a new shelf registration statement on Form S-3, relating to the registration and potential issuance of its common stock, preferred stock, debt securities, warrants, rights, and units with a maximum aggregate offering price of up to $500.0 million (the "2022 Registration Statement"). The Securities and Exchange Commission declared the 2022 Registration Statement effective on October 26, 2022. The 2021 Registration Statement was terminated concurrently with the effectiveness of the 2022 Registration Statement.

EQUITY OFFERING

On December 5, 2022, the Company completed a follow-on public offering of 3,450,000 shares of common stock, which included the full exercise of the underwriters' option to purchase an additional 450,000 shares of common stock. Upon closing, the Company issued 3,450,000 shares and received net proceeds of $62.4 million, after deducting the underwriting discount and expenses.

ATM PROGRAM

On April 30, 2021, the Company implemented a $150.0 million "at-the-market" equity offering program (the "2021 ATM Program") pursuant to which the Company sold shares of the Company's common stock. During the year ended December 31, 2022, the Company sold 961,261 shares under the 2021 ATM Program for gross proceeds of $21.1 million at a weighted average price of $21.99 per share, generating net proceeds of $20.8 million after deducting transaction fees totaling less than $0.3 million. The Company was not active under the 2021 ATM Program during the year ended December 31, 2021. The 2021 ATM Program was terminated in connection with the establishment of the 2022 ATM Program, hereinafter defined.

On October 28, 2022, the Company implemented a $150.0 million "at-the-market" equity offering program (the "2022 ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's common stock. During the year ended December 31, 2022, the Company sold 604,765 shares under the 2022 ATM Program for gross proceeds of $12.3 million at a weighted average price of $20.29 per share, generating net proceeds of $12.1 million after deducting transaction fees totaling $0.2 million.

In the aggregate, under the 2021 ATM Program and 2022 ATM Program, during the year ended December 31, 2022,

the Company sold 1,566,026 shares for gross proceeds of $33.4 million at a weighted average price of $21.33 per share, generating net proceeds of $32.9 million after deducting transaction fees totaling $0.5 million.

The Company was not active under the 2022 ATM Program during the year ended December 31, 2023.

PREFERRED STOCK

On June 28, 2021, the Company priced a public offering of 3,000,000 shares of its 6.375% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") at a public offering price of $25.00 per share. The offering closed on July 6, 2021 and generated total net proceeds to the Company of $72.4 million, after deducting the underwriting discount and expenses. The Series A Preferred Stock ranks senior to the Company's common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Series A Preferred Stock has no maturity date and will remain outstanding unless redeemed.

The Series A Preferred Stock is not redeemable by the Company prior to July 6, 2026 except under limited circumstances intended to preserve the Company's qualification as a REIT for U.S. federal income tax purposes or upon the occurrence of a change of control, as defined in the Articles Supplementary designating the Series A Preferred Stock (the "Articles Supplementary"). Upon such change in control, the Company may redeem, at its election, the Series A Preferred Stock at a redemption price of $25.00 per share plus any accumulated and unpaid dividends up to, but excluding the date of redemption, and in limited circumstances, the holders of preferred stock shares may convert some or all of their Series A Preferred Stock into shares of the Company's common stock at conversion rates set forth in the Articles Supplementary.

The following details the public offering (in thousands, except per share data):

Series	Dividend Rate	Issued	Shares Outstanding	Gross Proceeds	Net Proceeds	Dividend per Share	Earliest Redemption Date
Series A	6.375%	July 2021	3,000,000	$75,000	$72,428	$0.3984	July 2026

DIVIDENDS

The Company elected to be taxed as a REIT for U.S. federal income tax purposes under the Code commencing with its taxable year ended December 31, 2020. In order to maintain its qualification as a REIT, the Company must annually distribute, at a minimum, an amount equal to 90% of its taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and must distribute 100% of its taxable income (including net capital gains) to eliminate U.S. federal income taxes payable by the Company. Because taxable income differs from cash flow from operations due to non-cash revenues and expenses (such as depreciation and other items), in certain circumstances, the Company may generate operating cash flow in excess of its dividends, or alternatively, may need to make dividend payments in excess of operating cash flows.

The following table outlines dividends declared and paid for each issuance of CTO's stock during the years ended December 31, 2023, 2022, and 2021 (in thousands, except per share data):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Series A Preferred Stock			
Dividends	$4,772	$4,781	$2,325
Per Share	$ 1.59	$ 1.59	$ 0.77

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Common Stock			
Dividends	$34,266	$28,896	$23,580
Per Share	$ 1.52	$ 1.49	$ 1.33

2025 NOTES

Effective January 1, 2022, the Company adopted ASU 2020-06 whereby diluted EPS includes the dilutive impact of the 2025 Notes (hereinafter defined) using the if-converted method. Upon adoption, the Company recorded a $7.0 million adjustment to reduce additional paid-in capital to eliminate the non-cash equity component of the 2025 Notes with corresponding offsets including (i) a $4.0 million cumulative effect adjustment to the opening balance of retained earnings and (ii) a $3.0 million adjustment to eliminate the non-cash portion of the convertible notes discount, net of accumulated amortization (the "2025 Notes Adjustment"). The 2025 Notes Adjustment was made on January 1, 2022, and is reflected in the accompanying consolidated statements of stockholders' equity.

2025 NOTES REPURCHASE PROGRAM

On February 16, 2023, the Company's Board of Directors approved a 2025 Notes repurchase program, which is expected to be in effect until the approved dollar amount has been used to repurchase 2025 Notes (the "2025 Notes Repurchase Program"). Pursuant to the 2025 Notes Repurchase Program, the Company may repurchase, in one or more transactions, 2025 Notes in the aggregate principal amount of not more than $4.74 million. The 2025 Notes Repurchase Program does not obligate the Company to acquire any particular amount of 2025 Notes and may be modified or suspended. No repurchases of 2025 Notes were made during the year ended December 31, 2023.

NOTE 14. COMMON STOCK AND EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income (loss) attributable to common stockholders during the period by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share is based on the assumption of the conversion of stock options and vesting of restricted stock at the beginning of each period using the treasury stock method at average cost for the periods. Effective as of January 1, 2022, diluted earnings per common share also reflects the 2025 Notes on an if-converted basis.

The following is a reconciliation of basic and diluted earnings per common share for each of the periods presented (in thousands, except share and per share data):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Basic and Diluted Earnings:			
Net Income (Loss) Attributable to Common Stockholders, Used in Basic EPS	$758	$(1,623)	$27,615
Add Back: Effect of Dilutive Interest Related to 2025 Notes[1]	—	—	—
Net Income (Loss) Attributable to Common Stockholders, Used in Diluted EPS	$758	$(1,623)	$27,615

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Basic and Diluted Shares:			
Weighted Average Shares Outstanding, Basic	22,529,703	18,508,201	17,676,809
Common Shares Applicable to Dilutive Effect of 2025 Notes[2] ...	—	—	—
Weighted Average Shares Outstanding, Diluted	22,529,703	18,508,201	17,676,809
Per Share Information:			
Net Income (Loss) Attributable to Common Stockholders			
Basic and Diluted	$ 0.03	$ (0.09)	$ 1.56

(1) As applicable, includes interest expense, amortization of discount, amortization of fees, and other changes in net income or loss that would result from the assumed conversion of the 2025 Convertible Senior Notes to derive FFO effective January 1, 2022 due to the implementation of ASU 2020-06 which requires presentation on an if-converted basis. For the years ended December 31 2023 and 2022, a total of $2.1 million and $2.2 million of interest, respectively, was not included as the impact of the 2025 Notes, if-converted, would be antidilutive to the net income (loss) attributable to common stockholders in each respective period.

(2) A total of 3.3 million shares and 3.1 million shares, representing the dilutive impact of the 2025 Notes, upon adoption of ASU 2020-06 effective January 1, 2022, were not included in the computation of diluted net loss attributable to common stockholders for the years ended December 31, 2023 or 2022, respectively, because they were antidilutive to the net income (loss) attributable to common stockholders in each respective period.

There were no potentially dilutive securities for years ended December 31, 2023, 2022, or 2021. The effect of 2,741, 68,269, and 2,497 potentially dilutive securities were not included for the years ended December 31, 2023, 2022 and 2021, respectively, as the effect would be anti-dilutive.

Effective January 1, 2022, the Company adopted ASU 2020-06 whereby diluted EPS includes the dilutive impact, if any, of the 2025 Notes using the if-converted method, irrespective of intended cash settlement. The Company intends to settle its 3.875% Convertible Senior Notes due 2025 (the "2025 Notes") in cash upon conversion with any excess conversion value to be settled in shares of our common stock. The Company elected, upon adoption, to utilize the modified retrospective approach, negating the required restatement of EPS for periods prior to adoption. The Company overcame the presumption of share settlement prior to the adoption of ASU 2020-06, and therefore, there was no dilutive impact for the years ended December 31, 2021. The effect of 3.3 million and 3.1 million potentially dilutive 2025 Notes, if-converted, were not included for the years ended December 31, 2023 or 2022, respectively, as the effect would be anti-dilutive.

NOTE 15. SHARE REPURCHASES

COMMON STOCK REPURCHASE PROGRAM

Prior to March 31, 2021, repurchases of the Company's common stock were returned to treasury. As a result of the Merger and pursuant to Maryland state law, the Company's treasury stock ceased to be outstanding and was returned to unissued status. Accordingly, a $77.5 million adjustment to eliminate treasury stock with a corresponding decrease to additional paid-in capital was made during the year ended December 31, 2021 and is reflected in the accompanying consolidated statements of stockholders' equity.

In February 2020, the Company's Board approved a $10.0 million common stock repurchase program (the "$10.0 Million Common Stock Repurchase Program"). During the year ended December 31, 2020, the Company repurchased 88,565 shares of its common stock on the open market for a total cost of $4.1 million, or an average price per share of $46.29. During the year ended December 31, 2021, the Company repurchased 40,553 shares of its common stock on the open market for a total cost of $2.2 million, or an average price per share of $54.48. During the year ended December 31, 2022, the Company repurchased 145,724 shares of its common stock on the open market for a total cost of $2.8 million, or an average price per share of $19.15. No repurchases were made pursuant to the $10.0 Million Common Stock Repurchase Program during the year ended December 31, 2023.

On February 16, 2023, the Company's Board of Directors approved a common stock repurchase program, which eliminated the unutilized portion of the $10.0 Million Common Stock Repurchase Program (the "February $5.0 Million Common Stock Repurchase Program"). Pursuant to the February $5.0 Million Common Stock Repurchase Program, the Company was authorized to repurchase shares of its common stock for a total purchase price of up to $5.0 million. During the year ended December 31, 2023, prior to March 31, 2023, the Company repurchased 303,354 shares of its common stock on the open market for a total cost of $5.0 million, or an average price per share of $16.48, pursuant to the February $5.0 Million Common Stock Repurchase Program. Accordingly, as of March 31, 2023, no shares of the Company's common stock remained available for repurchase under the February $5.0 Million Common Stock Repurchase Program.

On April 25, 2023, the Company's Board of Directors approved a common stock repurchase program, which is expected to be in effect until the approved dollar amount has been used to repurchase shares (the "April $5.0 Million Common Stock Repurchase Program"). Pursuant to the April $5.0 Million Common Stock Repurchase Program, the Company may repurchase shares of its common stock for a total purchase price of up to $5.0 million. Shares may be purchased under the April $5.0 Million Common Stock Repurchase Program in open market transactions, including through block purchases, through privately negotiated transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The April $5.0 Million Common Stock Repurchase Program does not obligate the Company to acquire any particular amount of shares of its common stock and may be modified or suspended. During the year ended December 31, 2023, the Company repurchased 65,946 shares of its common stock on the open market for a total cost of $1.0 million, or an average price per share of $15.72, pursuant to the April $5.0 Million Common Stock Repurchase Program, leaving $4.0 million remaining of the April $5.0 Million Common Stock Repurchase Program as of December 31, 2023.

In the aggregate, under the February $5.0 Million Common Stock Repurchase Program and April $5.0 Million Common Stock Repurchase Program, the Company repurchased 369,300 shares of its common stock on the open market for a total cost of $6.0 million, or an average price per share of $16.35.

SERIES A PREFERRED STOCK REPURCHASE PROGRAM

On February 16, 2023, the Company's Board of Directors approved a Series A Preferred Stock repurchase program, which is expected to be in effect until the approved dollar amount has been used to repurchase shares (the "Series A Preferred Stock Repurchase Program"). Pursuant to the Series A Preferred Stock Repurchase Program, the Company may repurchase shares of its Series A Preferred Stock for a total purchase price of up to $3.0 million. Shares may be purchased under the Series A Preferred Stock Repurchase Program in open market transactions, including through block purchases, through privately negotiated transactions or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 under the Exchange Act. The Series A Preferred Stock Repurchase Program does not obligate the Company to acquire any particular amount of shares of its Series A Preferred Stock and may be modified or suspended. During the year ended December 31, 2023, the Company repurchased 21,192 shares of Series A Preferred Stock on the open market for a total cost of $0.4 million, or an average price per share of $18.45.

NOTE 16. LONG-TERM DEBT

As of December 31, 2023, the Company's outstanding indebtedness, at face value, was as follows (in thousands):

	Face Value Debt	Maturity Date	Interest Rate
Credit Facility[1]	$163,000	January 2027	SOFR + 0.10% + [1.25% – 2.20%]
2026 Term Loan[2]	65,000	March 2026	SOFR + 0.10% + [1.25% – 2.20%]
2027 Term Loan[3]	100,000	January 2027	SOFR + 0.10% + [1.25% – 2.20%]
2028 Term Loan[4]	100,000	January 2028	SOFR + 0.10% + [1.20% – 2.15%]
3.875% Convertible Senior Notes due 2025	51,034	April 2025	3.875%
Mortgage Note Payable	17,800	August 2026	4.060%
Total Long-Term Face Value Debt	$496,834		

---

(1) The Company utilized interest rate swaps on $100.0 million of the Credit Facility balance to fix SOFR and achieve a weighted average fixed swap rate of 3.28% plus the 10 bps SOFR adjustment plus the applicable spread. Another forward swap for $50.0 million of the Credit Facility balance was effective on February 1, 2024.

(2) The Company utilized interest rate swaps on the $65.0 million 2026 Term Loan balance to fix SOFR and achieve a weighted average fixed swap rate of 0.26% plus the 10 bps SOFR adjustment plus the applicable spread.

(3) The Company utilized interest rate swaps on the $100.0 million 2027 Term Loan balance to fix SOFR and achieve a fixed swap rate of 0.64% plus the 10 bps SOFR adjustment plus the applicable spread.

(4) The Company entered into interest rate swaps on the $100.0 million 2028 Term Loan balance to fix SOFR and achieve a weighted average fixed swap rate of 3.78% plus the 10 bps SOFR adjustment plus the applicable spread.

Credit Facility.   The Credit Facility, with Bank of Montreal ("BMO") as the administrative agent for the lenders thereunder, is unsecured with regard to our income property portfolio but is guaranteed by certain wholly owned subsidiaries of the Company. The Credit Facility bank group is led by BMO and also includes Truist Bank and Wells Fargo. On September 7, 2017, the Company executed the second amendment and restatement of the Credit Facility (the "2017 Amended Credit Facility"). As a result of the March 2021 Revolver Amendment, as defined below, The Huntington National Bank was added as a lender to the Company's Credit Facility.

On May 24, 2019, the Company executed the second amendment to the 2017 Amended Credit Facility (the "May 2019 Revolver Amendment"). As a result of the May 2019 Revolver Amendment, the Credit Facility had a total borrowing capacity of $200.0 million with the ability to increase that capacity up to $300.0 million during the term, subject to lender approval. The Credit Facility provides the lenders with a security interest in the equity of the Company subsidiaries that own the properties included in the borrowing base. The indebtedness outstanding under the Credit Facility accrues interest at a rate ranging from the 30-day LIBOR plus 135 basis points to the 30-day LIBOR plus 195 basis points based on the total balance outstanding under the Credit Facility as a percentage of the total asset value of the Company, as defined in the 2017 Amended Credit Facility, as amended by the May 2019 Revolver Amendment. The Credit Facility also accrues a fee of 15 to 25 basis points for any unused portion of the borrowing capacity based on whether the unused portion is greater or less than 50% of the total borrowing capacity. Pursuant to the May 2019 Revolver Amendment, the Credit Facility matures on May 24, 2023, with the ability to extend the term for 1 year.

On November 26, 2019, the Company entered into the third amendment to the 2017 Amended Credit Facility (the "November 2019 Revolver Amendment"), which further amends the 2017 Amended Credit Facility. The November 2019 Revolver Amendment included, among other things, an adjustment of certain financial maintenance covenants, including a temporary reduction of the minimum fixed charge coverage ratio to allow the Company to redeploy the proceeds received from the sale of certain income properties to PINE, and an increase in the maximum amount the Company may invest in stock and stock equivalents of real estate investment trusts to allow the Company to invest in the common stock and OP Units.

On July 1, 2020, the Company entered into the fourth amendment to the 2017 Amended Credit Facility (the "July 2020 Revolver Amendment") whereby the tangible net worth covenant was adjusted to be more reflective of market terms. The July 2020 Revolver Amendment was effective as of March 31, 2020.

On November 12, 2020, the Company entered into the fifth amendment to the 2017 Amended Credit Facility (the "November 2020 Revolver Amendment"). The November 2020 Revolver Amendment provided that, among other things, (i) the Company must comply with certain adjusted additional financial maintenance requirements, including (x) a new restricted payments covenant which limits the type and amount of cash distributions that may be made by the Company and (y) an adjusted fix charges ratio, which now excludes certain onetime expenses for purposes of calculation and (ii) the Company must, from and after the date that the Company elects to qualify as a REIT, maintain its status as a REIT.

On March 10, 2021, the Company entered into the sixth amendment to the 2017 Amended Credit Facility (the "March 2021 Revolver Amendment"). The March 2021 Revolver Amendment included, among other things, (i) increase of the revolving credit commitment from $200.0 million to $210.0 million, (ii) addition of the 2026 Term Loan (the "2026 Term Loan") in the aggregate amount of $50.0 million, (iii) updates to certain financing rate provisions provided therein, and (iv) joinder of The Huntington National Bank as a 2026 Term Loan lender and Credit Facility lender. The March 2021 Revolver Amendment also includes accordion options that allow the Company to request additional 2026 Term Loan lender commitments up to a total of $150.0 million and additional Credit Facility lender commitments up to a total of $300.0 million. During the three months ended June 30, 2021, the Company exercised the 2026 Term Loan accordion option for $15.0 million, increasing total lender commitments to $65.0 million.

On November 5, 2021, the Company entered into the seventh amendment to the 2017 Amended Credit Facility (the "November 2021 Revolver Amendment"). The November 2021 Revolver Amendment included, among other things, (i) addition of the 2027 Term Loan in the aggregate amount of $100.0 million (the "2027 Term Loan") and (ii) joinder of KeyBank National Association, Raymond James Bank, and Synovus Bank as 2027 Term Loan lenders. The November 2021 Revolver Amendment also includes an accordion option that allows the Company to request additional term loan lender commitments up to a total of $400.0 million in the aggregate.

On September 20, 2022, the Company entered into the eighth amendment to the 2017 Amended Credit Facility (the "Eighth Amendment"), which includes among other things: (i) the origination of the 2028 Term Loan, as defined in the Credit Agreement (the "2028 Term Loan"), (ii) the increase of Revolving Credit Commitments, as defined in the Credit Facility, up to $300.0 million, (iii) an accordion option that allows the Company to request additional revolving loan commitments and additional term loan commitments, provided, (a) the aggregate amount of revolving loan commitments shall not exceed $750,000,000 and (b) the aggregate amount of term loan commitments shall not exceed $500,000,000, (iv) an extension of the Revolving Credit Termination Date, as defined in the Credit Facility, from May 24, 2023 to January 31, 2027, (v) a sustainability-linked pricing component pursuant to which the Company will receive interest rate reductions based on its performance against certain sustainability performance targets, (vi) the release of the Pledge Collateral, as defined in the Eighth Amendment, and (vii) the joinder of PNC Bank, National Association ("PNC") as a Term Loan Lender, as defined in the Credit Facility, and PNC and Regions Bank as Revolving Lenders, as defined in the Credit Facility.

On December 20, 2023, the Company entered into the ninth amendment to the 2017 Amended Credit Facility (the "Ninth Amendment"), which revises certain non-monetary limitations as described in more detail in the Ninth Amendment.

At December 31, 2023, the current commitment level under the Credit Facility was $300.0 million, and the undrawn commitments available was $137.0 million. As of December 31, 2023, the Credit Facility had a $163.0 million balance outstanding.

The Credit Facility is subject to customary restrictive covenants including, but not limited to, limitations on the Company's ability to: (a) incur indebtedness; (b) make certain investments; (c) incur certain liens; (d) engage in certain affiliate transactions; and (e) engage in certain major transactions such as mergers. In addition, the Company is subject to various financial maintenance covenants including, but not limited to, a maximum indebtedness ratio, a maximum secured indebtedness ratio, and a minimum fixed charge coverage ratio. The Credit Facility also contains affirmative covenants and events of default including, but not limited to, a cross default to the Company's other indebtedness and upon the occurrence of a change in control. The Company's failure to comply with these covenants or the occurrence of an event of default could result in acceleration of the Company's debt and other financial obligations under the Credit Facility.

Mortgage Notes Payable. On March 3, 2022, in connection with the acquisition of Price Plaza Shopping Center, the Company assumed an existing $17.8 million secured fixed-rate mortgage note payable, which bears interest at a fixed rate of 4.06% and matures in August 2026.

Convertible Debt. The Company had an initial aggregate principal amount of $75.0 million of 3.875% Convertible Notes (the "2025 Notes"). During the year ended December 31, 2020, the Company repurchased $12.5 million aggregate principal amount of 2025 Notes at a $2.6 million discount, resulting in a gain on extinguishment of debt of $1.1 million. During the year ended December 31, 2021, the Company repurchased $11.4 million aggregate principal amount of 2025 Notes at a $1.6 million premium, resulting in a loss on extinguishment of debt of $2.9 million. No 2025 Notes were repurchased during the years ended December 31, 2023 or 2022. Following the repurchases, $51.0 million aggregate principal amount of the 2025 Notes remains outstanding at December 31, 2023.

The 2025 Notes represent senior unsecured obligations of the Company and pay interest semi-annually in arrears on each April 15th and October 15th, commencing on April 15, 2020, at a rate of 3.875% per annum. The 2025 Notes mature on April 15, 2025 and may not be redeemed by the Company prior to the maturity date. The conversion rate for the 2025 Notes was initially 12.7910 shares of the Company's common stock per $1,000 of principal of the 2025 Notes (equivalent to an initial conversion price of $78.18 per share of the Company's common stock). The initial conversion price of the 2025 Notes represented a premium of 20% to the $65.15 closing sale price of the Company's common stock on the NYSE American on January 29, 2020. If the Company's Board increases the quarterly dividend above the $0.13 per share in place at issuance, the conversion rate is adjusted with each such increase in the quarterly dividend amount. After the fourth quarter 2023 dividend, the conversion rate is equal to 67.3342 shares of common stock for each $1,000 principal amount of 2025 Notes, which represents an adjusted conversion price of $14.85 per share of common stock. At the maturity date, the 2025 Notes are convertible into cash, common stock or a combination thereof, subject to various conditions, at the Company's option. Should certain corporate transactions or events occur prior to the stated maturity date, the Company will increase the conversion rate for a holder that elects to convert its 2025 Notes in connection with such corporate transaction or event.

The conversion rate is subject to adjustment in certain circumstances. Holders may not surrender their 2025 Notes for conversion prior to January 15, 2025 except upon the occurrence of certain conditions relating to the closing sale price of the Company's common stock, the trading price per $1,000 principal amount of 2025 Notes, or specified corporate events including a change in control of the Company. The Company may not redeem the 2025 Notes prior to the stated maturity date and no sinking fund is provided for the 2025 Notes. The 2025 Notes are convertible, at the election of the Company, into solely cash, solely shares of the Company's common stock, or a combination of cash and shares of the Company's common stock. The Company intends to settle the 2025 Notes in cash upon conversion, with any excess conversion value to be settled in shares of our common stock. At time of issuance, in accordance with U.S. GAAP, the 2025 Notes were accounted for as a liability with a separate equity component recorded for the conversion option. The equity component was eliminated on January 1, 2022 with the 2025 Notes Adjustment.

As of December 31, 2023, the unamortized debt discount of our 2025 Notes was $0.2 million, which represents the cash component of the discount.

Long-term debt consisted of the following (in thousands):

	December 31, 2023		December 31, 2022	
	Total	Due Within One Year	Total	Due Within One Year
Credit Facility	$163,000	$ —	$113,750	$ —
2026 Term Loan	65,000	—	65,000	—
2027 Term Loan	100,000	—	100,000	—
2028 Term Loan	100,000	—	100,000	—
3.875% Convertible Senior Notes, net of Discount	50,830	—	50,670	—
Mortgage Note Payable	17,800	—	17,800	—
Financing Costs, net of Accumulated Amortization	(1,260)	—	(1,637)	—
Total Long-Term Debt	$495,370	$ —	$445,583	$ —

Payments applicable to reduction of principal amounts as of December 31, 2023 will be required as follows (in thousands):

As of December 31, 2023	Amount
2024	$ —
2025	51,034
2026	82,800
2027	263,000
2028	100,000
2029 and Thereafter	—
Total Long-Term Debt – Face Value	$496,834

The carrying value of long-term debt as of December 31, 2023 consisted of the following (in thousands):

	Total
Current Face Amount	$496,834
Unamortized Discount on Convertible Debt	(204)
Financing Costs, net of Accumulated Amortization	(1,260)
Total Long-Term Debt	$495,370

In addition to the $1.3 million of financing costs, net of accumulated amortization included in the table above, as of December 31, 2023, the Company also had financing costs, net of accumulated amortization related to the Credit Facility of $1.6 million which is included in other assets on the consolidated balance sheets. These costs are amortized on a straight-line basis over the term of the Credit Facility and are included in interest expense in the Company's accompanying consolidated statements of operations.

The following table reflects a summary of interest expense incurred and paid during the years ended December 31, 2023, 2022 and 2021 (in thousands):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Interest Expense	$21,230	$10,171	$7,065
Amortization of Deferred Financing Costs	970	755	586
Amortization of Discount on Convertible Notes	159	189	1,278
Total Interest Expense	$22,359	$11,115	$8,929
Total Interest Paid[1]	$21,636	$ 9,862	$7,274

(1) Includes capitalized interest of $0.3 million and $0.2 million during the years ended December 31, 2023 and 2022, respectively, with no interest capitalized during the year ended December 31, 2021.

The Company was in compliance with all of its debt covenants as of December 31, 2023 and 2022.

NOTE 17. INTEREST RATE SWAPS

The Company has entered into interest rate swap agreements to hedge against changes in future cash flows resulting from fluctuating interest rates related to the below noted borrowings. The interest rate agreements were 100% effective during the years ended December 31, 2023, 2022, and 2021. Accordingly, the changes in fair value on the interest rate swaps have been classified in accumulated other comprehensive income (loss). The fair value of the interest rate swap agreements are included in other assets and accrued and other liabilities, respectively, on the consolidated balance sheets. Information related to the Company's interest rate swap agreements are noted below (in thousands):

Hedged Item[1]	Effective Date	Maturity Date	Rate	Amount	Fair Value as of December 31, 2023
2026 Term Loan	3/10/2021	3/29/2024	0.12% + 0.10% + applicable spread	$ 50,000	$ 650
2026 Term Loan	3/29/2024	3/10/2026	1.44% + 0.10% + applicable spread	$ 50,000	$ 2,153
2026 Term Loan	8/31/2021	3/10/2026	0.70% + 0.10% + applicable spread	$ 15,000	$ 1,025
2026 Term Loan[2]	3/10/2026	3/10/2031	3.80% + 0.10% + applicable spread	$ 40,000	$(1,015)
2027 Term Loan	11/5/2021	3/29/2024	0.64% + 0.10% + applicable spread	$100,000	$ 1,172
2027 Term Loan	3/29/2024	1/31/2027	1.35% + 0.10% + applicable spread	$100,000	$ 5,840
2027 Term Loan[2]	1/31/2027	1/30/2032	3.75% + 0.10% + applicable spread	$ 60,000	$(1,253)
2028 Term Loan	9/30/2022	1/31/2028	3.78% + 0.10% + applicable spread	$ 50,000	$ (433)
2028 Term Loan	9/30/2022	1/31/2028	3.78% + 0.10% + applicable spread	$ 50,000	$ (442)
2028 Term Loan[2]	1/31/2028	1/31/2033	3.81% + 0.10% + applicable spread	$ 60,000	$(1,119)
Credit Facility	1/31/2023	1/31/2030	3.27% + 0.10% + applicable spread	$ 50,000	$ 493
Credit Facility	1/31/2023	1/31/2030	3.26% + 0.10% + applicable spread	$ 33,000	$ 345
Credit Facility	1/31/2023	1/31/2030	3.36% + 0.10% + applicable spread	$ 17,000	$ 92
Credit Facility[2]	2/1/2024	1/31/2028	3.85% + 0.10% + applicable spread	$ 50,000	$ (617)

(1) Effective September 30, 2022 the Company converted its existing interest rate swaps from 1-month LIBOR to SOFR.

(2) During the year ended December 31, 2023, the Company entered into forward starting interest rate swaps to further fix interest rates through periods that the Company reasonably expects to extend its current term loans and Credit Facility.

The use of interest rate swap agreements carries risks, including the risk that the counterparties to these agreements are not able to perform. To mitigate this risk, the Company enters into interest rate swap agreements with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not currently anticipate that any of the counterparties to the Company's interest rate swap agreements will fail to meet their obligations. As of December 31, 2023 and 2022, there were no events of default related to the Company's interest rate swap agreements.

NOTE 18. ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following (in thousands):

	As of	
	December 31, 2023	December 31, 2022
Accrued Property Taxes	$ 2,090	$ 716
Reserve for Tenant Improvements	1,168	6,186
Tenant Security Deposits	2,301	2,719
Accrued Construction Costs	1,170	903
Accrued Interest	773	872
Environmental Reserve	54	67
Cash Flow Hedge – Interest Rate Swaps	4,879	397
Operating Leases – Liability	417	64
Other	5,521	6,104
Total Accrued and Other Liabilities	$18,373	$18,028

Reserve for Tenant Improvements. In connection with recent acquisitions, the Company received, an aggregate $8.0 million from the sellers of the properties for tenant improvement allowances, leasing commissions and other capital improvements. These amounts are included in accrued and other liabilities on the consolidated balance sheets. Through December 31, 2023, payments totaling $4.0 million were made and $2.8 million in contingent obligations to fund certain tenant improvements were extinguished through an increase in investment and other income, leaving a remaining reserve for tenant improvements of $1.2 million.

NOTE 19. DEFERRED REVENUE

Deferred revenue consisted of the following (in thousands):

	As of	
	December 31, 2023	December 31, 2022
Prepaid Rent	$3,723	$3,951
Interest Reserve from Commercial Loans and Investments	744	1,262
Tenant Contributions	733	522
Total Deferred Revenue	$5,200	$5,735

Interest Reserve from Commercial Loans and Investments. In connection with two of the Company's commercial loan investments, the borrower has deposited interest and/or real estate tax reserves in accounts held by the Company. Those accounts balances are included in restricted cash on the Company's consolidated balance sheets with the corresponding liability recorded in deferred revenue as seen above. Pursuant to each respective agreement, interest reserves are either (i) utilized to fund the monthly interest due on the loan or (ii) maintained throughout the term of the loan.

NOTE 20. STOCK-BASED COMPENSATION

SUMMARY OF STOCK-BASED COMPENSATION

A summary of share activity for all equity classified stock compensation during the year ended December 31, 2023, is presented below.

Type of Award	Shares Outstanding at 1/1/2023	Granted Shares	Vested / Exercised Shares	Expired Shares	Forfeited Shares	Shares Outstanding at 12/31/2023
Equity Classified – Performance Share Awards – Peer Group Market Condition Vesting	230,247	88,754	(72,141)	—	(9,485)	237,375
Equity Classified – Three Year Vest Restricted Shares	212,079	96,453	(74,229)	—	(17,946)	216,357
Total Shares	442,326	185,207	(146,370)	—	(27,431)	453,732

Amounts recognized in the financial statements for stock-based compensation are as follows (in thousands):

	Year Ended		
	December 31, 2023	December 31, 2022	December 31, 2021
Total Cost of Share-Based Plans Charged Against Income	$3,673	$3,232	$3,168

EQUITY-CLASSIFIED STOCK COMPENSATION

Performance Share Awards — Peer Group Market Condition Vesting

Performance shares have been granted to certain employees under the 2010 Plan. The performance share awards entitle the recipient to receive, upon the vesting thereof, shares of common stock of the Company equal to between 0% and 150% of the number of performance shares awarded. The number of shares of common stock ultimately received by the award recipient is determined based on the Company's total stockholder return as compared to the total stockholder return of a certain peer group during a three-year performance period. The Company granted a total of 88,754 performance shares during the year ended December 31, 2023.

The Company used a Monte Carlo simulation pricing model to determine the fair value of its awards that are based on market conditions. The determination of the fair value of market condition-based awards is affected by the Company's stock price as well as assumptions regarding a number of other variables. These variables include expected stock price volatility over the requisite performance term of the awards, the relative performance of the Company's stock price and stockholder returns to companies in its peer group, annual dividends, and a risk-free interest rate assumption. Compensation cost is recognized regardless of the achievement of the market conditions, provided the requisite three-year service period is met.

As of December 31, 2023, there was $1.5 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to the outstanding performance share awards, which will be recognized over a remaining weighted average period of 1.7 years.

A summary of the activity for these awards during the years ended December 31, 2023, 2022, and 2021 is presented below:

Performance Shares With Market Conditions	Shares	Wtd. Avg. Fair Value Per Share
Non-Vested at January 1, 2021	167,553	$21.15
Granted	144,402	$10.68
Vested	(52,254)	$19.43
Expired	—	—
Forfeited	(25,347)	$15.68
Non-Vested at December 31, 2021	234,354	$15.67
Granted	69,168	$20.76

Performance Shares With Market Conditions	Shares	Wtd. Avg. Fair Value Per Share
Vested	(73,275)	$16.76
Expired	—	—
Forfeited	—	—
Non-Vested at December 31, 2022	230,247	$16.85
Granted	88,754	$18.10
Vested	(72,141)	$14.17
Expired	—	—
Forfeited	(9,485)	$18.10
Non-Vested at December 31, 2023	237,375	$18.08

Market Condition Restricted Shares — Stock Price Vesting

Restricted Company common stock has been granted to certain employees under the 2010 Plan. The restricted Company common stock outstanding from these grants vest in increments based upon the price per share of the Company common stock during the term of employment (or within sixty days after termination of employment by the Company without cause), meeting or exceeding the target trailing thirty-day average closing prices. Effective January 28, 2021, the 22,000 shares outstanding, consisting of 18,000 shares with a $70 per share price vesting criteria and 4,000 shares with a $75 per share price vesting criteria, expired prior to vesting. Such shares and price vesting criteria were based on defined values prior to the effect of the Stock Split, as defined in Note 13, "Equity".

The Company used a Monte Carlo simulation pricing model to determine the fair value of its awards that are based on market conditions. The determination of the fair value of market condition-based awards is affected by the Company's stock price as well as assumptions regarding a number of other variables. These variables include expected stock price volatility over the requisite performance term of the awards, the relative performance of the Company's stock price and stockholder returns to companies in its peer group, annual dividends, and a risk-free interest rate assumption. Compensation cost is recognized regardless of the achievement of the market conditions.

As of December 31, 2023 and 2022, there was no unrecognized compensation cost related to market condition restricted stock.

A summary of the activity for these awards during the years ended December 31, 2023, 2022, and 2021 is presented below:

Market Condition Non-Vested Restricted Shares	Shares	Wtd. Avg. Fair Value
Non-Vested at January 1, 2021	22,000	$41.71
Granted	—	—
Vested	—	—
Expired	(22,000)	$41.71
Forfeited	—	—
Non-Vested at December 31, 2021	—	—
Granted	—	—
Vested	—	—
Expired	—	—
Forfeited	—	—
Non-Vested at December 31, 2022	—	—
Granted	—	—

Market Condition Non-Vested Restricted Shares	Shares	Wtd. Avg. Fair Value
Vested	—	—
Expired	—	—
Forfeited	—	—
Non-Vested at December 31, 2023	—	—

Three Year Vest Restricted Shares

Restricted shares have been granted to certain employees under the 2010 Plan. Certain of the restricted shares vest on each of the first, second, and third anniversaries of January 28 of the applicable year provided the grantee is an employee of the Company on those dates. Certain other restricted share awards, granted on July 1, 2022, vest entirely on the third anniversary of the grant date, or July 1, 2025, provided the grantee is an employee of the Company on that date. In addition, any unvested portion of the restricted shares will vest upon a change in control. The Company granted a total of 96,453 shares of restricted Company common stock during the year ended December 31, 2023.

During the years ended December 31, 2023, 2022, and 2021 the Company's determination of the fair value of the three-year vest restricted stock awards was calculated by multiplying the number of shares issued by the Company's stock price at the grant date. Compensation cost is recognized on a straight-line basis over the applicable vesting period.

As of December 31, 2023, there was $2.3 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to the three-year vest non-vested restricted shares, which will be recognized over a remaining weighted average period of 1.7 years.

A summary of the activity for these awards during the years ended December 31, 2023, 2022, and 2021 is presented below:

Non-Vested Restricted Shares	Shares	Wtd. Avg. Fair Value Per Share
Non-Vested at January 1, 2021	115,437	$19.27
Granted	129,150	$11.82
Vested	(63,660)	$16.18
Expired	—	—
Forfeited	(26,418)	$15.53
Non-Vested at December 31, 2021	154,509	$14.96
Granted	137,448	$19.72
Vested	(72,465)	$14.96
Expired	—	—
Forfeited	(7,413)	$17.01
Non-Vested at December 31, 2022	212,079	$17.97
Granted	96,453	$19.12
Vested	(74,229)	$16.00
Expired	—	—
Forfeited	(17,946)	$19.08
Non-Vested at December 31, 2023	216,357	$19.07

Non-Qualified Stock Option Awards

Stock option awards have been granted to certain employees under the 2010 Plan. The vesting period of the options awards granted ranged from a period of one to three years. All options had vested as of

December 31, 2018. The option expires on the earliest of: (a) the tenth anniversary of the grant date; (b) twelve months after the employee's death or termination for disability; or (c) thirty days after the termination of employment for any reason other than death or disability. All options had been exercised as of December 31, 2022.

The Company used the Black-Scholes valuation pricing model to determine the fair value of its non-qualified stock option awards. The determination of the fair value of the awards is affected by the stock price as well as assumptions regarding a number of other variables. These variables include expected stock price volatility over the term of the awards, annual dividends, and a risk-free interest rate assumption.

A summary of the activity for these awards during the years ended December 31, 2023, 2022, and 2021 is presented below:

Non-Qualified Stock Option Awards	Shares	Wtd. Avg. Ex. Price	Wtd. Avg. Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Non-Vested at January 1, 2021	240,000	$18.54		
Granted	60,996	—		
Exercised	(236,373)	$14.88		
Expired	—	—		
Forfeited	—	—		
Non-Vested at December 31, 2021	64,623	$14.46		
Granted	—	—		
Exercised	(64,623)	$14.46		
Expired	—	—		
Forfeited	—	—		
Non-Vested at December 31, 2022	—	$ —		
Granted	—	—		
Exercised	—	$ —		
Expired	—	—		
Forfeited	—	—		
Non-Vested at December 31, 2023	—	$ —	—	$ —
Exercisable at January 1, 2023	—	$ —	—	$ —
Exercisable at December 31, 2023	—	$ —	—	$ —

As of December 31, 2023, there is no unrecognized compensation cost related to non-qualified, non-vested stock option awards.

NON-EMPLOYEE DIRECTOR STOCK COMPENSATION

Each member of the Company's Board of Directors has the option to receive his or her annual retainer and meeting fees in shares of Company common stock rather than cash. The number of shares awarded to the directors making such election is calculated quarterly by dividing (i) the sum of (A) the amount of the quarterly retainer payment due to such director plus (B) meeting fees earned by such director during the quarter, by (ii) the trailing 20-day average price of the Company's common stock as of the last day of the quarter, rounded down to the nearest whole number of shares.

Each non-employee director serving as of the beginning of each calendar year shall receive an annual award of the Company's common stock. The value of such award totaled $35,000 for the years ended December 31, 2023, 2022 and 2021 (the "Annual Award"). The number of shares awarded is calculated based on the trailing 20-day average price of the Company's common stock as of the date two business days prior to the date of the award, rounded down to the nearest whole number of shares. Commencing in 2021, non-employee directors no longer receive meeting fees, but receive additional retainers for service on Board committees, as set forth in the Company's Non-Employee Director Compensation Policy available on the Company's website (www.ctoreit.com).

During the years ended December 31, 2023, 2022, and 2021, the expense recognized for the value of the Company's common stock received by non-employee directors totaled $0.4 million or 25,147 shares, $0.5 million or 25,034 shares, and $0.5 million, or 32,766 shares, respectively. The expense recognized during the years ended December 31, 2023, 2022, and 2021 includes the Annual Award received during the first quarter of each year.

NOTE 21. INCOME TAXES

The Company elected to be taxed as a REIT for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2020. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws. The Company intends to continue to operate in such a manner. As a REIT, the Company will be subject to U.S. federal and state income taxation at corporate rates on its net taxable income; the Company, however, may claim a deduction for the amount of dividends paid to its stockholders. Amounts distributed as dividends by the Company will be subject to taxation at the stockholder level only. While the Company must distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, to qualify as a REIT, the Company intends to distribute all of its net taxable income. The Company is allowed certain other non-cash deductions or adjustments, such as depreciation expense, when computing its REIT taxable income and distribution requirement. These deductions permit the Company to reduce its dividend payout requirement under U.S. federal income tax laws. Certain states may impose minimum franchise taxes. To comply with certain REIT requirements, the Company holds certain of its non-REIT assets and operations through taxable REIT subsidiaries ("TRSs") and subsidiaries of TRSs, which are subject to applicable U.S. federal, state and local corporate income tax on their taxable income. For the periods presented, the Company held a total of two TRSs subject to taxation. The Company's TRSs file tax returns separately as C-Corporations.

As a result of the Company's election to be taxed as a REIT, during the year ended December 31, 2020, an $82.5 million deferred tax benefit was recorded to de-recognize the deferred tax assets and liabilities associated with the entities included in the REIT. A significant portion of the deferred tax benefit recognized related to the de-recognition of deferred tax liabilities resulting from Section 1031 like-kind exchanges ("1031 Exchanges"). The Company will be subject to corporate income taxes related to assets held by it that are sold during the 5-year period following the date of conversion to the extent such sold assets had a built-in gain as of January 1, 2020. The Company has disposed of certain, primarily single-tenant REIT assets after the REIT conversion within the 5-year period. All such sales were completed using 1031 Exchanges or other deferred tax structures to mitigate the built-in gain tax liability of conversion.

Total income tax benefit (expense) is summarized as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Income Tax Benefit (Expense)	$(604)	$2,830	$3,079

The provisions for income tax benefit (expense) are summarized as follows (in thousands):

	2023		2022		2021	
	Current	Deferred	Current	Deferred	Current	Deferred
Federal	$(83)	$(427)	$(183)	$2,571	$235	$2,362
State	—	(94)	—	442	44	438
Total	$(83)	$(521)	$(183)	$3,013	$279	$2,800

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The sources of these differences and the related deferred income tax assets (liabilities) are summarized as follows (in thousands):

	Deferred Tax	
	2023	2022
Deferred Income Tax Assets		
Capital Loss Carryforward	$ 1,663	$ 1,800
Net Operating Loss Carryforward	2,277	2,597
Gross Deferred Income Tax Assets	3,940	4,397
Less – Valuation Allowance	(1,663)	(1,800)
Net Deferred Income Tax Assets	2,277	2,597
Deferred Income Tax Liabilities		
Unrealized Gain on Investment Securities	(240)	(39)
Basis Differences in Mitigation Credit Assets	(28)	(28)
Total Deferred Income Tax Liabilities	(268)	(67)
Net Deferred Income Tax Liabilities	$ 2,009	$ 2,530

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the realization of future taxable income during the periods in which those temporary differences become deductible. We consider past history, the scheduled reversal of taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. As of December 31, 2023 and 2022, the Company had $2.3 million and $2.6 million in net operating loss ("NOL") carryforwards, respectively. The Tax Cuts and Jobs Act allows for indefinite carryforwards for all NOLs generated in taxable years beginning after December 31, 2017. Accordingly, as of December 31, 2023 and 2022, no valuation allowance was considered necessary related to the Company's NOL carryforwards. As of December 31, 2023 and 2022, the Company had a capital loss carryforward totaling $6.6 million and $7.2 million, respectively, related to the elimination of the Company's interest in the Land JV. Although the Company utilized $0.7 million of the capital loss carryforward during December 31, 2023, the Company does not currently anticipate being able to fully utilize the remaining capital loss carryforward and accordingly, has allowed for the $1.7 million and $1.8 million deferred tax asset in full as of December 31, 2023 and 2022, respectively.

Following is a reconciliation of the income tax computed at the federal statutory rate of 21% for 2023, 2022, and 2021, individually, for continuing operations (in thousands):

	Year Ended December 31,					
	2023		2022		2021	
Income Tax Benefit Computed at Federal Statutory Rate	$(353)	(5.8)%	$2,795	852.1%	$ 4,408	16.4%
Increase (Decrease) Resulting from:						
State Income Tax, Net of Federal Income Tax Benefit	(92)	(1.5)%	593	180.8%	936	3.5%
Income Tax on Permanently Non-Deductible Items	(158)	(2.6)%	(484)	(147.6)%	—	0.0%
Income Tax on Capital Gains offsetting Capital Loss Carryforward	113	1.8%	—	0.0%	—	0.0%
Valuation Allowance	—	0.0%	—	0.0%	(2,216)	(8.2)%

	Year Ended December 31,					
	2023		**2022**		**2021**	
Other Reconciling Items	(114)	(1.9)%	(74)	(22.6)%	(49)	(0.2)%
Benefit for Income Taxes	$(604)	(9.8)%	$2,830	862.8%	$ 3,079	11.5%

The effective income tax rate assumes a blended rate for estimated state and local taxes on its income and property. The effective income tax rate for the years ended December 31, 2023, 2022, and 2021 was (9.8)%, 862.8%, and 11.5%, respectively. The provision for income taxes reflects the Company's estimate of the effective rate expected to be applicable for the full fiscal year, adjusted for any discrete events, which are reported in the period that they occur. There were no discrete events during the years ended December 31, 2023 or 2022. The year ended December 31, 2021, included the impact of the capital loss carryforward valuation allowance.

For prior taxable years through the year ended December 31, 2021 the Company has filed a consolidated income tax return in the United States Federal jurisdiction and the states of Alabama, Arizona, California, Colorado, Florida, Georgia, Maryland, Massachusetts, Nevada, New Mexico, New York, North Carolina, Oregon, Texas, Virginia, Washington, and Wisconsin. The Internal Revenue Service ("IRS") has audited the federal tax returns through the year 2012, with all proposed adjustments settled. The Florida Department of Revenue has audited the Florida tax returns through the year 2014, with all proposed adjustments settled. For the years ended December 31, 2023, 2022, and 2021, the Company recognized no uncertain tax positions or accrued interest and penalties for uncertain tax positions. If such positions do arise, it is the Company's intent that any interest or penalty amount related to such positions will be recorded as a component of the income tax provision (benefit) in the applicable period.

Income taxes totaling $0.3 million, $0.1 million, and $0.4 million were paid during the years ended December 31, 2023, 2022, and 2021, respectively. Additionally, income taxes totaling $0.4 million and less than $0.1 million were refunded during the years ended December 31, 2023 and 2021, respectively, with no income taxes refunded during the year ended December 31, 2022.

NOTE 22. COMMITMENTS AND CONTINGENCIES

MINIMUM FUTURE RENTAL PAYMENTS

The Company leases, as lessee, certain equipment under operating leases. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2023, are summarized as follows (in thousands):

Year Ending December 31,	Amounts
2024	$124
2025	120
2026	113
2027	116
2028	—
2029 and Thereafter (Cumulative)	—
Total Lease Payments	$473
Imputed Interest	(56)
Operating Leases – Liability	$417

Rental expense under all operating leases amounted to $0.1 million for each of the years ended December 31, 2023, 2022, and 2021.

LEGAL PROCEEDINGS

From time to time, the Company may be a party to certain legal proceedings, incidental to the normal course of its business. While the outcome of the legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Buc-ee's. On March 31, 2021, the Company and its wholly-owned subsidiary, Indigo Development LLC, a Florida limited liability company (collectively, "CTO") filed a Complaint for Declaratory Relief in the Circuit Court, Seventh Judicial Circuit, in and for Volusia County, Florida (Case No. 2021-30415-CICI) against Buc-ee's Ltd., a Texas limited partnership ("Buc-ee's"), in connection with a dispute over funds deposited in escrow by CTO in the amount of $0.8 million (the "Escrowed Funds"). The Escrowed Funds were deposited simultaneously with CTO's sale to Buc-ee's in March 2018 of 35 acres of real property located in Daytona Beach, Volusia County, Florida (the "Buc-ee's Parcel"). Pursuant to a post-closing escrow agreement between CTO and Buc-ee's, the Escrowed Funds were to be released to CTO once CTO had obtained certain wetlands-related permits for the benefit of a portion of the Buc-ee's Parcel. CTO was ultimately successful in obtaining the permits, although the permits were issued later than originally contemplated by the escrow agreement. Buc-ee's was aware of and acquiesced to CTO's continuing efforts and expenditures in obtaining the permits, including after the date originally contemplated in the escrow agreement; however, not until after the permits were issued did Buc-ee's inform CTO that Buc-ee's would not agree to release the Escrowed Funds to CTO. CTO's complaint sought a declaratory judgment determining the parties' entitlement to the Escrowed Funds and to reimburse CTO for its costs associated with seeking legal relief. On October 29, 2021, the Company entered into a settlement agreement with Buc-ee's whereby the Company received $0.6 million of the Escrowed Funds, which revenue is included within real estate operations in the consolidated statements of operations.

CONTRACTUAL COMMITMENTS — EXPENDITURES

The Company has committed to fund the following capital improvements. The improvements, which are related to several properties, are estimated to be generally completed within twelve months. These commitments, as of December 31, 2023, are as follows (in thousands):

	As of December 31, 2023
Total Commitment[1]	$17,888
Less Amount Funded	(4,236)
Remaining Commitment	$13,652

_____

(1) Commitment includes tenant improvements, leasing commissions, rebranding, facility expansion and other capital improvements.

NOTE 23. BUSINESS SEGMENT DATA

The Company operates in four primary business segments: income properties, management services, commercial loans and investments, and real estate operations. The management services segment consists of the revenue generated from managing PINE and the Land JV.

Our income property operations consist of income-producing properties, and our business plan is focused on investing in additional income-producing properties. Our income property operations accounted for 90% and 91% of our identifiable assets as of December 31, 2023 and 2022, respectively, and 88.6%, 83.6%, and 72.1% of our consolidated revenues for the years ended December 31, 2023, 2022, and 2021, respectively. Our management fee income consists primarily of the management fees earned for the management of PINE during the three years ended December 31, 2023, 2022, and 2021, as well as from the Portfolio Management Agreement during the year ended December 31, 2023 and the Land JV during the year ended December 31, 2021. As of December 31, 2023, our commercial loan and investment portfolio consisted of four commercial loan investments and one preferred equity investment which is classified as a commercial loan investment. Our real estate operations consists of revenues generated from the sale of and royalty income related to our interests in subsurface oil, gas, and mineral rights, and the sale of mitigation credits.

The Company evaluates segment performance based on operating income. The Company's reportable segments are strategic business units that offer different products. They are managed separately because each segment requires different management techniques, knowledge, and skills.

Information about the Company's operations in different segments for the years ended December 31, 2023, 2022, and 2021 is as follows (in thousands):

| | For the Year Ended | | |
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues:			
Income Properties	$ 96,663	$ 68,857	$ 50,679
Management Fee Income	4,388	3,829	3,305
Interest Income From Commercial Loans and Investments	4,084	4,172	2,861
Real Estate Operations	3,984	5,462	13,427
Total Revenues	$109,119	$ 82,320	$ 70,272
Operating Income:			
Income Properties	$ 68,208	$ 48,493	$ 36,864
Management Fee Income	4,388	3,829	3,305
Interest Income From Commercial Loans and Investments	4,084	4,172	2,861
Real Estate Operations	2,261	2,969	4,812
General and Corporate Expense	(58,422)	(41,754)	(31,783)
Provision for Impairment	(1,556)	—	(17,599)
Gain (Loss) on Disposition of Assets	7,543	(7,042)	28,316
Loss on Extinguishment of Debt	—	—	(3,431)
Total Operating Income	$ 26,506	$ 10,667	$ 23,345
Depreciation and Amortization:			
Income Properties	$ 44,107	$ 28,799	$ 20,561
Corporate and Other	66	56	20
Total Depreciation and Amortization	$ 44,173	$ 28,855	$ 20,581
Capital Expenditures:			
Income Properties	$102,688	$331,754	$256,456
Commercial Loans and Investments	32,869	53,369	364
Corporate and Other	261	42	34
Total Capital Expenditures	$135,818	$385,165	$256,854

Identifiable assets of each segment as of December 31, 2023 and 2022 are as follows (in thousands):

| | As of | |
	December 31, 2023	December 31, 2022
Identifiable Assets:		
Income Properties	$887,345	$902,427
Management Services	1,395	1,370
Commercial Loans and Investments	62,099	32,269
Real Estate Operations	2,343	4,041
Corporate and Other	36,486	46,438
Total Assets	$989,668	$986,545

Operating income represents income from operations before interest expense, investment income, and income taxes. General and corporate expenses are an aggregate of general and administrative expenses and depreciation and amortization expense. Interest expense is not utilized by the chief operating decision maker in evaluating segment performance, therefore interest expense in the amount of $22.4 million, $11.1 million, and $8.9 million during the years ended December 31, 2023, 2022, and 2021, respectively, was not allocated to our business segments. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Real Estate Operations includes the identifiable assets of certain real estate operations receivables as well as Subsurface Interests and mitigation credits. Corporate and other assets consist primarily of cash and restricted cash, property, plant, and equipment related to the other operations, as well as the general and corporate operations.

The Management Services and Real Estate Operations segments had no capital expenditures as of December 31, 2023, 2022 or 2021.

NOTE 24. SUBSEQUENT EVENTS

Subsequent events and transactions were evaluated through February 22, 2024, the date the consolidated financial statements were issued. There were no reportable subsequent events or transactions.

On February 16, 2024, the Company completed the sale of its remaining Subsurface Interests for gross proceeds of $5.0 million. As part of the Subsurface Interests sale, the Company entered into a management agreement with the buyer to provide ongoing management services.

SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
FOR THE YEAR ENDED DECEMBER 31, 2023
(In thousands)

Description	Encumbrances	Initial Cost to Company		Costs Capitalized Subsequent to Acquisition	
		Land	Buildings & Improvements	Improvements	Carrying Costs
Income Properties:					
Crabby's Oceanside, Daytona Beach, FL	—	5,836	4,249	45	—
LandShark Bar & Grill, Daytona Beach, FL	—	5,836	4,577	10	—
Fidelity, Albuquerque, NM	—	5,739	29,537	12	—
The Strand at St. Johns Town Center, Jacksonville, FL	—	12,551	36,431	697	—
Crossroads Towne Center, Chandler, AZ	—	5,842	38,881	364	—
Ashford Lane, Atlanta, GA	—	37,717	33,422	24,351	—
Jordan Landing, West Jordan, UT	—	10,529	5,752	—	—
The Shops at Legacy, Plano, TX	—	22,008	27,192	2,382	—
Beaver Creek Crossings, Apex, NC	—	21,391	39,194	454	—
125 Lincoln & 150 Washington, Santa Fe, NM	—	473	12,525	1,824	—
369 N. New York Ave., Winter Park, FL	—	8,535	5,139	1,584	—
The Exchange at Gwinnett, Buford, GA	—	6,599	36,403	59	—
Price Plaza, Katy, TX	—	15,630	17,978	810	—
Madison Yards, Atlanta, GA	—	19,780	47,938	577	—
West Broad Village, Glen Allen, VA	—	12,120	65,829	1,240	—
Collection at Forsyth, Cumming, GA	—	13,349	75,286	414	—
MainStreet Portfolio, Daytona Beach, FL . . .	—	3,504	1,422	257	—
Plaza at Rockwall, Rockwall, TX	—	14,793	42,391	163	—
	$ —	$222,232	$524,146	$35,243	$ —

---

(1) The aggregate cost, net of deferred tax liabilities, of Income Properties, Land, Buildings, and Improvements for Federal income tax purposes at December 31, 2023 is approximately $578.1 million.

Gross Amount at Which
Carried at Close of Period
December 31, 2023
(In thousands)

	Land	Buildings	Total	Accumulated Depreciation	Date of Completion of Construction	Date Acquired	Life
Income Properties:							
Crabby's Oceanside, Daytona Beach, FL	5,836	4,294	10,130	1,374	01/25/18	N/A	40 Yrs.
LandShark Bar & Grill, Daytona Beach, FL . .	5,836	4,587	10,423	1,315	01/25/18	N/A	40 Yrs.
Fidelity, Albuquerque, NM	5,739	29,549	35,288	5,903	N/A	10/04/18	45 Yrs.
The Strand at St. Johns Town Center, Jacksonville, FL	12,551	37,128	49,679	5,769	N/A	12/9/2019	48 Yrs.
Crossroads Towne Center, Chandler, AZ	5,842	39,245	45,087	5,147	N/A	1/24/2020	35 Yrs.
Ashford Lane, Atlanta, GA	37,717	57,773	95,490	6,392	N/A	2/21/2020	36 Yrs.
Jordan Landing, West Jordan, UT	10,529	5,752	16,281	849	N/A	3/2/2021	30 Yrs.
The Shops at Legacy, Plano, TX	22,008	29,574	51,582	4,808	N/A	6/23/2021	32 Yrs.
Beaver Creek Crossings, Apex, NC	21,391	39,648	61,039	3,885	N/A	12/2/2021	30 Yrs.
125 Lincoln & 150 Washington, Santa Fe, NM	473	14,349	14,822	1,424	N/A	12/20/2021	30 Yrs.
369 N. New York Ave., Winter Park, FL	8,535	6,723	15,258	676	N/A	12/20/2021	30 Yrs.
The Exchange at Gwinnett, Buford, GA	6,599	36,462	43,061	1,771	N/A	12/30/2021	45 Yrs.
Price Plaza, Katy, TX	15,630	18,788	34,418	1,903	N/A	3/3/2022	25 Yrs.
Madison Yards, Atlanta, GA	19,780	48,515	68,295	1,955	N/A	7/8/2022	42 Yrs.
West Broad Village, Glen Allen, VA	12,120	67,069	79,189	3,216	N/A	10/14/2022	40 Yrs.
Collection at Forsyth, Cumming, GA	13,349	75,700	89,049	3,827	N/A	12/29/2022	31 Yrs.
MainStreet Portfolio, Daytona Beach, FL	3,504	1,679	5,183	109	N/A	12/29/2022	25 Yrs.
Plaza at Rockwall, Rockwall, TX	14,793	42,554	57,347	1,102	N/A	6/9/2023	40 Yrs.
	$222,232	$559,389	$781,621	$51,425			

REAL ESTATE AND ACCUMULATED DEPRECIATION
FOR THE YEAR ENDED DECEMBER 31, 2023
(In thousands)

	2023	2022	2021
Cost:			
Balance at Beginning of Year	$763,959	$521,260	$ 472,126
Additions and Improvements	97,772	281,562	206,646
Cost of Real Estate Sold	(80,110)	(38,863)	(157,512)
Balance at End of Year	$781,621	$763,959	$ 521,260
Accumulated Depreciation:			
Balance at Beginning of Year	35,512	23,936	30,316
Depreciation and Amortization	25,664	16,262	12,270
Depreciation on Real Estate Sold	(9,751)	(4,686)	(18,650)
Balance at End of Year	$ 51,425	$ 35,512	$ 23,936
Reconciliation to Consolidated Balance Sheet at December 31, 2023:			
Income Properties, Land, Buildings, and Improvements	$781,621	$763,959	
	781,621	763,959	
Cost Basis of Assets Classified as Held for Sale on Balance Sheet	—	—	
Total Per Schedule	$781,621	$763,959	

SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
FOR THE YEAR ENDED DECEMBER 31, 2023

There was a portfolio of four commercial loan investments and one preferred equity investment which is classified as a commercial loan investment as of December 31, 2023 (in thousands).

Description	Interest Rate	Final Maturity Date	Periodic Payment Terms	Prior Liens	Face Amount of Mortgages	Carrying Amounts of Mortgages[2]	Principal Amount of Loans Subject to Delinquent Principal or Interest
Construction Loan – The Exchange At Gwinnett – Buford, GA	7.25%	January 2024	Monthly Interest Payments	—	1,857	1,854	—
Preferred Investment – Watters Creek – Allen, TX	8.75%	April 2025	Monthly Interest Payments	—	30,000	29,937	—
Mortgage Note – Founders Square – Dallas, TX	8.75%	March 2026	Monthly Interest Payments	15,000	14,892	—	
Promissory Note – Main Street – Daytona Beach, FL	7.00%	May 2033	Monthly Interest Payments	400	400	—	
Mortgage Note – Sabal Pavilion – Tampa, FL	7.50%	June 2024	Monthly Interest Payments	—	15,400	15,393	—
Totals				$ —	$62,657	$62,476	$ —
CECL Reserve						(627)	
Total Commercial Loans and Investments						$61,849	

The following represents the activity within the Company's commercial loans and investments segment for the years ended December 31, 2023, 2022, and 2021 (in thousands):

	2023	2022	2021
Balance at Beginning of Year	$31,908	$ 39,095	$38,320
Additions During the Year:			
New Mortgage Loans	32,711	53,282	364
Collection of Origination Fees	158	87	—
Accretion of Origination Fees[1]	137	174	2
Gain on Sale of Loans	—	807	—
Imputed Interest Over Rent Payments on Ground Lease Loan	—	97	409
Deductions During the Year:			
Collection of Principal	(986)	(61,634)	—
Foreclosure	(1,452)	—	—
Impairment / CECL Reserve	(627)	—	—
Balance at End of Year	$61,849	$ 31,908	$39,095

---

(1) Non-cash accretion of loan origination fees.

(2) The aggregate carrying amount of mortgages for Federal income tax purposes at December 31, 2023 totaled $61.8 million.



CORPORATE INFORMATION

BOARD OF DIRECTORS

Laura M. Franklin (Chairman of the Board)
Retired (2015) Executive Vice President, Accounting and
Administration and Corporate Secretary of Washington
Real Estate Investment Trust (now Elme Communities)

George R. Brokaw (Vice Chairman of the Board)
Private Investor, Chairman of the Board of Alico, Inc.,
and member of the board of directors of Dish Network
Corporation

John P. Albright
President & Chief Executive Officer of
CTO Realty Growth, Inc.

Christopher J. Drew
Senior Managing Director of JLL Capital Markets,
Americas and co-head of JLL's Miami office

R. Blakeslee Gable
Chief Executive Officer of Barron Collier Companies

Christopher W. Haga
Operating Partner, MGG Investment Group
and Chairman of MGG RMC SPV LLC

EXECUTIVES

John P. Albright
President and Chief Executive Officer

Steven R. Greathouse
Senior Vice President and Chief Investment Officer

Lisa M. Vorakoun
Vice President and Chief Accounting Officer

Matthew M. Partridge
Senior Vice President, Chief Financial Officer and Treasurer

Daniel E. Smith
Senior Vice President, General Counsel and Corporate Secretary

INFORMATION

Counsel
Vinson & Elkins LLP
901 East Byrd Street, Suite 1500
Richmond, VA 23219

Registrar and Stock Transfer Agent
Computershare Trust Company N.A.
150 Royall Street, Suite 100
Canton, MA 02021

Auditors
Grant Thornton LLP
5955 T.G. Lee Boulevard, Suite 200
Orlando, FL 32822

Mailing Address
CTO Realty Growth, Inc.
369 N. New York Ave., Suite 201
Winter Park, FL 32789
www.ctoreit.com



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